2/1

Follow-Up Materials

07020757

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: AFDB

COMPANY NAME: African Development Bank

COMPANY ADDRESS:

PROCESSED
FEB 05 2007
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83- 4 FISCAL YEAR: ________

(03/94)

RECEIVED

2007 FEB -1 P 1:33

AFRICAN DEVELOPMENT BANK OFFICE OF INTERNATIONAL CORPORATE FINANCE

CONFIDENTIAL

ADB/BD/IF/2006/312
13 December 2006
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation Not Applicable

FOR INFORMATION

MEMORANDUM

TO : **THE BOARD OF DIRECTORS**

FROM : **Donald KABERUKA**
President

SUBJECT : **ADB - FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 ***

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the nine months ended September 30, 2006.

Attach:

*** Questions on this document should be referred to:**

Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Manager	FFCO	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

SCCD G. G

ADB FINANCIAL STATEMENTS
September 30, 2006 and 2005

The financial highlights for the nine months ended September 30, 2006 are summarized below. The comparative financial statements and indicators for 2002 to 2006 are summarized in schedules **A** and **B** attached to this memorandum.

In 2005, the Bank implemented a number of new or revised International Financial Reporting Standards (IFRS) that became effective in that year. The implementation of many of these new or revised IFRS was completed after September 2005. Consequently, the previously published nine months financial statements for 2005 did not include the effect of the changes from the final implementation of all the revised or new IFRS. In accordance with the requirements of the standards, the figures in the previously published financial statements for the nine months to September 30, 2005 have been restated to be consistent with the current period's presentation.

In prior periods the Bank accounted for distributions of income approved by Board of Governors as a direct reduction in equity. In the light of recent developments in financial reporting and auditing standards and MDB industry practice, and after careful review with the external auditors, Management has agreed to a revised treatment of distribution from net income and, with effect from 2006, decided to report net income distributions as reductions to net income on the income statement. The two main arguments advanced against the previous treatment of distributions of net income as direct reduction to equity are the following:

- The distributions are not paid directly to member countries.
- It a member country disagrees with a proposed distribution, the distribution would still be effected, if the majority of member countries support the proposal.

The new accounting treatment of net income distributions is consistent with emerging MDB practice. The distribution of approvals by the Board of Governors included in the statement of Income and Expenses in the current period amounted to UA 144.00 million (2005: UA 139.20 million). To distinguish such charges from operational expenses, they are reported separately on the income statement.

1. Results of Operations

1.1 Income before distribution of net income approved by Governors amounted to UA 127.43 million, UA 32.25 million lower than the restated net income for the nine months ended September 30, 2005 of UA 159.68 million. The higher net income for the nine months ended 30 September 2005 was mainly attributable to the write-back of provision for impairment on loans. In addition, following the cancellation of ADF loans of about UA 4.0 billion under the Multilateral Debt Relief Initiative (MDRI) in September 2006, the net assets of the Fund declined substantially resulting in a write-down of the Bank's equity investment in ADF by an amount of UA 37.19 million[1].

1.2 Net operational income for the nine months ended September 30, 2006, amounted to UA 160.42 million compared to UA 194.82 million in 2005. Loan and investment income increased by UA 4.37 million and UA 38.59 million, respectively. The increase in investment income, which was due mainly to overall higher yield and increase in average investment funds, was partially offset by a UA 16.33 million increase in interest expense. The marginal increase in loan income resulted from higher lending rate on the US Dollars floating rate loans during the period.

1.3 Borrowing expenses (including gains/losses on valuation of derivatives and FVO on borrowings) for the nine months, ended September 30, 2006 amounted to UA 180.18 million, representing a 13.30% decrease from borrowing expenses of UA 207.81 million for 2005.

1.4 A comparative summary of arrears on loans and charges for the period is presented below:

(UA thousands)

Borrower	**Arrears on Principal**	**Cumulative Charges in Arrears at**	
	30/09/2006	**30/09/2006**	**30/09/2005**
C.A.REPUBLIC	2,392	2,051	1,815
COMOROS	6,124	7,129	6,682
COTE D'IVOIRE	175,731	80,401	79,708
LIBERIA	39,701	85,605	84,385
SEYCHELLES	14,284	10,506	9,075
SOMALIA	3,684	5,983	6,171
SUDAN	36,242	35,578	33,505
ZIMBABWE	126,247	85,095	84,726
PRIVATE SECTOR	10,815	6,253	7,108
	415,220	**318,601**	**313,175**

1.5 Provision for impairment on charges receivable on loans and loan principal for the nine months ended September 30, 2006 amounted to UA 55.43 million compared to a net write-back of excess provision of UA 17.94 million in the same period of 2005. The increase in provision was caused by an increase in estimated time in default for Zimbabwe. The estimated time in default for Zimbabwe deteriorated from 15 years in December 31, 2005 to 20 years at September 30, 2006. Cumulative impairment allowance on loan principal and charges receivables at September 30, 2006 amounted to UA 218.62 million and UA 225.31 million, respectively.

[1] The amount of UA 37.19 million is the best estimate of the write-down pending the completion of the detailed analysis of the impact of the MDRI.

1.6 The impairment allowance on equity investments at September 30, 2006 comprised the following: 100% provision on BDEGL, NDBS, and Development Bank of Zimbabwe; and 15% on PTA Bank. As a result of the implementation of the MDRI, the net asset of ADF, which is the basis for the determination of the value of ADB's investment in the Fund, declined. Consequently, the 2006 cumulative provision for impairment on all equity investments at September 30, 2006 amounted to UA 60.35 million.

1.7 Administrative expenses before management fees for the nine months ended September 30, 2006 and 2005 are made up of the following:

(UA thousands)	2006		2005	
	UA	%	UA	%
Salaries	46,602	40.37	42 952	38.47
Benefits	33,997	29.45	35 305	31.62
Total Salaries & benefits	80,599	69.82	78 257	70.09
Other Personnel-related	4,567	3.96	3 392	3.04
Short-term staff	1,296	1.12	1 270	1.14
Consultancy	6,381	5.53	6 090	5.45
Total Manpower Expense	92,843	80.43	89 009	79.72
Missions	7,360	6.38	6 607	5.92
Furniture & Equipment	2,767	2.40	2 819	2.52
Occupancy	4,882	4.23	4 896	4.33
Communication	4,006	3.47	3 853	3.45
Others, net	3,581	3.10	4 475	4.01
Total Administrative Expenses	115,439	100.00	111 659	100.00

1.8 Total Bank group administrative expenses (excluding depreciation) increased by 3.39% from UA 111.66 million for the nine months ended September 30, 2005 to UA 115.44 million in same period in 2006. The Bank's share of the total Bank group administrative expenses decreased by UA 0.98 million or 3.41% from UA 28.92 million for the first nine months of 2005 to UA 27.40 million for the same period in 2006.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Total investments (net of swaps and repos) including investments held to maturity, at September 30, 2006, amounted to UA 4 772.33 million compared to UA 4 459.64 million at September 30, 2005.

2.2 Loan disbursements for the nine months ended September 30, 2006 amounted to UA 355.04 million, representing a decrease of 8.82 percent over the disbursements of UA 389.38 million made during the nine months ended September 30, 2005.

2.3 Borrowings outstanding as at September 30, 2006 amounted to UA 5 490.79 million compared to UA 5 638.36 million at September 30, 2005.

2.4 The Bank's reserves, decreased by UA 11.78 million during the period from an amount of UA 2 266.39 million as at December 31, 2005 to UA 2 254.61 million as at September 30 2006. The decrease is largely attributable to the approval in May 2006 by the Board of Governors of distributions of the net income for 2005 amounting to UA 139.20 million

3. Selected Financial Indicators

See schedules A and B attached hereto.

Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the nine months ended September 30, 2006.

Attaches

SCHEDULE A

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS

(Expressed in millions of UA)

NINE MONTHS ENDED SEPTEMBER 30	2006	Restated (Note C) 2005	** 2004	** 2003	** 2002
OPERATIONAL INCOME AND EXPENSES					
Income from loans	248.31	243.94	245.17	210.74	322.87
Income from investments and related derivatives	156.38	117.78	86.74	71.41	54.09
Total income from loans and investments	404.69	361.72	331.91	282.15	376.96
Borrowing expenses					
Interest and amortized issuance costs	(182.76)	(166.43)	(141.03)	(165.13)	(202.44)
Net interest on borrowing derivatives	(21.75)	1.88	-	-	-
Unrealized gain/(loss) on fair valued borrowings and related derivatives	16.02	(43.87)	143.38	-	-
Unrealized gain/(loss) on derivatives and non fair valued borrowings	8.31	0.62	7.83	(3.41)	6.93
Provision for impairment on loan principal and charges receivables	(55.43)	17.94	(17.67)	(6.88)	0
Provision for equity investments	(37.19)	-	-	-	(2.30)
Translation gains	6.81	8.25	-	-	-
Other income	21.72	14.73	8.38	0.81	1.00
Net operational income	160.42	194.82	332.80	107.54	180.15
Administrative expenses	(27.94)	(28.92)	(25.20)	(31.77)	(22.32)
Depreciation - Property, equipment and intangible assets	(4.54)	(5.13)	(4.40)	(3.99)	(4.07)
Sundry expenses	(0.51)	3.00	(0.70)	0.01	(0.44)
Total other expenses	(33.00)	(31.05)	(30.30)	(35.75)	(26.83)
Income before distributions of income approved by the Board of Governors	127.43	163.77	302.50	71.79	153.32
Distributions of income approved by the Board of Governors	(139.20)	(144.00)	(114.64)	(56.95)	(22.00)
NET INCOME	**(11.77)**	**19.77**	**187.86**	**14.84**	**131.32**
FINANCIAL INDICATORS/RATIOS					
Increase /(decrease) in Loan Income (%)	1.79	(0.50)	16.34	(34.73)	(6.26)
Increase/(decrease) in Investment Income (%)	32.78	35.79	21.47	32.02	(47.74)
Increase/(Decrease) in Borrowings expense (%)	(13.30)	16.68	(14.59)	(18.43)	(23.02)
(Decrease)/Increase in Other expenses (%)	6.25	2.49	(15.24)	33.25	2.21
(Decrease)/ Increase in Net operational income (%)	(17.66)	(41.46)	209.47	(40.31)	(49.01)
Loan income/Interest expense ratio	1.38	1.17	1.74	1.28	1.59
(Decrease)/Increase in net income (%)	(159.57)	(89.48)	1,166.07	(88.70)	(59.84)
Interest coverage ratio (1.25x)*	(14.30)	11.51	1.75	12.13	2.54

* Indicative parameters

Slight differences may occur in totals due to rounding

Amounts for 2005 have been restated as required by IAS 39.

** The information presented above for 2004 and prior years have not been restated and therefore are not comparable to 2005 and 2006.

SCHEDULE B

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

BALANCE SHEETS AS AT SEPTEMBER 30	2006	Restated (Note C) 2005	** 2004	** 2003	** 2002
ASSETS					
Due from banks	62.62	18.05	87.23	150 48	105.79
Demand obligations	3.80	3.80	3.80	3.80	22 84
Investments	5,544.53	5,101.42	5,365.96	3,918.27	2,216 28
Derivative asset	304.14	410.16	250.49	282.59	343.59
Non-negotiable instruments	21.05	26.04	35.27	45.51	54 09
Accounts receivable	510.32	527.68	829.59	225.89	233.62
Outstanding loans	5,183.75	5,393.64	5,510.56	5,643.22	6,008.95
Accumulated provision for loan losses	(218 62)	(194 78)	(177.17)	(497.99)	(488.37)
Equity participations, net	125.11	160.93	167.03	165.42	160.72
Other assets	16.20	16.14	18.76	19.77	17.23
	11,552.90	11,463.07	12,091.52	9,956.96	8,674.74

LIABILITIES, CAPITAL & RESERVES	2006	2005	2004	2003	2002
Accounts payable	480.59	480.43	731.85	174 06	156 21
Securities sold under agreements to repurchase and payable for cash collateral received	772.20	641.78	1,112.70	-	-
Derivative liability	421.88	406.02	357.56	327.40	182.58
Borrowings	5,490.79	5,638.36	5,466.99	5,971.48	4,964.25
Capital	2,287.13	2,243.79	2,195.67	2,153.00	2,110.77
Cumulative exchange adjustment on subscriptions	(154.30)	(149 59)	(145.12)	(144.04)	(132.22)
Reserves	2,254.61	2,202.29	2,823.56	1,934.30	1,846.73
Cumulative currency translation adjustment reserve	-	-	(451.69)	(459.24)	(453.58)
	11,552.90	11,463.07	12,091.52	9,956.96	8,674.74

FINANCIAL INDICATORS/RATIOS	2006	2005	2004	2003	2002
Average return on liquid funds(%)	3.73	3.14	2.12	2.34	2.98
Average cost of borrowings(%)	4.38	4.91	3.52	3.88	5 44
Average return on loans(%)	6.39	6.03	5.70	4.60	6.85
Total debt/Total callable capital(%) (80.00)*	28.23	28.69	28.08	31.33	25.08
Senior debt/Callable capital of non borrowing member (%) (80.00)*	55.98	57.54	55.27	60.74	46.70
Debt/Equity ratio(%)	125.75	132.03	122.79	181.75	152.61
Total Debt/Usable capital %	55.34	57.39	45.39	64.77	53.33
Reserve/Loan ratio (15.00%)*	49.16	44.52	45.77	33.10	29.90
Reserve/Debt ratio (%)	42 40	39.76	43.10	22.61	26.35
Disbursements (UA millions)	355 04	389.38	433.63	530 88	353.11

* Indicative parameters

Slight differences may occur in totals due to rounding

Amounts for 2005 have been restated as required by IAS 39.

** The information presented above for 2004 and prior years have not been restated and therefore are not comparable to 2005 and 2006.

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS -SEPTEMBER , 2006
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

ANNEX C

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1) 7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																	
Salaries	46,602			46,602	31	80	174	-	87	8	-	-	-	-	380	0.81	46,982
Benefits	33,997			33,997	7	12	55	-	16	4	-	-	-	-	94	0.28	34,091
Other Personnel-related	4,567			4,567	-	19	8	-	-	-	-	-	-	-	27	0.59	4,594
Short-term staff	1,296			1,296	-	-	1	-	-	-	-	-	-	-	1	0.08	1,297
Consultancy	6,381			6,381	4,255	380	616	179	28	74	136		350	80	6,098	48.87	12,479
Total Personnel Expenses	92,843	-	-	92,843	4,293	491	854	179	131	86	136	-	350	80	6,601	6.64	99,444
PART II - GENERAL EXPENSES																	
Missions	7,360			7,360	15	21	57	-	1	16	-	-	-	-	110	1.47	7,470
Furniture and Equipment	2,767			2,767				-	-		-	-	-	-	-	-	2,767
Occupancy	4,882			4,882	24	6	142	1	-	8	-	-	-	-	181	3.57	5,063
Communication	4,006			4006	-	-	4	-	-	-	-	-	16	-	20	0.01	4,026
Other, net (Note 2)	3,581			3,581	291	42	1,052	11	3	18	-	-	185	11	1,613	31.06	5,194
Total General Expenses	22,596	-	-	22,596	330	69	1,255	12	4	42	-	-	201	11	1,924	7.85	24,520
TOTAL ADMINISTRATIVE EXPENSES	115,439	-	-	115,439	4,623	560	2,109	191	135	128	136	-	551	91	8,525		123,964
Cost Sharing	(87,602)	85,189	2,313	-													
Administrative Expenses (after Cost Sharing)	27,937	85,189	2,313	115,439													
% Distribution of Admin. Expenses by Source:	22.54	68.72	1.87	93.12	3.73	0.45	1.70	0.15	0.11	0.10	0.11	-	0.44	0.07	6.88	100.00	

Notes:

1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants

2 - Other, net
"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

African Development Bank

Financial Statements for the Nine months Ended September 30, 2006 and 2005

AFRICAN DEVELOPMENT BANK

BALANCE SHEET AS AT SEPTEMBER 30, 2006 AND 2005

(UA thousands - Note B)

ASSETS	2006	Restated (Note C) 2005
CASH	62,621	18,048
DEMAND OBLIGATIONS	3,800	3,800
INVESTMENTS (Note D)	5,544,530	5,101,424
DERIVAT IVE ASSETS (Note E)	304,140	410,156
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note F)	21,049	26,043
ACCOUNTS RECEIVABLE		
Accrued income and charges receivables on loans	447,574	340,705
Less : Accumulated provision for impairment	(225,309)	(193,457)
	222,265	147,248
Other accounts receivable	288,060	380,428
	510,325	527,676
LOANS (Note G)		
Disbursed and outstanding loans	5,183,751	5,393,643
Less: Accumulated provision for impairment	(218,621)	(194,786)
	4,965,130	5,198,857
EQUITY PARTICIPATIONS (Note H)		
Investment in associate - ADF	60,456	97,259
Other equity investments	64,655	63,669
	125,111	160,928
OTHER ASSETS		
Property, equipment and intangible assets (Note I)	15,510	15,656
Miscellaneous	695	480
	16,205	16,136
TOTAL ASSETS	11,552,911	11,463,068

LIABILITIES & EQUITY	2006	Restated (Note C) 2005
ACCOUNTS PAYABLE		
Accrued financial charges	209,180	227,123
Other accounts payable	271,412	253,303
	480,592	480,426
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED (Note D)	772,199	641,782
DERIVATIVE LIABILITIES (Note E)	421,880	406,015
BORROWINGS (Note J)		
Borrowings at fair value	4,452,645	4,336,738
Borrowings at amortized cost	1,038,149	1,301,620
	5,490,794	5,638,358
EQUITY (Note K)		
Capital		
Subscriptions paid	2,287,130	2,243,794
Cumulative Exchange Adjustment on Subscriptions	(154,298)	(149,594)
	2,132,832	2,094,200
Retained earnings	2,245,904	2,199,820
Fair value gains on available- for- sale equity investments	8,710	2,467
Total reserves	2,254,614	2,202,287
Total equity	4,387,446	4,296,487
TOTAL LIABILITIES & EQUITY	11,552,911	11,463,068

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UA thousands - Note B)

	2006	Restated (Note C) 2005
OPERATIONAL INCOME & EXPENSES		
Income from loans (Notes L)	248,314	243,940
Income from investments and related derivatives (Note L)	156,375	117,781
Total income from loans and investments	404,689	361,721
Borrowing expenses (Note M)		
Interest and amortized issuance costs	(182,764)	(166,434)
Net interest on borrowing derivatives	(21,748)	1,878
Unrealized gain/(loss) on fair valued borrowings and related derivatives	16,025	(43,875)
Unrealized gain on derivatives and non fair valued borrowings	8,311	620
Provision for impairment (Note G)		
Loan principal	(25,504)	20,867
Loan charges	(29,929)	(2,931)
Provision for equity investments	(37,186)	-
Translation gains and losses	6,810	8,249
Other income	21,717	14,726
Net operational income	160,422	194,821
OTHER EXPENSES		
Administrative expenses (Note N)	(27,937)	(28,924)
Depreciation - Property, equipment and intangible assets (Note I)	(4,545)	(5,129)
Sundry expenses	(514)	(1,090)
Total other expenses	(32,996)	(35,143)
Income before distributions of income approved by the Board of Governors (Note K)	127,426	159,678
Distributions of income approved by the Board of Governors	(139,200)	(144,000)
NET (LOSS) INCOME	**(11,774)**	**15,678**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UA thousands)

	2006	2005
Net income for the period	(11,774)	15,678
Total recognized income and expense for the period	**(11,774)**	**15,678**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UA thousands - Note B)

	2006	Restated (Note C) 2005
Cash flows from:		
Operating activities:		
Net income	(11,774)	15,678
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,545	(5,129)
Provision for loan losses	55,433	(17,936)
Unrealised gains/ losses on investments and asset swaps	1,299	(16,999)
Amortization of discount or premium on held-to-maturity investments	3,779	3,712
Amortization of borrowing costs	864	1,253
Provision for equity losses	37,186	-
Translation gains	(6,810)	(8,249)
Share of profits in associate	(275)	(164)
Derivative asset movement	(24,336)	43,255
Changes in accrued income on loans	(15,849)	154,639
Changes in accrued financial charges	(40,646)	(18,211)
Changes in other receivables and payables	62,854	(102,635)
Net cash from currency swaps	72,767	(42,569)
Net cash provided by operating activities	139,037	6,645
Investing, lending and development activities:		
Disbursements on loans	(355,044)	(389,380)
Repayments of loans	643,736	629,820
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	7,632	(17,508)
Trading portfolio	(308)	(58,762)
Changes in other assets	(3,772)	(3,126)
Equity participations movement	3,378	1,855
Net cash used in investing, lending and development activities	295,622	162,899
Financing activities:		
New issues on borrowings	213,206	134,125
Repayments on borrowings	(536,019)	(444,674)
Net cash from capital subscriptions	25,435	49,340
Net cash provided by financing activities	(297,378)	(261,209)
Effect of exchange rate changes on:		
Cash and investments	4,216	(15,996)
Decrease in cash and cash equivalent	**141,498**	**(107,662)**
Cash and cash equivalent at the beginning of the period	592,016	531,662
Cash and cash equivalent at the end of the period	**733,513**	**424,000**
Composed of:		
Investments maturing within 3 months of acquisition		
Held to Maturity portfolio	96,466	32,723
Trading portfolio	1,346,625	1,015,010
Securities sold under agreements to repurchase and payable for cash collateral received	(772,199)	(641,781)
Cash	62,621	18,048
Cash and cash equivalent	**733,513**	**424,000**
Supplementary disclosure:		
Movement resulting from exchange rate fluctuations		
Loans	41,903	14,517
Borrowings	(154,309)	205,668
Currency swaps	67,875	(162,041)

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition

Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discounts calculated on the effective interest method for held-to-maturity financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies
Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are carried in UA at historical rate. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscription is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS).This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The Bank may offset its obligation to make payments for the shares against the member's liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until nine months after the termination date. If the Bank were to terminate its operations within nine months of the termination date, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The SRP provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent Board created by the Bank determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. The obligations to the Plan are valued every three years by independent qualified actuaries.

Financial instruments
Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets
The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial assets at fair value through profit or loss
All trading assets are carried at fair value through the income statement. The investment-trading portfolio is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and receivables
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii) Held-to-maturity investments
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost.

iv) Available-for-sale financial assets
The Bank has classified equity investments for which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to insignificant risk of changes in value.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables as well as held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. Accrued interest on financial assets is disclosed in other accounts receivable.

2) Financial liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Certain borrowings, some of which also contain embedded derivatives, are designated at fair value through profit or loss. Borrowings not so designated are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' Governments has not been recognized through the imputation of interest expense in the financial statements.

ii) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings, which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at par value adjusted for unamortized premiums or discounts while the related swaps were carried on the balance sheet at fair value.

iii) Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges, borrowings and other accounts payable.

Financial liabilities are recognized upon settlement

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowing portfolio, are linked to the related borrowings at inception, and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in inconsistent treatment of similar hedged instruments. The Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired and makes provision for such impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears

2) Available –for sale assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of the Bank's equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans, not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note G.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the borrowing on a straight-line basis.

Investment in associate

Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At September 30, 2006, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in ADF. Further, in accordance with IAS 36, the net investment in ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost.

Retained earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income and unallocated current year net income. Upon recommendation by the Board of Directors, the Board of Governors approves allocations or distributions of unallocated net income to various specified development causes consistent with the Agreement Establishing the Bank.

Property and equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The assets' residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses are determined by comparing proceeds with carrying amount and are included in the income statement on disposed.

Intangible assets
Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances
The Bank reviews its loan portfolios to assess impairment at each financial reporting date. In determining whether an impairment loss should be recorded in the income statement, the Bank makes judgments as to whether there is any observable data indicating a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair value of financial instruments
The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and relevant market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments

The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments

The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – CHANGE IN ACCOUNTING PRINCIPLE AND NEW/REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1) Change in accounting principle for distribution of income approved by the Board of Governors

In the current period the Bank changed its accounting for distributions of income approved by the Board of Governors. Article 42 of the Agreement establishing the Bank authorizes the Board of Governors to distribute part of the net income of the Bank after making provision for reserves. In prior years and in the exercise of the above provision of its agreement, the Bank after approval by its shareholders at its annual general meetings has made distributions from its annual net income to organizations and institutions for purposes congruent with the Bank's mission. Previously, the Bank accounted for such distributions from net income as dividend-like and reported them as reduction in equity. This previous accounting for the distribution of income approved by the Board of Governors placed emphasis on the role of the Governors acting on behalf of shareholders and viewed as being constructively a transaction with owners. In effect, the Bank viewed these transactions as being equivalent to distributions whereby the shareholders constructively received these funds and simultaneously agreed to contribute them to the designated recipient. The Bank effected the distributions via transfers to the designated recipients. This accounting reflected the shareholders view of the substance and intent of these transfers and had been consistently applied over the years.

Description of the changes in principle

In the light of the increasing frequency of these transfers and varying nature of recipients, the Bank has reevaluated its accounting related to these types of transactions and determined that effective in 2006 all distributions approved by the Board of Governors would be reported as expenses within the Statement of Income and Expenses. Management believes that expensing these transfers represents a change to a preferable accounting principle although the past accounting principle is equally acceptable.

This change in accounting principle has been applied retrospectively and has therefore resulted in the restatement of prior year comparative figures. Net income distributed previously treated as a reduction in reserve in 2005 amounted to UA 144.00 million.

2) New and Revised IFRS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued certain new and revised Standards and Interpretations, which took effect during the year ended December 31, 2006. These were either inapplicable to the Bank or did not have a material impact on the Bank's financial condition, results of operations or cash flows.

At the date of authorization of these financial statements, a number of International Financial Reporting Standards and Interpretations had been promulgated, but will be effective for periods after September 30, 2006. Of these, IFRS 7, "Financial Instruments: Disclosures" is expected to be the most relevant for the Bank. The Bank is currently assessing the impact of IFRS 7 on its future financial reporting

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending collateralized transactions, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA-or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's *Asset and Liability Management Guidelines*. At September 30, 2006, UA 85.69 million (2005: UA 41.22 million) of investments were under external management.

Securities sold under repurchase agreements with a market value of UA 772.20 million were outstanding at September 30, 2006 (2005: UA 641.78 million). The securities pledged as collateral have a carrying value of UA 656.28 million at September 30, 2006. These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

The composition of investments as at September 30, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Trading	3,306,862	2,948,758
Held-to-maturity	2,237,668	2,152,666
Total	**5,544,530**	**5,101,424**

A summary of the Bank's trading investments at September 30, 2006 and 2005 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Time Deposits	347.81	393.03	167.51	143.17	267.66	336.21	203.84	142.60	986.82	1,015.01
Asset Backed Securities	517.72	411.46	171.19	249.90	-	-	-	-	688.91	661.36
Government and Agency Obligations	272.56	149.92	14.83	52.49	-	-	22.27	0.54	309.66	202.95
Corporate Bonds and commercial papers	669.29	429.96	600.92	586.13	-	-	51.26	53.35	1,321.47	1,069.44
Total trading investments	**1,807.38**	**1,384.37**	**954.45**	**1,031.69**	**267.66**	**336.21**	**277.37**	**196.49**	**3,306.86**	**2,948.76**
Repos	(241.64)	(295.23)	(188.21)	(74.71)	(250.17)	(268.65)	(92.18)	(3.19)	(772.20)	(641.78)

The principle balances of the bank's trading investment as at September 30, 2006 was UA 3 292.78 million (2005: UA 2 671.79 million).

The maturity structure of trading investments as at September 30, 2006 was as follows:

(UA millions)	2006
One year or less	1,322.02
More than one year but less than two years	258.96
More than two years but less than three years	415.76
More than three years but less than four years	317.19
More than four years but less than five years	155.19
More than five years	837.74
Total	**3,306.86**

The maturity structure of repos as at September 30, 2006 was as follows:

(UA millions)	2006
One year or less	772.20

A summary of the Bank's investments held-to-maturity at September 30, 2006 and 2005 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Time Deposits	24.17	0.63	0.67	5.21	0.42	0.40	-	-	25.26	6.24
Asset Backed Securities	93.43	13.79	29.48	73.03	-	8.02	-	-	122.91	94.83
Government and Agency Obligations	498.39	625.02	146.10	228.13	283.09	303.35	158.16	162.90	1.086.24	1,319.40
Corporate Bonds and other	428.74	299.04	303.10	234.84	206.76	112.18	64.66	86.12	1,003.26	732.18
Total investments	**1,045.23**	**938.48**	**479.35**	**541.21**	**490.27**	**423.95**	**222.82**	**249.02**	**2,237.67**	**2,152.66**

The principle balances of the Bank's held-to-maturity investments as at September 30, 2006, was as follows UA 2,219.24 million (UA 2,119.94 million).

The maturity structure of held-to-maturity investments as at September 30, 2006 was as follows:

(UA millions)	2006
One year or less	96.47
More than one year but less than two years	240.03
More than two years but less than three years	237.51
More than three years but less than four years	325.46
More than four years but less than five years	370.45
More than five years	967.75
Total	2,237.67

The fair value of held-to-maturity investments at September 30, 2006 was UA 2,241.53 million.

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at September 30, 2006 and 2005 were as follows:

(UA thousands)	2006		Restated (Note C) 2005	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Borrowings related:				
Cross-currency swaps	214,363	319,886	230,676	214,973
Interest rate swaps	65,353	62,035	86,562	71,262
Loan swaps	23,068	31,053	12,389	29,440
Embedded derivatives	295	1,223	478	757
	303,079	**414,197**	**330,105**	**316,432**
Investments related:				
Asset swaps	1,027	1,179	80,051	89,583
Macro-hedge swaps	34	6,504	-	-
	1,061	**7,683**	**80,051**	**89,583**
Total	**304,140**	**421,880**	**410,156**	**406,015**

The notional amounts of derivative financial assets and financial liabilities at September 30, 2006 and 2005 were as follows:

(UA thousands)	**2006**	Restated (Note C) 2005
Borrowings:		
Cross-currency swaps	3,704,571	3,660,385
Interest rate swaps	3,487,920	3,476,980
Loan swaps	868,768	774,274
Embedded derivatives	18,975	23,170
Investments:		
Asset swaps	177,435	274,426
Macro hedge swaps	261,452	243,884
Total	**8,519,121**	**8,453,119**

Loan hedges

In addition to the swaps on borrowings, the Bank has entered into interest rate swaps, which transform fixed rate income on loans in certain currencies into variable rate income.

Administrative expenses hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. The nominal value of the forward transactions as at September 30, 2006 amounted to UA 64.1 million with a favorable market value of UA 0.28 million.

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At September 30, 2006 and 2005, the non-negotiable notes balance was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	25,897	31,180
Net movement for the period	(4,848)	(5,137)
Balance at September 30	**21,049**	**26,043**

NOTE G – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Further, management does not believe there is a comparable secondary market for the type of loans made by the Bank. The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6) month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The maturity distribution of loans as at September 30, 2006 and 2005 was as follows:

(UA millions)

	2006				2005
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	404.81	154.32	364.98	924.11	911.62
More than one year but less than two years	193.43	145.59	168.68	507.70	536.17
More than two years but less than three years	163.12	151.68	166.90	481.70	533.96
More than three years but less than four years	137.57	138.43	165.53	441.53	492.67
More than four years but less than five years	136.22	124.01	146.42	406.65	446.56
More than five years	1,531.84	670.55	219.67	2,422.06	2,472.66
Total	**2,566.99**	**1,384.58**	**1,232.18**	**5,183.75**	**5,393.64**

The Borrower's have the right to repay these amounts earlier than the contractual due dates:

The currency composition and type of loans as at September 30, 2006 and 2005 were as follows:

(Amounts in UA millions)

			2006		2005	
			Amount	%	Amount	%
Fixed Rate:	Multi Currency	Euro	170.99		119.60	
		Japanese Yen	455.59		204.30	
		Pound Sterling	3.54		1.08	
		Swiss Francs	165.22		40.54	
		US Dollars	414.81		248.57	
		Others	1.93		9.73	
			1,212.08	23.38	623.82	11.57
	Single Currency	Euro	1,205.99		920.64	
		Japanese Yen	17.25		326.76	
		Pound Sterling	-		2.38	
		South African Rand	44.10		35.97	
		Swiss Francs	-		129.65	
		US Dollars	87.56		334.03	
		Others			0.31	
			1,354.90	26.14	1,749.74	32.44
Floating Rate:	Single Currency	Euro	447.30		460.12	
		Japanese Yen	10.27		4.12	
		South African Rand	142.03		171.86	
		US Dollars	784.98		951.35	
		Others	-		-	
			1,384.59	26.71	1,587.45	29.43
Variable Rate:	Multi Currency	Euro	187.03		204.31	
		Japanese Yen	43.46		54.85	
		Swiss Francs	1.14		1.35	
		US Dollars	186.16		205.84	
		Others	0.23		0.35	
			418.02	8.06	466.70	8.65
	Single Currency Converted	Euro	344.27		381.36	
		Japanese Yen	141.08		198.88	
		Swiss Francs	17.13		17.63	
		US Dollars	311.66		368.00	
		Others	0.02		0.06	
			814.16	15.71	965.93	17.91
			5,183.75	**100.00**	**5,393.64**	**100.00**

The summary of the currency composition of loans as at September 30, 2006 and 2005 was as follows:

(Amount in UA millions)

	2006		2005	
	Amount	**%**	Amount	%
Euro	2,355.59	45.44	2,086.04	38.68
Japanese Yen	667.65	12.88	788.91	14.64
Swiss Francs	183.49	3.54	189.18	3.51
Pound Sterling	3.54	0.07	3.46	0.06
US Dollars	1,785.17	34.44	2,107.79	39.08
South African Rand	186.13	3.59	207.83	3.85
Others	2.18	0.04	10.43	0.19
Total	**5,183.75**	**100.00**	**5,393.64**	**100.00**

Fair value of loans

At September 30, 2006 and 2005, the carrying and estimated fair values of loans were as follows:

(UA thousands)	2006		Restated (Note C) 2005	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Fixed rate loans	2,566,974	2,784,205	2,373,577	2,609,232
Floating rate loans	1,384,580	1,337,073	1,587,446	1,587,446
Variable rate loans	1,232,197	1,054,130	1,432,620	1,432,620
	5,183,751	5,175,408	5,393,643	5,629,298
Accumulated provision for impairment	(218,621)		(194,786)	-
Net loans	**4,965,130**	**5,175,408**	**5,198,857**	**5,629,298**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At September 30, 2006, loans with an aggregate principle balance of UA 696.67 million, of which UA 415.22 million was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at September 30, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Outstanding balance on impaired loans	696,668	704,162
Less: accumulated provision for impairment	(218,621)	(194,786)
Net balance on impaired loans	**478,047**	**509,376**
Charges receivable and accrued income on impaired loans	318,601	313,175
Less: accumulated provision for impairment	(225,309)	(193,457)
Net charges receivable and accrued income on impaired loans	**93,292**	**119,718**

The movements in the accumulated provision for impairment on outstanding loan principal for the period ended September 30, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Balance at January 1	194,613	213,593
Provision for impairment on loan principal for the period	25,503	(20,867)
Translation effects	(1,495)	2,060
Balance at September 30	**218,621**	**194,786**

The movements in the accumulated provision for impairment on loan interests and charges receivable for the period ended September 30, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Balance at January 1	197,764	188,076
Provision for impairment on loan charges for the period	29,929	2,931
Translation effects	(2,384)	2,450
Balance at September 30	**225,309**	**193,457**

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At September 30, 2006, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 10.51 million (2005: UA 4.08 million).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At September 30, 2006 and 2005, the Bank had no outstanding guarantee to any entity.

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended September 30, 2006 amounted to UA 85.19 million (2005: UA 81.16 million), representing 71.05 percent (2005: 69.64 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At September 30, 2006, the Bank's pro-rata or economic share in ADF was 0.95 % (2005: 1.04%).

During the nine months ended September 30, 2006, as a result of the implementation of the Multilateral Debt Relief Initiative described in note R-2, the net asset of ADF declined. Consequently, the Bank recorded an impairment loss of UA 37.19 million on its investment in the Fund.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank's equity interests in the ADF and in other regional or sub-regional development institutions are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	% Shareholding	Callable Capital	Carrying Value 2006	Carrying Value 2005
African Development Fund	1972	0.97	-	111,941	111,751
Accumulated share of profit/(loss) & impairment on January 1				(14,575)	(14,585)
Impairment and share of profit for the period				(36,910)	93
				60,456	97,259
Regional Development Banks (Carried at Cost)					
BDEAC	1975	5.24	2,353	1,569	1,520
East African Development Bank	1967	11.33	-	5,000	5,000
P. T. A. Bank	1985	5.83	10,000	5,000	5,000
Afreximbank	1993	6.70	10,160	6,773	6,899
BOAD	1973	0.60	1,961	654	633
BDEGL	1980		-	1,946	1,946
			24,474	20,942	20,998
Other Development Institutions (Carried at Cost)					
K-REP Bank Limited	1997	15.14	-	700	685
Zimbabwe Development Bank	1984	-	-	9	1
Africa - Re	1977	13.95	-	5,900	6,010
Shelter Afrique	1982	-	-	3,387	3,450
National Development Bank of Sierra Leone *				-	-
				9,996	10,146
Investment Funds (Carried at Fair value)**					
AIG Africa Infrastructure Fund	1999	12.30	3,917	25,649	23,870
South Africa Infrastructure Fund	1996	14.03	1,060	6,654	11,348
Acacia Fund Limited	1996	10.40	-	697	557
Zambia Venture Capital Fund	1996	16.11	-	387	630
Indian Ocean Regional Fund Limited	1999	16.83	-	126	367
EMP Africa Fund II LLC	2006	13.15	30,158	3,709	-
			35,135	37,222	36,772
Total			59,609	128,616	165,175
Less: Accumulated provision for impairment			-	(3,505)	(4,247)
Net			**59,609**	**125,111**	**160,928**

* Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.

** The cost of equity investments carried at fair value at September 30, 2006 amounted to UA 29.08 million.

An analysis of the movement in accumulated provision for impairment on other equity participation was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	3,496	4,247
Translation effects	9	-
Balance at September 30	**3,505**	4,247

NOTE I – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

	Property and Equipments					Intangible Assets	Grand Total
2005	**Land**	**Building and Improvements**	**Furniture, Fixtures & Fittings**	**Equipments & Motor Vehicles**	**Total Property & Equipments**	**Computer software**	**Property, Equipments & Intangible Assets**
Cost:							
Balance at 1 January 2005	141	22,752	6,196	33,683	62,772	15,050	77,822
Additions during the period	-	-	753	2,577	3,330	-	3,330
Disposals during the period	-	-	-	(150)	(150)	-	(150)
Transfers	-	-	-	-	-	-	-
Balance at 30 September	141	22,752	6,949	36,110	65,952	15,050	81,002
Accumulated Depreciation:							
Balance at 1 January	-	21,080	3,809	23,321	48,210	12,007	60,217
Depreciation during the period	-	77	635	4,417	5,129	-	5,129
Disposals during the period	-	-	-	-	-	-	-
Balance at 30 September	-	21,157	4,444	27,738	53,339	12,007	65,346
Net Book Values: 30 September, 2005	141	1,595	2,505	8,372	12,613	3,043	15,656

(UA thousands)

	Property and Equipments					Intangible Assets	Grand Total
2006	**Land**	**Building and Improvements**	**Furniture, Fixtures & Fittings**	**Equipments & Motor Vehicles**	**Total Property & Equipments**	**Computer software**	**Property, Equipments & Intangible Assets**
Cost:							
Balance at 1 January 2006	141	22,752	7,337	36,702	66,932	16,516	83,448
Additions during the period	-	-	503	1,741	2,244	1,463	3,707
Disposals during the period	-	-	-	-	-	-	-
transfers	-	-	-	-	-	-	-
Balance at 30 September	141	22,752	7,840	38,443	69,176	17,979	87,155
Accumulated Depreciation:							
Balance at 1 January		21,182	4,678	26,579	52,439	14,661	67,100
Depreciation during the period	-	76	237	3,324	3,637	908	4,545
Disposals during the period	-	-	-	-	-	-	-
Balance at 30 September	-	21,258	4,915	29,903	56,076	15,569	71,645
Net Book Values: 30 September, 2006	141	1,494	2,925	8,540	13,100	2,410	15,510

Under the Headquarters' Agreement with the host country, the Bank's owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. The net book value of fixed assets approximates the fair value.

NOTE J – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At September 30, 2006, total borrowings amounted to UA 5,490.80 million comprising senior debt and subordinated debt amounting to UA 4,783.80 million and UA 707.00 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,545.59 million was 55.98 percent. Also at September 30, 2006, the ratio of total outstanding borrowings to the total callable capital of UA 19,448.84 million was 28.23 percent. At September 30, 2006, borrowings with embedded callable options amounted to UA 375.97 million (2005: UA 465.14 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at September 30, 2006 and 2005 was as follows.
Borrowings and Swaps at September 30, 2006:

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed		-	-	-	-	-	-	200.93	5.16	1.66
			-	-	-	-	-	-	-	0.00	
	Adjustable	65.15		3.97	0.58	2,156.10	3.84	5.8	65.36	3.13	0.58
			-	-	-	(178.74)	3.09	5.9	(266.30)	3.16	1.39
Sterling	Fixed	74.78		11.12	3.31	-	-	-	-	-	-
			-	-	-	-	-	-	(63.34)	11.13	3.31
	Adjustable		-	-	-	25.33	4.68	2.55	63.34	10.48	3.31
			-	-	-	(63.34)	10.4806	3.31	-	-	0.00
Japanese Yen	Fixed	773.27	365.98	3.24	4.70	-	-	-	229.99	4.64	1.59
		-	-	-	-	(292.09)	2.72	6.72	(739.19)	2.29	2.55
	Adjustable	603.67	18.97	3.78	6.46	89.05	0.35	0.75	803.01	0.26	2.83
			-	-	-	(1,051.61)	2.33	4.76	(293.82)	0.80	2.54
US Dollars	Fixed	1,927.93	616.38	4.77	7.70	-	-	-	-	-	0.00
			-	-	-	(425.61)	6.94	9.35	(1,844.05)	3.37	4.08
	Adjustable	40.33	6.77	6.62	0.28	1,142.99	5.26	5.12	1,770.62	5.50	3.77
			-	-	-	(770.77)	5.40	3.60	(40.64)	5.75	0.22
Others	Fixed	967.52	34.96	2.67	5.57	-	-	0.00	-	-	0.00
			-	-	-	(922.41)	2.46	6.37	(240.59)	3.37	2.26
	Adjustable		-	-	-	188.20	7.60	6.29	240.59	3.71	2.26
			-	-	-	-	-	0.00	-	-	0.00
Total	Fixed	3,743.50	1,017.32	4.06	5.53	-	-	0.00	430.93	4.88	1.62
		-	-	-	-	(1,640.11)	3.67	7.21	(2,887.16)	3.26	3.52
	Adjustable	709.15	25.75	3.98	5.54	3,599.68	4.41	5.48	2,942.92	3.98	3.31
		-	-	-	-	(2,064.46)	3.79	4.38	(600.76)	2.18	1.88
Principal at face value		4,452.65	1,043.07	4.05	5.53	(104.89)		-	(114.07)	-	-
Net unamortized premium/(discount) (*)			(4.92)			215.46			114.07	-	-
		4,452.65	1,038.15			110.57		-	(0.00)		
IAS 39 Adjustment			-			(5.05) (c)		-	5.96 (c)	-	-
Total		4,452.65	1,038.15	4.05	5.53	105.52			5.96	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at September 30, 2006 was UA 5 693.49 million. The notional value of borrowings at September 30, 2006 was UA 5 754.29 million (2005: UA5 937.68 million)

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months.
   The rates indicated are those prevailing at September 30, 2006.
c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at September 30, 2005 (Restated - Note C):

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd Avg Cost (%) (b)	Average Maturity (Years)
Euro	Fixed		253.31	6.50	0.99	141.77	8.71	13.93	194.67	5.16	2.64
			-	-	-	-	-	-	(253.31)	6.50	6.50
	Adjustable	63.30		4.40	1.57	1,800.77	2.20	6.2	316.63	5.60	5.60
			-	-	-	(173.17)	1.43	6.8	(258.01)	2.74	2.74
Sterling	Fixed	76.78		11.13	4.27	-	-	-	-	-	-
			-	-	-	-	-	-	(60.93)	11.13	4.27
	Adjustable		-	-	-	-	-	-	60.93	10.67	4.27
			-	-	-	(60.93)	10.67	4.27	-	-	0.00
Japanese Yen	Fixed	834.61	327.12	2.73	5.55	-	-	-	243.89	4.64	2.57
		-	-	-	-	(309.74)	2.55	7.51	(783.85)	5.54	3.52
	Adjustable	720.70	95.12	1.26	3.58	-	-	-	851.54	(0.06)	3.79
			-	-	-	(1,211.49)	2.11	4.56	(311.57)	0.60	3.51 5
US Dollars	Fixed	1,649.76	607.12	3.44	8.16	-	-	-	-	-	0.00
			-	-	-	(310.46)	7.57	13.03	(1,530.57)	2.90	5.59
	Adjustable	-	20.70	2.01	9.88	1,181.72	3.62	6.05	1,416.05	2.82	5.38
			-	-	-	(640.74)	2.62	5.42	(20.69)	3.44	9.88
Others	Fixed	991.58	4.01	1.80	7.27	12.40	1.89	6.35	-	-	0.00
			-	-	-	(953.85)	1.32	8.28	(97.63)	-	0.00
	Adjustable		-	-	-	233.57	6.92	7.35	258.05	0.77	2.53
			-	-	-	-	-	0.00	(160.42)	1.50	2.53
Total	Fixed	3,552.73	1,191.56	4.06	5.53	154.17	8.16	13.32	438.56	4.87	2.60
		-	-	-	-	(1,574.05)	2.79	9.07	(2,726 29)	3.21	4.34
	Adjustable	784.00	115.82	3.98	5.54	3,216.06	3.06	6.21	2,903.20	2.26	4.17
		-	-	-	-	(2,086.33)	2.46	5.00	(750.69)	1.61	3.09
Principal at face value		4,336.73	1,307.38	4.05	5.53	(290.15)		-	(135.22)	-	-
Net unamortized premium/(discount) (*)			(5.76)			254.70		-	108.18	-	-
		4,336.73	1,301.62			(35.45)		-	(27.04)		
IAS 39 Adjustment			-			19.75 (c)		-	29.07 (c)	-	-
Total		4,336.73	1,301.62	4.05	5.5	(15.70)			2.03	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at September 30, 2006 was UA 5 918.39 million. The notional value of borrowings at September 30, 2006 was UA 5 937.68 million (2005: UA5 461.13 million)

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2006.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at September 30, 2006 and 2005 was as follows:

1) Maturity structure of outstanding borrowings as at September 30, 2006:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	211.12	287.62	498.74
More than one year but less than two years	1,055.57	10.44	1,066.01
More than two years but less than three years	385.56	1.44	387.00
More than three years but less than four years	963.68	-	963.68
More than four years but less than five years	158.73	-	158.73
More than five years	1,378.49	-	1,378.49
Total	**4,153.15**	**299.50**	**4,452.65**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	116.76	76.47	193.22
More than one year but less than two years	-	-	-
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	850.31	-	850.31
Sub-total	967.07	76.47	1,043.54
Net unamortized premium and discount	(5.39)	-	(5.39)
Total	**961.68**	**76.47**	**1,038.15**

2) Maturity structure of outstanding borrowings as at September 30, 2005:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	-	350.68	350.68
More than one year but less than two years	221.87	14.39	236.26
More than two years but less than three years	1,078.92	4.96	1,083.88
More than three years but less than four years	-	-	0.00
More than four years but less than five years	1,032.92	-	1,032.92
More than five years	1,633.00	-	1,633.00
Total	**3,966.71**	**370.03**	**4,336.74**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	253.31	95.12	348.42
More than one year but less than two years	83.23	-	83.23
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	875.72	-	875.72
Sub-total	1,212.26	95.12	1,307.37
Net unamortized premium and discount	(5.75)	-	(5.75)
Total	**1,206.51**	**95.12**	**1,301.62**

The fair value of borrowings carried at fair value through profit and loss at September 30, 2006 was UA 4,452.65 million (2005: UA 4,336.74 million). For these borrowings, at September 30, 2006 the amount the Bank will be contractually required to pay at maturity was UA 4,375.57 million (2005: UA 4,193.68 million).

There was a net gain of UA 16.25 million on financial assets and liabilities carried as at fair value through profit or loss for the period ended September 30, 2006 (2005: loss of UA 43.88 million). This included a loss of UA 22.46 million which was attributable to changes in the Bank's credit risk during the period ended September 30, 2006. Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

The valuation of some borrowings and derivatives are based on valuation techniques and the effect for 2006 amounted to a loss of UA 77.08 million (2005: loss of UA 143.06 million).

NOTE K – EQUITY

Equity is composed of capital, retained earnings and fair value gains on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6 %) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at September 30, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Capital Authorized (in shares of UA 10,000 each)	21,870,000	21,870,000
Less: Unsubscribed capital	(131,171)	(251,136)
Subscribed capital	21,738,829	21,618,864
Less: Callable capital	(19,448,837)	(19,368,174)
Paid-up capital	2,289,992	2,250,690
Add: Amounts paid in advance	306	302
	2,290,298	2,250,992
Less: Amounts in arrears	(3,168)	(7,198)
Capital as at September 30	**2,287,130**	**2,243,794**

Total unsubscribed shares at September 30, 2006 amounted to UA 131.17 million, comprising UA 68.51 million for shares to be issued upon payment of future cash installments, UA 23.83 million for shares available for reallocation, and UA 38.83 million representing the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) are

currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at September 30, 2006 were made up as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power
1	ALGERIA	82,951	3.816	91,923	737,600	83,577	3.770
2	ANGOLA	25,371	1.167	28,500	225,212	25,997	1.173
3	BENIN	4,245	0.195	4,817	37,633	4,871	0.220
4	BOTSWANA	46,571	2.142	52,306	413,405	47,196	2.129
5	BURKINA FASO	9,502	0.437	10,163	84,231	9,628	0.434
6	BURUNDI	5,172	0.238	6,465	45,256	5,797	0.261
7	CAMEROON	22,577	1.039	25,407	200,371	23,119	1.043
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,265	0.102
11	COMOROS	481	0.022	566	4,250	1,083	0.049
12	CONGO	9,861	0.454	11,450	87,170	10,486	0.473
13	COTE D'IVOIRE	81,008	3.726	101,260	708,820	81,633	3.682
14	DEM. REPUBLIC CONGO	22,740	1.046	28,426	198,975	23,365	1.054
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,532	5.131	123,953	991,370	112,158	5.059
17	EQUATORIAL GUINEA	3,463	0.159	3,930	30,713	3,826	0.173
18	ERITREA	2,289	0.105	2,506	20,028	2,628	0.119
19	ETHIOPIA	34,685	1.596	38,548	308,310	35,311	1.593
20	GABON	27,229	1.254	32,684	238,255	26,765	1.207
21	GAMBIA	3,395	0.156	3,828	30,130	3,976	0.179
22	GHANA	49,430	2.274	52,559	441,751	50,056	2.258
23	GUINEA	9,063	0.417	10,525	80,106	9,688	0.437
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,622	1.455	35,148	281,080	32,248	1.454
26	LESOTHO	3,315	0.152	3,685	29,470	3,873	0.175
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,756	3.669	89,583	707,978	80,381	3.625
29	MADAGASCAR	14,124	0.650	15,695	125,550	14,750	0.665
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.320
31	MALI	9,510	0.437	10,677	84,411	10,135	0.457
32	MAURITANIA	3,872	0.178	4,015	33,884	3,838	0.173
33	MAURITIUS	14,056	0.647	15,625	124,940	14,682	0.662
34	MOROCCO	72,268	3.324	82,020	640,660	72,894	3.288
35	MOZAMBIQUE	13,748	0.632	15,454	122,038	14,374	0.648
36	NAMIBIA	7,377	0.339	8,203	65,570	8,003	0.361
37	NIGER	5,526	0.254	6,908	48,353	6,151	0.277
38	NIGERIA	197,236	9.073	218,280	1,754,094	197,860	8.924
39	RWANDA	2,960	0.136	3,293	26,310	3,585	0.162
40	SAO TOME & PRINCIPE	1,488	0.068	1,864	13,024	2,113	0.095
41	SENEGAL	22,804	1.049	25,254	202,793	23,386	1.055
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.083
43	SIERRA LEONE	5,298	0.244	6,624	46,361	5,924	0.267
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	97,201	4.471	73,605	898,410	97,827	4.412
46	SUDAN	8,829	0.406	11,036	77,257	9,454	0.426
47	SWAZILAND	7,241	0.333	8,134	64,280	7,867	0.355
48	TANZANIA	18,248	0.839	20,685	161,805	18,874	0.851
49	TOGO	3,451	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,452	1.401	34,205	270,310	31,077	1.402
51	UGANDA	11,206	0.515	13,199	98,863	11,831	0.534
52	ZAMBIA	26,910	1.238	30,549	238,553	27,535	1.242
53	ZIMBABWE	46,012	2.117	53,423	406,704	46,638	2.103
	Total Regionals	1,306,042	60.079	1,446,222	11,611,223	1,336,127	60.263

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power
	Total Regionals	**1,306,042**	**60.079**	**1,446,222**	**11,611,223**	**1,336,127**	**60.263**
54	ARGENTINA	5,829	0.268	5,921	52,364	6,455	0.291
55	AUSTRIA	9,651	0.444	9,163	87,350	10,277	0.464
56	BELGIUM	13,917	0.640	13,579	125,600	14,543	0.656
57	BRAZIL	9,618	0.442	9,142	87,036	10,243	0.462
58	CANADA	81,413	3.745	79,406	734,730	82,040	3.700
59	CHINA	24,230	1.115	23,633	218,670	24,857	1.121
60	DENMARK	25,095	1.154	24,478	226,480	25,722	1.160
61	FINLAND	10,596	0.487	10,335	95,630	11,222	0.506
62	FRANCE	81,413	3.745	79,406	734,730	82,040	3.700
63	GERMANY	89,373	4.111	87,168	806,570	90,000	4.059
64	INDIA	4,832	0.222	4,590	43,730	5,457	0.246
65	ITALY	52,437	2.412	51,166	473,214	53,064	2.393
66	JAPAN	119,057	5.477	116,123	1,074,450	119,684	5.398
67	KOREA	9,651	0.444	9,163	87,350	10,277	0.464
68	KUWAIT	9,707	0.447	9,720	87,350	10,333	0.466
69	NETHERLANDS	18,530	0.852	16,858	168,450	19,155	0.864
70	NORWAY	25,094	1.154	24,478	226,480	25,722	1.160
71	PORTUGAL	5,182	0.238	4,851	46,980	5,809	0.262
72	SAUDI ARABIA	4,187	0.193	3,978	37,900	4,813	0.217
73	SPAIN	22,962	1.056	21,150	208,470	23,589	1.064
74	SWEDEN	33,399	1.536	31,703	302,290	34,025	1.535
75	SWITZERLAND	31,699	1.458	30,090	286,900	32,325	1.458
76	U.K.	36,449	1.677	35,551	328,940	37,075	1.672
77	U.S.A	143520.000	6.602	139259.898	1,295,949	142,321	6.419
	Total Non-Regionals	**867,841**	**39.921**	**840,908**	**7,837,613**	**881,046**	**39.737**
	Grand Total	**2,173,883**	**100.000**	**2,287,130**	**19,448,837**	**2,217,173**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At September 30, 2006 and 2005, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	151,759	147,203
Net conversion losses on new subscriptions	2,539	2,391
Balance at September 30	**154,298**	**149,594**

Retained Earnings

Retained earnings as at September 30, 2006 and 2005 were as follows:

(UA thousands)	
Balance at January 1, 2005	2,652,116
Net Income for the period	15,678
Cumulative Currency Translation Adjustment balance	(467,974)
Balance at September 30, 2005	**2,199,820**
Balance at January 1, 2005	2,257,678
Net Income for the current period	(11,774)
Balance at September 30, 2006	**2,245,904**

On May 17, 2006 the Banks' Board of Governors approved the distribution of net income earned in the years ended December 31, 2005. As discussed in Note C, the Board of Governors approved distributions are reported as expenses in the Statement of Income and Expenses in the year of approval. These approvals for the periods ended September 30, 2006 and 2005 are as follows:

(UA thousands)	**2006**	**2005**
Post Conflict Assistance - DRC	36,700	67,300
African Development Fund (ADF)	46,300	21,300
Highly Indebted Poor Countries	11,000	10,600
Special Relief Fund	5,000	15,000
Post Conflict Assistance Fund	30,000	25,000
Middle Income Country Technical Assistance Fund	15,000	-
Balance at September 30	**144,000**	**139,200**

Fair value gains on available-for-sale equity investments

At September 30, 2006 and 2005, the fair value gains on available-for-sale equity investment were as follows:

(UA thousands)	2006	2005
Balance at January 1	8,710	2,467
Net gains for the period	-	-
Balance at September 30	**8,710**	**2,467**

NOTE L – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income on loans not impaired	213,260	202,337
Interest income on impaired loans	30,949	35,724
Commitment charges	2,771	4,274
Statutory commission	1,334	1,605
Total	**248,314**	**243,940**

Income from investments and related derivatives

Income from investments for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income	161,509	126,415
Realized and unrealized fair value losses and amortization of discount/premium	(5,134)	(8,634)
Total	**156,375**	**117,781**

NOTE M – BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the period ended September 30, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Charges to bond issuers	181,900	165,182
Amortization of issuance costs	864	1,252
Total	**182,764**	**166,434**

Net interest on borrowing derivatives

Net interest on borrowing derivatives for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest on derivatives receivable	209,190	147,820
Interest on derivatives payable	(230,938)	(145,942)
Total	**(21,748)**	**1,878**

Unrealized gain/ (loss) on fair valued borrowings and related derivatives

Unrealized gain/(loss) on fair valued borrowings and related derivatives for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	Restated (Note C) 2005
Interest rate swaps on borrowings	(3,298)	(16,498)
Cross currency swaps on borrowings	(27,042)	79,959
Bonds	46,365	(107,336)
Total	**16,025**	**(43,875)**

Unrealized gain on non-fair valued borrowings and related derivatives

Unrealized net gain on non-fair valued borrowings and related derivatives for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	Restated (Note C) 2005
Interest rate swaps on borrowings	(795)	934
Cross currency swaps on borrowings	2,972	(1,028)
Macro hedge swaps	(5,959)	2,072
Loan interest rate swaps	13,241	665
Embedded derivatives	323	370
Macro hedge swaps on investment	(1,471)	(2,393)
Total	**8,311**	**620**

NOTE N – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)	**2006**	2005
Personnel expenses	92,843	89,009
Other general expenses	22,596	22,650
Total	**115,439**	**111,659**
Reimbursable by ADF	(85,189)	(81,161)
Reimbursable by NTF	(2,313)	(1,574)
Net	**27,937**	**28,924**

Included in general administrative expenses is an amount of UA 2.96 million (2005: UA 3.09 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

(UA thousands)	**2006**	2005
Within one year	3,700	2,252
In the second to fifth years inclusive	2,379	394
Total	**6,079**	**2,646**

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. The leases may be extended for periods that are no longer than the original term of the leases.

NOTE O – EMPLOYEE BENEFITS

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised SRP. Staff joining the Bank after January 1, 2005 can benefit only from the revised SRP. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor used in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At September 30, 2006, virtually all of SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Staff Medical Benefit Plan: The Staff Medical Benefit plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account.

In accordance with IAS 19, and based on actuarial valuations, the pension and medical benefit expenses for 2005 and 2004 (the latest available actuarial valuations) for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	SRP		MBP	
(UA millions)	**2005**	2004	**2005**	**2004**
Current service cost – gross	15.42	14.02	3.87	3.79
Less: estimated employee contributions	(4.77)	(4.47)	(0.95)	(0.87)
Net current service cost	**10.65**	9.55	**2.92**	**2.92**
Interest cost	8.78	8.23	1.82	1.62
Expected return on plan assets	(8.87)	(7.61)	(0.19)	(0.12)
Past service cost	-	1.64	-	
Expense for the year	**10.56**	11.81	**4.55**	**4.42**

The pension and staff Medical Benefit Plan expenses for the nine months ended September 30, 2006 for the Bank group amounted to UA 8.82 million and UA 3.44 respectively (2005: UA 9.03 million and UA 1.45 million).

At December 31, 2005, the Bank group's liability to the SRP and MBP amounted to UA 33.81 million and UA39.32 respectively (2004: 36.94 million and UA 34.10 million respectively). At December 31, 2005 the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

(UA millions)	Staff Retirement		Staff Medical	
	2005	**2004**	**2005**	**2004**
Fair value of plan assets:				
Market value of plan assets at beginning of year	140.89	119.81	3.07	1.69
Actual return on assets	11.84	9.17	(0.07)	0.05
Employer's contribution	14.91	12.10	1.89	1.73
Plan participants' contribution	4.77	4.47	0.95	0.87
Benefits paid	(5.65)	(4.66)	(1.08)	(1.27)
Market value of plan assets at end of year	166.76	140.89	4.76	3.07
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	177.83	156.74	37.17	33.03
Current service cost	10.64	9.88	2.92	2.92
Past service cost	-	1.64	-	-
Employee contributions	4.77	4.47	0.95	0.87
Interest cost	8.78	8.23	1.82	1.62
Actuarial loss	4.20	1.53	2.30	-
Benefits paid	(5.65)	(4.66)	(1.08)	(1.27
Benefit obligation at end of year	200.57	177.83	44.08	37.17
Funded status:				
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	(33.81)	(36.94)	(39.32)	(34.10)

Assumptions used in the latest available actuarial valuations at December 31, 2005 and 2004 were as follows:

	SRP		MBP	
(percentages)	**2005**	2004	**2005**	2004
Discount rate	4.75	5.00	4.75	5.00
Expected return on plan assets	6.00	6.00	4.75	5.00
Rate of salary increase	3.00	3.00	3.00	3.00
Future pension increase	2.25	2.25		
Health care cost growth rate				
-at end of fiscal year			9.00	10.00
-ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2009	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease ratably between the current period and 2009, with the growth rate assumed to remain at that level thereafter.

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

Individual countries' outstanding loans due to the Bank as at September 30, 2006 were as follows:

(Amounts in UA thousands)

AFRICAN DEVELOPMENT BANK

NOTE V-Summary of loans as at 30.09.2006

Country	No of Loans	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Angola	4	1,391	-	-	1,391	0.03
Botswana	7	17,621	-	-	17,621	0.34
Cameroon	8	82,457	-	17,938	64,519	1.24
Centrafrique**	1	2,392	-	-	2,392	0.05
Comoros**	1	6,124	-	-	6,124	0.12
Congo	5	47,169	-	-	47,169	0.91
Côte D'Ivoire**	14	359,049	7	2,543	356,499	6.88
Dem Rep Congo	10	718,354	-	-	718,354	13.86
Egypt	9	804,876	338,668	286,312	179,896	3.47
Ethiopia	7	39,181	-	-	39,181	0.76
Gabon	18	234,165	-	39,977	194,188	3.75
Ghana	5	20,178		-	20,178	0.39
Guinea	5	20,103	-	-	20,103	0.39
Kenya	4	14,338	-	-	14,338	0.28
Lesotho	1	1,335	47	-	1,288	0.02
Liberia**	17	39,748	47	-	39,701	0.77
Malawi	1	6,328	-	-	6,328	0.12
Mauritania	2	33,797	275	-	33,522	0.65
Mauritius	7	24,736	-	20,331	4,405	0.08
Morocco	19	1,720,180	244,047	467,116	1,009,017	19.46
Multinational	8	66,046	32	12,771	53,243	1.03
Namibia	13	102,096	-	43,723	58,373	1.13
Nigeria	4	298,143	-	9,583	288,560	5.57
Senegal	9	40,312	513	-	39,799	0.77
Seychelles**	3	20,007	-	-	20,007	0.39
Somalia**	4	3,684	-	-	3,684	0.07
South Africa	5	191,327	-	33,867	157,460	3.04
Sudan**	10	52,655	-	-	52,655	1.02
Swaziland	1	95,036	-	19,779	75,258	1.45
Tanzania	41	3,721	-	-	3,721	0.07
Tunisia	1	1,638,861	-	515,445	1,123,416	21.67
Uganda	7	1,652	-	-	1,652	0.03
Zambia	12	17,674	-	-	17,674	0.34
Zimbabwe**	5	197,011	-	-	197,011	3.80
Total Public Sector	**268**	**6,921,750**	**583,635**	**1,469,385**	**4,868,730**	**93.92**
Total Private Sector	**31**	**543,786**	**174,753**	**54,012**	**315,021**	**6.08**
Total	**299**	**7,465,536**	**758,388**	**1,523,397**	**5,183,751**	**100.00**

***Excludes fully repaid loans and cancelled loans.**

**** Country in arrears as at 30.09.2006**

Slight differences may occur in totals due to rounding

The distribution of outstanding loans at September 30, 2006 and 2005 by sector was as follows:

	2006		2005	
(Amounts in UA million)	Amount	%	Amount	%
Multi-Sector	1,539.30	29.69	1,553.69	28.81
Finance	1,135.85	21.91	1,148.25	21.29
Transport	864.57	16.68	783.31	14.52
Agriculture & Rural Development	396.23	7.64	446.65	8.28
Industry, Mining and Quarrying	318.61	6.15	368.49	6.83
Power	315.93	6.09	405.92	7.53
Water supply and Sanitation	231.87	4.46	333.22	6.17
Social	196.22	3.79	193.57	3.59
Communications	185.10	3.57	160.54	2.98
Urban Development	0.07	0.00	-	0.00
Total	**5,183.75**	**100.00**	**5,393.64**	**100.00**

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Asset and Liability Management Guidelines*, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

Market Risks: Market risks encompass funding, liquidity, currency exchange, and interest, rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service obligations of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service obligations of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (6-month LIBOR floating rate).

Net currency position at September 30, 2006 and 2005 was as follows:

(UA thousands)

	Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	3,705	11,091	42,763	964	4,098	62,621	-	62,621
Demand obligations	-	-	-	-	3,800	3,800	-	3,800
Investments (net of REPOS) (a)	1,245,611	2,604,480	274,904	507,752	132,962	4,765,709	-	4,765,709
Non negotiable Instruments on account of capital	970	16,294	-	-	0	17,264	3,785	21,049
Accounts receivable	180,828	156,865	101,731	23,734	34,849	498,007	12,318	510,325
Loans	2,290,503	1,676,370	635,768	3,265	359,224	4,965,130		4,965,130
Equity participation	2,222	46,629	-	-	7,354	56,205	68,906	125,111
Other assets	1,447	186	-	444	(1,381)	696	15,509	16,205
	3,725,286	4,511,915	1,055,166	536,159	540,906	10,369,432	100,518	10,469,950
Liabilities and Equity								
Accounts payable	(212,485)	(83,744)	(74,466)	14,444	(33,078)	(389,329)	(91,264)	(480,592)
Borrowings and embedded derivatives	(65,363)	(2,548,749)	(1,781,950)	(63,338)	(954,316)	(5,413,716)	(77,078)	(5,490,794)
	(277,848)	(2,632,493)	(1,856,416)	(48,894)	(987,394)	(5,803,045)	(168,342)	(5,971,386)
Currency swaps on borrowings and related derivatives (b)	(1,977,360)	46,974	1,254,905	38,003	524,358	(113,120)	2,002	(111,118)
Currency position as at September 30, 2006	1,470,078	1,926,396	453,655	525,268	77,870	4,453,267	(65,822)	4,387,446
% of sub-total	33.01	43.26	10.19	11.80	1.75	100.00		
SDR Composition as at September 30, 2006	35.16	42.81	10.58	11.45	-	100.00		

(a) Investments is made up as follows:

Investments held for trading net of repos	4,772,331
Derivative asset	1,061
Derivative liability	(7,683)
Amount per statement of net currency position	4,765,709

(b) Currency Swaps on borrowings is made up as follows:

Derivative asset	303,079
Derivative liability	(414,197)
Net Swaps on borrowings per statement of net currency position	(111,118)

Liquidity Position

The table below provides an analysis of assets, liabilities and equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, liabilities are classified according, to the earliest possible repayment date, while assets are classified according to the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

Liquidity position at September 30, 2006 was as follows:

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More thazn five years	Maturity undefined	Total
Assets								
Cash	62,621	-	-	-	-	-	-	62,621
Demand obligations	3,800	-	-	-	-	-	-	3,800
Derivative assets	22,175	43,212	-	19,308	-	219,445		304,140
Investments - Trading (net of REPOS)	2,534,663	-	-	-	-	-	-	2,534,663
Investments - Held to Maturity	96,468	240,030	237,510	325,460	370,450	967,750	-	2,237,668
Non negotiable Instruments on account of capital	4,711	3,800	3,817	3,900	1,632	3,189		21,049
Accounts receivable	735,634	-	-	-	-	-	(225,309)	510,325
Loans - Disbursed and outstanding	924,119	507,712	481,693	441,529	406,652	2,422,046		5,183,751
Accumulated impairment for loans losses							(218,621)	(218,621)
Equity participation							125,111	125,111
Other assets						-	16,205	16,205
	4,384,191	**794,754**	**723,020**	**790,197**	**778,734**	**3,612,430**	**(302,614)**	**10,780,712**
Liabilities and Equity								
Accounts payable	(480,592)	-	-	-	-	-	-	(480,592)
Derivative liabilities	(94,245)	(75,026)	(10,906)	(64,153)	(4,525)	(173,025)	-	(421,880)
Borrowings and embedded derivatives	(691,970)	(1,066,007)	(387,000)	(963,683)	(158,728)	(2,228,796)	5,390 *	(5,490,794)
Equity							(4,387,446)	(4,387,446)
	(1,266,807)	(1,141,033)	(397,906)	(1,027,836)	(163,253)	(2,401,821)	(4,382,056)	(10,780,712)
Liquidity position as at September 30, 2006	**3,117,384**	**(346,279)**	**325,114**	**(237,639)**	**615,481**	**1,210,609**	**(4,684,670)**	**-**

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More thazn five years	Maturity undefined	Total
Supplementary information								
Loans in chronic arrears (more than 2 years) included in loan balance above	429,010	65,810	55,090	42,380	35,790	54,720		682,800

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's trading portfolio are assumed to reprice within the "one year or less" category.

Interest rate risk position as at September 30, 2006 was as follows:

(UA thousands)

		One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets									
Cash		62,621	-	-	-	-	-	-	62,621
Demand obligations		3,800	-	-	-	-	-	-	3,800
Investments	(a)	2,853,574	236,423	321,826	382,496	378,943	593,644	(1,197)	4,765,709
Non negotiable Instruments on account of capital		8,511	3,817	3,900	1,632	3,189	-	-	21,049
Accounts receivable		735,634	-	-	-	-	-	(225,309)	510,325
Loans - Disbursed and outstanding		2,319,879	248,200	163,825	206,436	134,172	2,111,239		5,183,751
Accumulated impairment for loans losses		-	-	-	-	-	-	(218,621)	(218,621)
Equity participation		-	-	-	-	-	-	125,111	125,111
Other assets		-	-	-	-	-	-	16,205	16,205
		5,984,019	488,440	489,551	590,564	516,304	2,704,883	(303,811)	10,469,950
Liabilities and Equity									
Accounts payable		(480,593)	-	-	-	-	-	-	(480,592)
Borrowings	(b & c)	(4,456,470)	(55,932)	(224)	(64,257)	(224)	(959,064)	(65,742)	(5,601,912)
Macro hedge swaps		(230,294)	31,835	-	-	198,459		-	-
		(5,167,357)	(24,097)	(224)	(64,257)	198,235	(959,064)	(65,742)	(6,082,504)
Position of interest rate risk as at September 30, 2006		816,662	464,343	489,327	526,307	714,539	1,745,819	(369,553)	4,387,446

(a) Investments held for trading is made up as follows:

Amount per balance sheet :	Investments	5,544,530
	Derivative assets - investments	1,061
	Derivative liabilities - investments	(7,683)
	Securities sold under agreements to repurchase	(772,199)
Amount per statement of interest rate risk		4,765,709

(b) Borrowings is made up as follows:

Amount per balance sheet :	Borrowings	5,490,794
	Derivative assets - borrowings	(303,079)
	Derivative liabilities - borrowings	414,197
Net borrowings per statement of interest rate risk		5,601,912

NOTE Q – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity Participation and disclosed in Note H. In addition to the amount reported as equity participation, the Bank periodically makes allocations to the Fund, to further its objectives. Net income allocations are reported as Other Resources in the Fund. Net income allocation to the Fund in 2006 amounted to UA 21.30 million (2005: UA 46.30 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note N.

The grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note R-5.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management personnel compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended September 30, 2006, and 2005 was made up as follows:

(UA thousands)	**2006**	2005
Salaries	9,256	9,038
Termination benefits	237	231
Contribution to retirement and medical plan	1,857	1,576
Other benefits	2,374	3,649
Total	**13,724**	**14,494**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At September 30, 2006 outstanding balances on loans and advances to management staff amounted to UA 2.06 million (2005: UA 3.09 million). No expense was recognized during the nine months in respect of impairment on debts due from related parties

NOTE R– SUPPLEMENTARY DISCLOSURES

NOTE R-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at September 30, 2006 and 2005 were as follows:

		2006	2005
1 UA = SDR =	Algerian Dinar	107.314000	109.263000
	Angolan Kwanza	119.631000	130.216000
	Botswana Pula	9.524990	7.887870
	Brazilian Real	3.216280	3.373730
	Canadian Dollar	1.646600	1.689700
	Chinese Yuan	11.676200	11.729100
	CFA Franc	764.957000	789.556000
	Danish kroner	8.696860	8.982300
	Egyptian Pound	8.509780	8.411740
	Ethiopian Birr	12.862800	12.623100
	Euro	1.166170	1.203670
	Gambian Dalasi	41.592000	40.771100
	Ghanaian Cedi	13,690.800000	13,178.900000
	Guinean Franc	7,480.670000	5,532.230000
	Indian Rupee	67.854100	63.810900
	Japanese Yen	173.917000	164.007000
	Kenyan Shilling	108.103000	110.503000
	Korean Won	1,395.470000	1,504.970000
	Kuwaiti Dinar	0.427829	0.423569
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	48.149400	43.818500
	Moroccan Dirham	12.846200	13.122200
	Nigerian Naira	189.072000	192.168000
	Norwegian Krone	9.603380	9.481370
	Pound Sterling	0.789422	0.820621
	Sao Tomé Dobra	17,360.200000	15,316.800000
	Saudi Arabian Riyal	5.536390	5.435490
	South African Rand	11,464,100.000000	9.218630
	Swedish Krona	10,796.000000	11.276800
	Swiss Franc	1.850930	1.870100
	Tunisian Dinar	1.963510	1.931810
	Ugandan Shilling	2,753.880000	2,567.200000
	US Dollar	1.476370	1.449460
	Zimbabwean Dollar	372.130000	14,557.600000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE R-2: ARREARS CLEARANCE OPERATIONS

(i) The Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank.

(ii) Assistance to Post-Conflict Countries

The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with allocations from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries (HIPC) decision point. Resources are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post-Conflict Countries Fund (PCCF). The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005 approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006 the Board of Governors also approved the third and final

installment of the Bank's allocation of UA 25 million from the 2005 net income. Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative
The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon. At September 30, 2006, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 16 had reached the completion point. During the period ended September 30, 2006, debt relief of UA 42.20 million (2005: UA 112.87 million) was received on behalf of the ADB borrowing countries.

(iv) Multilateral Debt Relief Initiative: At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for this Multilateral Debt Relief Initiative (MDRI), and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

Le MDRI est devenu efficace pour le ADF le 1 septembre, 2006. Depuis cette date, le ADF a noté son équilibre de prêts déboursé et remarquables par de UA 4,00 milliard de, avec une diminution qui correspond à cette date dans les biens de ADF nets. La perte nette enregistrée par le ADF dans 2006 a reflété l'impact de ceci note, et l'action de ADB de la perte nette de ADF enregistrée sous la méthode d'équité était UA 36,91 millions pour la période terminée le 30 septembre, 2006 (2005 : l'action de salaire net était UA 0,20 millions).

NOTE R-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At September 30, 2006 and 2005, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i) **The NTF** was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The terms of the current agreement terminated on April 25, 2006. The Nigerian authorities in May 2006 granted a one-year extension, for the agreement to April 25, 2007. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the NTF at September 30, 2006 and 2005 are summarized below:

(UA thousands)	2006	Restated 2005
Contribution received	128,586	128,586
Funds generated (net)	247,248	372,174
Adjustment for translation of currencies	(106,623)	(99,154)
	269,211	**401,606**
Represented by:		
Due from banks	435	219
Investments	189,576	332,588
Accrued income and charges receivables on	10,668	9,351
Accrued interest on investments	1,198	4,439
Other amounts receivable	36	-
Loans outstanding	67,939	70,424
	269,852	417,021
Less Current accounts payable	(641)	(15,415)
	269,211	**401,606**

(ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields. The resources of this fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at September 30, 2006 and 2005 follows:

(UA thousands)	2006	2005
Fund balance	62,447	47,448
Funds generated	3,928	2,824
Funds allocated to SDA	1	1
Less: Relief disbursed	(45,832)	(39,615)
	20,544	**10,658**
Represented by:		
Due from Bank	242	347
Investments	20,242	10 476
Interest receivable	60	7
	20,544	10,830
Less: Accounts Payable	-	(172)
	20,544	**10,658**

At September 30, 2006, a total of UA 4.57 million (2005: UA 3.28 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE R-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i) The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At September 30, 2006, a total of US$ 13.45 million (2005: US$ 13.45 million) had been so repaid.

(iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine. The financial highlights of these Trust Funds at September 30, 2006 and 2005 are summarized below:

(UA thousands)		**2006**	**2005**
i)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	220	197
		372	349
	Less: Prize Awarded	(30)	(30)
	Gift	(25)	(25)
		317	294
	Represented by:		
	Short-term deposits	298	277
	Due from banks	17	15
	Accrued Interest	2	2
		317	294
ii)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	677	690
	Represented by:		
	Loans Disbursed net of repayments	677	690
iii)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21,324	21,720
	Funds Generated	5,376	5,278
		26,700	26,998
	Relief Granted	(22,413)	(22,691)
		4,287	4,307
	Represented by:		
	Due from banks	69	203
	Investments	4,211	4,101
	Accrued Interest	7	3
		4,287	4,307
	Total Resources & Assets of Trust Funds	**5,281**	**5,291**

NOTE R-5: GRANTS

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at September 30, 2006 and 2005 were as follows:

(UA thousands)	**2,006**	2005
AMINA	1,489	1,402
AMTA/NAMTA	96	141
Austria	881	-
Belgium	2,240	2,373
Canada	341	503
China	251	54
Denmark	1,443	1,512
Finland	730	455
France	2,976	3,127
ICP -Africa	273	-
India	1,056	1,201
Italy	4,582	7,756
Korea	1,425	1,433
Multi-donor Water Part. Prog.	1,432	-
Nepad Infrastructure	3,123	-
Nordic	1,232	1,578
Norway	1,046	1,306
The Netherlands	2,643	3,135
The Nigeria Tech Coop Fund	17,246	-
The United Kingdom	908	-
RWSSI	7,235	-
Spain	347	376
Sweden	1,104	1,429
Switzerland	269	270
Others	186	2898
Total	**54,554**	**30,949**

CONFIDENTIAL

AFRICAN DEVELOPMENT BANK

ADB/BD/IF/2006/312
13 December 2006
Prepared by: FFCO
Original: English/French

Probable Date of Board Presentation Not Applicable

FOR INFORMATION

MEMORANDUM

TO	:	**THE BOARD OF DIRECTORS**
FROM	:	**Donald KABERUKA** **President**
SUBJECT	:	**ADB - FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 ***

In accordance with the Bank's Financial Regulations, please find attached the Financial Statements of the African Development Bank for the nine months ended September 30, 2006.

Attach:

*** Questions on this document should be referred to:**

Mr. C.O. BOAMAH	Director	FFCO	Extension 2026
Mr. A.O. ODUKOMAIYA	Manager	FFCO	Extension 2105
Mr. N. NGWENYA	Chief Finance Officer	FFCO.1	Extension 3230

SCCD: a. a.

ADB FINANCIAL STATEMENTS
September 30, 2006 and 2005

The financial highlights for the nine months ended September 30, 2006 are summarized below. The comparative financial statements and indicators for 2002 to 2006 are summarized in schedules **A** and **B** attached to this memorandum.

In 2005, the Bank implemented a number of new or revised International Financial Reporting Standards (IFRS) that became effective in that year. The implementation of many of these new or revised IFRS was completed after September 2005. Consequently, the previously published nine months financial statements for 2005 did not include the effect of the changes from the final implementation of all the revised or new IFRS. In accordance with the requirements of the standards, the figures in the previously published financial statements for the nine months to September 30, 2005 have been restated to be consistent with the current period's presentation.

In prior periods the Bank accounted for distributions of income approved by Board of Governors as a direct reduction in equity. In the light of recent developments in financial reporting and auditing standards and MDB industry practice, and after careful review with the external auditors, Management has agreed to a revised treatment of distribution from net income and, with effect from 2006, decided to report net income distributions as reductions to net income on the income statement. The two main arguments advanced against the previous treatment of distributions of net income as direct reduction to equity are the following:

- The distributions are not paid directly to member countries.
- It a member country disagrees with a proposed distribution, the distribution would still be effected, if the majority of member countries support the proposal.

The new accounting treatment of net income distributions is consistent with emerging MDB practice. The distribution of approvals by the Board of Governors included in the statement of Income and Expenses in the current period amounted to UA 144.00 million (2005: UA 139.20 million). To distinguish such charges from operational expenses, they are reported separately on the income statement.

1. Results of Operations

1.1 Income before distribution of net income approved by Governors amounted to UA 127.43 million, UA 32.25 million lower than the restated net income for the nine months ended September 30, 2005 of UA 159.68 million. The higher net income for the nine months ended 30 September 2005 was mainly attributable to the write-back of provision for impairment on loans. In addition, following the cancellation of ADF loans of about UA 4.0 billion under the Multilateral Debt Relief Initiative (MDRI) in September 2006, the net assets of the Fund declined substantially resulting in a write-down of the Bank's equity investment in ADF by an amount of UA 37.19 million[1].

1.2 Net operational income for the nine months ended September 30, 2006, amounted to UA 160.42 million compared to UA 194.82 million in 2005. Loan and investment income increased by UA 4.37 million and UA 38.59 million, respectively. The increase in investment income, which was due mainly to overall higher yield and increase in average investment funds, was partially offset by a UA 16.33 million increase in interest expense. The marginal increase in loan income resulted from higher lending rate on the US Dollars floating rate loans during the period.

1.3 Borrowing expenses (including gains/losses on valuation of derivatives and FVO on borrowings) for the nine months, ended September 30, 2006 amounted to UA 180.18 million, representing a 13.30% decrease from borrowing expenses of UA 207.81 million for 2005.

1.4 A comparative summary of arrears on loans and charges for the period is presented below:

(UA thousands)

Borrower	Arrears on Principal	Cumulative Charges in Arrears at	
	30/09/2006	30/09/2006	30/09/2005
C.A.REPUBLIC	2,392	2,051	1,815
COMOROS	6,124	7,129	6,682
COTE D'IVOIRE	175,731	80,401	79,708
LIBERIA	39,701	85,605	84,385
SEYCHELLES	14,284	10,506	9,075
SOMALIA	3,684	5,983	6,171
SUDAN	36,242	35,578	33,505
ZIMBABWE	126,247	85,095	84,726
PRIVATE SECTOR	10,815	6,253	7,108
	415,220	**318,601**	**313,175**

1.5 Provision for impairment on charges receivable on loans and loan principal for the nine months ended September 30, 2006 amounted to UA 55.43 million compared to a net write-back of excess provision of UA 17.94 million in the same period of 2005. The increase in provision was caused by an increase in estimated time in default for Zimbabwe. The estimated time in default for Zimbabwe deteriorated from 15 years in December 31, 2005 to 20 years at September 30, 2006. Cumulative impairment allowance on loan principal and charges receivables at September 30, 2006 amounted to UA 218.62 million and UA 225.31 million, respectively.

[1] The amount of UA 37.19 million is the best estimate of the write-down pending the completion of the detailed analysis of the impact of the MDRI.

1.6 The impairment allowance on equity investments at September 30, 2006 comprised the following: 100% provision on BDEGL, NDBS, and Development Bank of Zimbabwe; and 15% on PTA Bank. As a result of the implementation of the MDRI, the net asset of ADF, which is the basis for the determination of the value of ADB's investment in the Fund, declined. Consequently, the 2006 cumulative provision for impairment on all equity investments at September 30, 2006 amounted to UA 60.35 million.

1.7 Administrative expenses before management fees for the nine months ended September 30, 2006 and 2005 are made up of the following:

(UA thousands)	2006		2005	
	UA	%	UA	%
Salaries	46,602	40.37	42 952	38.47
Benefits	33,997	29.45	35 305	31.62
Total Salaries & benefits	80,599	69.82	78 257	70.09
Other Personnel-related	4,567	3.96	3 392	3.04
Short-term staff	1,296	1.12	1 270	1.14
Consultancy	6,381	5.53	6 090	5.45
Total Manpower Expense	92,843	80.43	89 009	79.72
Missions	7,360	6.38	6 607	5.92
Furniture & Equipment	2,767	2.40	2 819	2.52
Occupancy	4,882	4.23	4 896	4.33
Communication	4,006	3.47	3 853	3.45
Others, net	3,581	3.10	4 475	4.01
Total Administrative Expenses	115,439	100.00	111,659	100.00

1.8 Total Bank group administrative expenses (excluding depreciation) increased by 3.39% from UA 111.66 million for the nine months ended September 30, 2005 to UA 115.44 million in same period in 2006. The Bank's share of the total Bank group administrative expenses decreased by UA 0.98 million or 3.41% from UA 28.92 million for the first nine months of 2005 to UA 27.40 million for the same period in 2006.

A summary of total expenses from all sources (i.e. from the Bank's administrative expense budget as well as from bilateral and other multilateral sources) is presented as Schedule C, for information only.

2. Financial Condition

2.1 Total investments (net of swaps and repos) including investments held to maturity, at September 30, 2006, amounted to UA 4 772.33 million compared to UA 4 459.64 million at September 30, 2005.

2.2 Loan disbursements for the nine months ended September 30, 2006 amounted to UA 355.04 million, representing a decrease of 8.82 percent over the disbursements of UA 389.38 million made during the nine months ended September 30, 2005.

2.3 Borrowings outstanding as at September 30, 2006 amounted to UA 5 490.79 million compared to UA 5 638.36 million at September 30, 2005.

2.4 The Bank's reserves, decreased by UA 11.78 million during the period from an amount of UA 2 266.39 million as at December 31, 2005 to UA 2 254.61 million as at September 30 2006. The decrease is largely attributable to the approval in May 2006 by the Board of Governors of distributions of the net income for 2005 amounting to UA 139.20 million

3. Selected Financial Indicators

See schedules A and B attached hereto.

Recommendation

The Board is invited to take note of the Financial Statements of the Bank for the nine months ended September 30, 2006.

Attaches

SCHEDULE A

AFRICAN DEVELOPMENT BANK

FINANCIAL HIGHLIGHTS

(Expressed in millions of UA)

NINE MONTHS ENDED SEPTEMBER 30	2006	Restated (Note C) 2005	** 2004	** 2003	** 2002
OPERATIONAL INCOME AND EXPENSES					
Income from loans	248.31	243.94	245.17	210.74	322.87
Income from investments and related derivatives	156.38	117.78	86.74	71.41	54.09
Total income from loans and investments	404.69	361.72	331.91	282.15	376.96
Borrowing expenses					
Interest and amortized issuance costs	(182.76)	(166.43)	(141.03)	(165.13)	(202.44)
Net interest on borrowing derivatives	(21.75)	1.88	-	-	-
Unrealized gain/(loss) on fair valued borrowings and related derivatives	16.02	(43.87)	143.38	-	-
Unrealized gain/(loss) on derivatives and non fair valued borrowings	8.31	0.62	7.83	(3.41)	6.93
Provision for impairment on loan principal and charges receivables	(55.43)	17.94	(17.67)	(6.88)	0
Provision for equity investments	(37.19)	-	-	-	(2.30)
Translation gains	6.81	8.25	-	-	-
Other income	21.72	14.73	8.38	0.81	1.00
Net operational income	160.42	194.82	332.80	107.54	180.15
Administrative expenses	(27.94)	(28.92)	(25.20)	(31.77)	(22.32)
Depreciation - Property, equipment and intangible assets	(4.54)	(5.13)	(4.40)	(3.99)	(4.07)
Sundry expenses	(0.51)	3.00	(0.70)	0.01	(0.44)
Total other expenses	(33.00)	(31.05)	(30.30)	(35.75)	(26.83)
Income before distributions of income approved by the Board of Governors	127.43	163.77	302.50	71.79	153.32
Distributions of income approved by the Board of Governors	(139.20)	(144.00)	(114.64)	(56.95)	(22.00)
NET INCOME	**(11.77)**	**19.77**	**187.86**	**14.84**	**131.32**
FINANCIAL INDICATORS/RATIOS					
Increase /(decrease) in Loan Income (%)	1.79	(0.50)	16.34	(34.73)	(6.26)
Increase/(decrease) in Investment Income (%)	32.78	35.79	21.47	32.02	(47.74)
Increase/(Decrease) in Borrowings expense (%)	(13.30)	16.68	(14.59)	(18.43)	(23.02)
(Decrease)/Increase in Other expenses (%)	6.25	2.49	(15.24)	33.25	2.21
(Decrease)/ Increase in Net operational income (%)	(17.66)	(41.46)	209.47	(40.31)	(49.01)
Loan income/Interest expense ratio	1.38	1.17	1.74	1.28	1.59
(Decrease)/Increase in net income (%)	(159.57)	(89.48)	1,166.07	(88.70)	(59.84)
Interest coverage ratio (1.25x)*	(14.30)	11.51	1.75	12.13	2.54

* Indicative parameters

Slight differences may occur in totals due to rounding

Amounts for 2005 have been restated as required by IAS 39.

** The information presented above for 2004 and prior years have not been restated and therefore are not comparable to 2005 and 2006.

SCHEDULE B

AFRICAN DEVELOPMENT BANK
FINANCIAL HIGHLIGHTS
(Expressed in millions of UA)

BALANCE SHEETS AS AT SEPTEMBER 30	2006	Restated (Note C) 2005	** 2004	** 2003	** 2002
ASSETS					
Due from banks	62.62	18.05	87.23	150.48	105.79
Demand obligations	3.80	3.80	3.80	3.80	22.84
Investments	5,544.53	5,101.42	5,365.96	3,918.27	2,216.28
Derivative asset	304.14	410.16	250.49	282.59	343.59
Non-negotiable instruments	21.05	26.04	35.27	45.51	54.09
Accounts receivable	510.32	527.68	829.59	225.89	233.62
Outstanding loans	5,183.75	5,393.64	5,510.56	5,643.22	6,008.95
Accumulated provision for loan losses	(218.62)	(194.78)	(177.17)	(497.99)	(488.37)
Equity participations, net	125.11	160.93	167.03	165.42	160.72
Other assets	16.20	16.14	18.76	19.77	17.23
	11,552.90	11,463.07	12,091.52	9,956.96	8,674.74

LIABILITIES, CAPITAL & RESERVES	2006	2005	2004	2003	2002
Accounts payable	480.59	480.43	731.85	174.06	156.21
Securities sold under agreements to repurchase and payable for cash collateral received	772.20	641.78	1,112.70	-	-
Derivative liability	421.88	406.02	357.56	327.40	182.58
Borrowings	5,490.79	5,638.36	5,466.99	5,971.48	4,964.25
Capital	2,287.13	2,243.79	2,195.67	2,153.00	2,110.77
Cumulative exchange adjustment on subscriptions	(154.30)	(149.59)	(145.12)	(144.04)	(132.22)
Reserves	2,254.61	2,202.29	2,823.56	1,934.30	1,846.73
Cumulative currency translation adjustment reserve	-	-	(451.69)	(459.24)	(453.58)
	11,552.90	11,463.07	12,091.52	9,956.96	8,674.74

FINANCIAL INDICATORS/RATIOS	2006	2005	2004	2003	2002
Average return on liquid funds(%)	3.73	3.14	2.12	2.34	2.98
Average cost of borrowings(%)	4.38	4.91	3.52	3.88	5.44
Average return on loans(%)	6.39	6.03	5.70	4.60	6.85
Total debt/Total callable capital(%) (80.00)*	28.23	28.69	28.08	31.33	25.08
Senior debt/Callable capital of non borrowing member (%) (80.00)*	55.98	57.54	55.27	60.74	46.70
Debt/Equity ratio(%)	125.75	132.03	122.79	181.75	152.61
Total Debt/Usable capital %	55.34	57.39	45.39	64.77	53.33
Reserve/Loan ratio (15.00%)*	49.16	44.52	45.77	33.10	29.90
Reserve/Debt ratio (%)	42.40	39.76	43.10	22.61	26.35
Disbursements (UA millions)	355.04	389.38	433.63	530.88	353.11

* Indicative parameters

Slight differences may occur in totals due to rounding

Amounts for 2005 have been restated as required by IAS 39.

** The information presented above for 2004 and prior years have not been restated and therefore are not comparable to 2005 and 2006.

AFRICAN DEVELOPMENT BANK GROUP
(with Bilateral & Multilateral Sources)
FINANCIAL HIGHLIGHTS -SEPTEMBER , 2006
Summary of Administrative Expense
(For All Company Codes)
Amounts in thousands of UA

ANNEX C

Company Codes	ADB Admin. Budget 2000	ADF 2100	NTF 2200	TOTAL ADB Group	BILATERAL AND MULTILATERAL SOURCES (Note 1) 7010	7020	7030	7040	7050	7060	7070	7080	7090	7110	TOTAL	%	TOTAL ALL SOURCES
PART I - PERSONNEL EXPENSES																	
Salaries	46,602			46,602	31	80	174	-	87	8	-	-	-	-	380	0.81	46,982
Benefits	33,997			33,997	7	12	55	-	16	4	-	-	-	-	94	0.28	34,091
Other Personnel-related	4,567			4,567	-	19	8	-	-	-	-	-	-	-	27	0.59	4,594
Short-term staff	1,296			1,296	-	-	1	-	-	-	-	-	-	-	1	0.08	1,297
Consultancy	6,381			6,381	4,255	380	616	179	28	74	136		350	80	6,098	48.87	12,479
Total Personnel Expenses	92,843	-	-	92,843	4,293	491	854	179	131	86	136	-	350	80	6,601	6.64	99,444
PART II - GENERAL EXPENSES																	
Missions	7,360			7,360	15	21	57	-	1	16	-	-	-	-	110	1.47	7,470
Furniture and Equipment	2,767			2,767				-	-		-	-	-	-	-	-	2,767
Occupancy	4,882			4,882	24	6	142	1	-	8	-	-	-	-	181	3.57	5,063
Communication	4,006			4006	-	-	4	-	-	-	-	-	16	-	20	0.01	4,026
Other, net (Note 2)	3,581			3,581	291	42	1,052	11	3	18	-	-	185	11	1,613	31.06	5,194
Total General Expenses	22,596	-	-	22,596	330	69	1,255	12	4	42	-	-	201	11	1,924	7.85	24,520
TOTAL ADMINISTRATIVE EXPENSES	115,439	-	-	115,439	4,623	560	2,109	191	135	128	136	-	551	91	8,525		123,964
Cost Sharing	(87,502)	85,189	2,313	-													
Administrative Expenses (after Cost Sharing)	27,937	85,189	2,313	115,439													
% Distribution of Admin. Expenses by Source:	22.54	68.72	1.87	93.12	3.73	0.45	1.70	0.15	0.11	0.10	0.11	-	0.44	0.07	6.88	100.00	

Notes:

1 - Bilateral and Multilateral Sources
7010 - Euro Based Bilateral Grants
7020 - USD Based Bilateral Grants
7030 - USD Based Multilateral Grants
7040 - Canadian Grants
7050 - Denmark Grants
7060 - NORAD / Norway Grants
7070 - Sweden Grants
7080 - Switzerland Grants
7090 - Japanese Grants
7110 - United Kingdom Grants

2 - Other, net
"Other, net" comprises primarily expenses incurred for regional member country training in company codes 7010 & 7030. For company 7090, this line item represents disbursements under the Japanese Fellowship program.

African Development Bank

Financial Statements for the Nine months Ended September 30, 2006 and 2005

BALANCE SHEET AS AT SEPTEMBER 30, 2006 AND 2005

(UA thousands - Note B)

ASSETS	2006	Restated (Note C) 2005
CASH	62,621	18,048
DEMAND OBLIGATIONS	3,800	3,800
INVESTMENTS (Note D)	5,544,530	5,101,424
DERIVATIVE ASSETS (Note E)	304,140	410,156
NON NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note F)	21,049	26,043
ACCOUNTS RECEIVABLE		
Accrued income and charges receivables on loans	447,574	340,705
Less : Accumulated provision for impairment	(225,309)	(193,457)
	222,265	147,248
Other accounts receivable	288,060	380,428
	510,325	527,676
LOANS (Note G)		
Disbursed and outstanding loans	5,183,751	5,393,643
Less: Accumulated provision for impairment	(218,621)	(194,786)
	4,965,130	5,198,857
EQUITY PARTICIPATIONS (Note H)		
Investment in associate - ADF	60,456	97,259
Other equity investments	64,655	63,669
	125,111	160,928
OTHER ASSETS		
Property, equipment and intangible assets (Note I)	15,510	15,656
Miscellaneous	695	480
	16,205	16,136
TOTAL ASSETS	**11,552,911**	**11,463,068**

LIABILITIES & EQUITY	2006	Restated (Note C) 2005
ACCOUNTS PAYABLE		
Accrued financial charges	209,180	227,123
Other accounts payable	271,412	253,303
	480,592	480,426
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND PAYABLE FOR CASH COLLATERAL RECEIVED (Note D)	772,199	641,782
DERIVATIVE LIABILITIES (Note E)	421,880	406,015
BORROWINGS (Note J)		
Borrowings at fair value	4,452,645	4,336,738
Borrowings at amortized cost	1,038,149	1,301,620
	5,490,794	5,638,358
EQUITY (Note K)		
Capital		
Subscriptions paid	2,287,130	2,243,794
Cumulative Exchange Adjustment on Subscriptions	(154,298)	(149,594)
	2,132,832	2,094,200
Retained earnings	2,245,904	2,199,820
Fair value gains on available- for- sale equity investments	8,710	2,467
Total reserves	2,254,614	2,202,287
Total equity	4,387,446	4,296,487
TOTAL LIABILITIES & EQUITY	**11,552,911**	**11,463,068**

The accompanying notes to the financial statements form part of this statement.

STATEMENT OF INCOME AND EXPENSES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(UA thousands - Note B)

	2006	Restated (Note C) 2005
OPERATIONAL INCOME & EXPENSES		
Income from loans (Notes L)	248,314	243,940
Income from investments and related derivatives (Note L)	156,375	117,781
Total income from loans and investments	404,689	361,721
Borrowing expenses (Note M)		
Interest and amortized issuance costs	(182,764)	(166,434)
Net interest on borrowing derivatives	(21,748)	1,878
Unrealized gain/(loss) on fair valued borrowings and related derivatives	16,025	(43,875)
Unrealized gain on derivatives and non fair valued borrowings	8,311	620
Provision for impairment (Note G)		
Loan principal	(25,504)	20,867
Loan charges	(29,929)	(2,931)
Provision for equity investments	(37,186)	-
Translation gains and losses	6,810	8,249
Other income	21,717	14,726
Net operational income	160,422	194,821
OTHER EXPENSES		
Administrative expenses (Note N)	(27,937)	(28,924)
Depreciation - Property, equipment and intangible assets (Note I)	(4,545)	(5,129)
Sundry expenses	(514)	(1,090)
Total other expenses	(32,996)	(35,143)
Income before distributions of income approved by the Board of Governors (Note K)	127,426	159,678
Distributions of income approved by the Board of Governors	(139,200)	(144,000)
NET (LOSS) INCOME	**(11,774)**	**15,678**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF RECOGNIZED INCOME AND EXPENSE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UA thousands)

	2006	2005
Net income for the period	(11,774)	15,678
Total recognized income and expense for the period	**(11,774)**	**15,678**

The accompanying notes to the financial statements form part of this Statement.

STATEMENT OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(UA thousands - Note B)

	2006	Restated (Note C) 2005
Cash flows from:		
Operating activities:		
Net income	(11,774)	15,678
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,545	(5,129)
Provision for loan losses	55,433	(17,936)
Unrealised gains/ losses on investments and asset swaps	1,299	(16,999)
Amortization of discount or premium on held-to-maturity investments	3,779	3,712
Amortization of borrowing costs	864	1,253
Provision for equity losses	37,186	-
Translation gains	(6,810)	(8,249)
Share of profits in associate	(275)	(164)
Derivative asset movement	(24,336)	43,255
Changes in accrued income on loans	(15,849)	154,639
Changes in accrued financial charges	(40,646)	(18,211)
Changes in other receivables and payables	62,854	(102,635)
Net cash from currency swaps	72,767	(42,569)
Net cash provided by operating activities	139,037	6,645
Investing, lending and development activities:		
Disbursements on loans	(355,044)	(389,380)
Repayments of loans	643,736	629,820
Investments maturing after 3 months of acquisition:		
Held-to-maturity portfolio	7,632	(17,508)
Trading portfolio	(308)	(58,762)
Changes in other assets	(3,772)	(3,126)
Equity participations movement	3,378	1,855
Net cash used in investing, lending and development activities	295,622	162,899
Financing activities:		
New issues on borrowings	213,206	134,125
Repayments on borrowings	(536,019)	(444,674)
Net cash from capital subscriptions	25,435	49,340
Net cash provided by financing activities	(297,378)	(261,209)
Effect of exchange rate changes on:		
Cash and investments	4,216	(15,996)
Decrease in cash and cash equivalent	141,498	(107,662)
Cash and cash equivalent at the beginning of the period	592,016	531,662
Cash and cash equivalent at the end of the period	733,513	424,000
Composed of:		
Investments maturing within 3 months of acquisition		
Held to Maturity portfolio	96,466	32,723
Trading portfolio	1,346,625	1,015,010
Securities sold under agreements to repurchase and payable for cash collateral received	(772,199)	(641,781)
Cash	62,621	18,048
Cash and cash equivalent	733,513	424,000
Supplementary disclosure:		
Movement resulting from exchange rate fluctuations		
Loans	41,903	14,517
Borrowings	(154,309)	205,668
Currency swaps	67,875	(162,041)

The accompanying notes to the financial statements form part of this Statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

NOTE A – OPERATIONS AND AFFILIATED ORGANIZATIONS

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank finances development projects and programs in its regional member states, typically in co-operation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. Notably, the ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank's regional members, to promote co-operation and increased international trade particularly among the Bank's members, and to provide financing on concessional terms for such purposes.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) promulgated by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies employed by the Bank are summarized below.

Revenue recognition
Interest income is accrued on a time basis and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset's net carrying amount.

Income from investments includes realized and unrealized gains and losses on trading financial instruments and the amortization of premiums and discounts calculated on the effective interest method for held-to-maturity financial instruments.

Dividends relating to investments in equity are recognized when the Bank's right to receive payment is established.

Functional and presentation currencies
Although the Bank conducts its operations in the currencies of its member countries, as a result of the application of IAS 21 revised, "The Effects of Changes in Foreign Exchange Rates", the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective January 1, 2005. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement Establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

Currency translation
Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. Non-monetary assets and liabilities are carried in UA at historical rate. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscription is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS).This is composed of the UA amount at the predetermined rate net of the difference between the predetermined rate and the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries' Subscriptions
Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any indicated to the Bank that it intends to do so. Moreover, there is a significant financial disincentive to withdrawing membership. The stability in the membership reflects the fact that the members are independent African and non-African countries, and that the purpose of the Bank is to contribute to the sustainable economic development and social progress of its regional member countries individually and jointly.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member's shares. The Bank may offset its obligation to make payments for the shares against the member's liabilities on loans and guarantees due to the Bank. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as "the termination date". The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding.

Were a member to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank's financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate. Further, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until nine months after the termination date. If the Bank were to terminate its operations within nine months of the termination date, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members' callable capital, before any distribution could be made to any member country, including the withdrawing member.

If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

Employee benefits

1) Pension obligations

The Bank operates a contributory defined benefit pension plan for its employees. The SRP provides benefit payments to participants upon retirement. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. An actuarial valuation of the cost of providing benefits for the SRP is determined using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments. Actuarial gains and losses are recognized immediately in retained earnings in the year they occur. Past service cost is recognized immediately to the extent that benefits are already vested, and otherwise, is amortized on a straight-line basis over the average period until the benefits become vested. The pension liability is recognized as part of other accounts payable in the balance sheet. The liability represents the present value of the Bank's defined benefit obligations, net of the fair value of plan assets and unrecognized actuarial gains and losses.

2) Post-employment medical benefits

The Bank operates a contributory defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the statement of income and expenses. The MBP Board, an independent Board created by the Bank determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members. The obligations to the Plan are valued every three years by independent qualified actuaries.

Financial instruments
Financial assets and financial liabilities are recognized on the Bank's balance sheet when the Bank assumes related contractual rights or obligations.

1) Financial assets
The Bank classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Management determines the classification of its investments at initial recognition.

i) Financial assets at fair value through profit or loss
All trading assets are carried at fair value through the income statement. The investment-trading portfolio is acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held-for-trading.

ii) Loans and receivables
The Bank has classified demand obligations, accrued income and receivables from loans and investments and other sundry amounts as receivables. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank provides money, goods or services directly to a debtor with no intention of trading the receivable. Accrued income and receivables include accrued interest on derivatives.

iii) Held-to-maturity investments
The Bank has classified its investments in certain debt securities as held-to-maturity. Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Bank's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost.

iv) Available-for-sale financial assets
The Bank has classified equity investments for which it does not have control or significant influence as available-for-sale. Available-for-sale investments are those intended to be held for an indefinite period of time, and may or may not be sold in the future.

v) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to insignificant risk of changes in value.

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

Loans and receivables as well as held-to-maturity investments are carried at amortized cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are carried at fair value. Gains and losses arising from changes in the fair value of the financial assets at fair value through profit or loss category are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognized directly in equity, until the financial asset is derecognized or impaired at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. Accrued interest on financial assets is disclosed in other accounts receivable.

2) Financial liabilities

i) Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank's borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding. In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Certain of the Bank's borrowings contain embedded derivatives that are required under IAS 39 to be separated from the host contract and carried on the balance sheet at fair value. Certain borrowings, some of which also contain embedded derivatives, are designated at fair value through profit or loss. Borrowings not so designated are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. The unamortized balance of the issuance costs are netted off against borrowings in the balance sheet. Certain of the Bank's borrowings have been obtained from the governments of some member countries of the Bank and are interest free. In accordance with IAS 20 – "Accounting for Government Grants and Disclosure of Government Assistance", the benefit of borrowing at subsidized rates from member countries' Governments has not been recognized through the imputation of interest expense in the financial statements.

ii) Financial liabilities at fair value through profit or loss

This category has two sub-categories: financial liabilities held-for-trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank primarily applies fair value designation to borrowings, which have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce an accounting mismatch which would otherwise have arisen if the borrowings were carried on the balance sheet at par value adjusted for unamortized premiums or discounts while the related swaps were carried on the balance sheet at fair value.

iii) Other liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include accrued finance charges, borrowings and other accounts payable.

Financial liabilities are recognized upon settlement

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments include currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the borrowing portfolio, are linked to the related borrowings at inception, and remain so throughout the terms of the contracts. The interest component of these derivatives is disclosed as borrowing cost over the life of the derivative contract and included in the income statement.

Although IAS 39 allows special hedge accounting for certain qualifying hedging relationships, the application of such special hedge accounting criteria does not make evident the asset/liability and risk management strategy of the Bank and would result in inconsistent treatment of similar hedged instruments. The Bank has elected not to designate any qualifying hedging relationships, but rather classifies all derivatives as held-for-trading at fair value, with all changes in fair value recognized in the income statement.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Impairment of financial assets

1) Assets carried at amortized cost

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired and makes provision for such impairment. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Bank.

If the Bank determines that there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. For sovereign-guaranteed loans, the estimated impairment arises from delays that may be experienced in receiving amounts due. For non-sovereign-guaranteed loans, the impairment reflects management's best estimate of the non-collectibility, in whole or in part, of amounts due as well as delays in the receipt of such amounts.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

Interest and charges are accrued on all loans including those in arrears

2) Available –for sale assets

The Bank assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is reclassified from equity to profit or loss in the income statement.

Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Fair value disclosure

The fair values of quoted investments in active markets are based on current bid prices. For financial assets with inactive markets or unlisted securities, the Bank establishes fair value by using valuation techniques that incorporate the maximum use of market data inputs. These include the use of recent arm's length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not readily determinable. Management believes that these methodologies and assumptions are reasonable, however, the values actually realized in a sale might be different from the fair values disclosed.

The methods and assumptions used by the Bank in estimating the fair values of financial instruments are as follows:

Cash: The carrying amount is the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Borrowings: The fair values of the Bank's borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using LIBOR market-determined discount curves adjusted by the Bank's credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank's new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews.

Equity investments: The underlying assets of the Bank's equity investments carried at fair value are periodically fair valued both by fund managers and independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank's equity participations is estimated as the Bank's percentage ownership of the net asset value of the funds.

Derivative financial instruments: The fair values of derivative financial instruments are based on market quotations when possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank's financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its loans, nor does it believe there is a comparable market for its loans. The fair value of loans reported in these financial statements represents management's best estimates of the present value of the expected cash flows of these loans. For multi-currency and single currency fixed rate loans, fair values are estimated using a discounted cash flow model based on the year-end variable lending rate in that currency, adjusted for impairment. For all loans, not impaired, fair value adjustments are made to reflect expected loan losses. The estimated fair value of loans is disclosed in Note G.

Day one profit and loss

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received). A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a valuation technique that does not incorporate data solely from observable markets. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price. The gain or loss is amortized over the life of the borrowing on a straight-line basis.

Investment in associate
Under IAS 28, "Investments in Associates", the ADF is considered an associate of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity's financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note H. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor's share of the profit or loss of the investee after the date of acquisition. The investor's share of the profit or loss of the investee is recognized in the investor's income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At September 30, 2006, such subscriptions cumulatively represented approximately 1% of the economic interest in the capital of the ADF. Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, the revisions to IAS 28 require that the equity method be used to account for the Bank's investment in ADF. Further, in accordance with IAS 36, the net investment in ADF is assessed for impairment. Cumulative losses as measured under the equity method are limited to the investment's original cost.

Retained earnings
Retained earnings of the Bank consist of amounts allocated to reserves from prior year's income and unallocated current year net income. Upon recommendation by the Board of Directors, the Board of Governors approves allocations or distributions of unallocated net income to various specified development causes consistent with the Agreement Establishing the Bank.

Property and equipment
Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

- Buildings: 15-20 years
- Fixtures and fittings: 6-10 years
- Furniture and equipment: 3-7 years
- Motor vehicles: 5 years

The assets' residual values and useful lives are reviewed periodically and adjusted if appropriate. Assets that are subject to amortization are reviewed annually for impairment. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Gains and losses are determined by comparing proceeds with carrying amount and are included in the income statement on disposed.

Intangible assets
Intangible assets include computer systems software and are stated at historical cost less amortization. Amortization on intangible assets is calculated using the straight-line method over 3-5 years.

Leases
The Bank has entered into several operating lease agreements, including those for its offices in Tunisia and in certain regional member countries. Under such agreements, all the risks and benefits of ownership are effectively retained by the lessor. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination takes place.

Critical accounting judgments and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The most significant judgments and estimates are summarized below:

1) Impairment losses on loans and advances
The Bank reviews its loan portfolios to assess impairment at each financial reporting date. In determining whether an impairment loss should be recorded in the income statement, the Bank makes judgments as to whether there is any observable data indicating a measurable decrease in the estimated future cash flows from a portfolio of loans before the decrease can be identified with an individual loan in that portfolio. This evidence may include observable data indicating that there has been an adverse change in the payment status of borrowers in a group, or national or local economic conditions that correlate with defaults on assets in the group. Management uses estimates based on historical loss experience for assets with credit risk characteristics and objective evidence of impairment similar to those in the portfolio when scheduling its future cash flows. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

2) Fair value of financial instruments
The fair value of financial instruments that are not quoted in active markets are determined by using valuation techniques. Where valuation techniques (for example, models) are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All models are calibrated to ensure that outputs reflect actual data and relevant market prices. To the extent practical, models use only observable data, however areas such as credit risk (both own and counterparty), volatilities and correlations require management to make estimates. Changes in assumptions about these factors could affect reported fair value of financial instruments.

3) Impairment of available-for-sale equity investments
The Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in fair value below the carrying amount. The determination of what is significant or prolonged requires judgment. In making this judgment, the Bank evaluates any evidence of a deterioration in the financial health of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

4) Held-to-maturity investments
The Bank follows the guidance of IAS 39 on classifying non-derivative financial assets with fixed or determinable payments and fixed maturity as held-to-maturity. This classification requires significant judgment. In making this judgment, the Bank evaluates its intention and ability to hold such investments to maturity.

NOTE C – CHANGE IN ACCOUNTING PRINCIPLE AND NEW/REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

1) Change in accounting principle for distribution of income approved by the Board of Governors

In the current period the Bank changed its accounting for distributions of income approved by the Board of Governors. Article 42 of the Agreement establishing the Bank authorizes the Board of Governors to distribute part of the net income of the Bank after making provision for reserves. In prior years and in the exercise of the above provision of its agreement, the Bank after approval by its shareholders at its annual general meetings has made distributions from its annual net income to organizations and institutions for purposes congruent with the Bank's mission. Previously, the Bank accounted for such distributions from net income as dividend-like and reported them as reduction in equity. This previous accounting for the distribution of income approved by the Board of Governors placed emphasis on the role of the Governors acting on behalf of shareholders and viewed as being constructively a transaction with owners. In effect, the Bank viewed these transactions as being equivalent to distributions whereby the shareholders constructively received these funds and simultaneously agreed to contribute them to the designated recipient. The Bank effected the distributions via transfers to the designated recipients. This accounting reflected the shareholders view of the substance and intent of these transfers and had been consistently applied over the years.

Description of the changes in principle

In the light of the increasing frequency of these transfers and varying nature of recipients, the Bank has reevaluated its accounting related to these types of transactions and determined that effective in 2006 all distributions approved by the Board of Governors would be reported as expenses within the Statement of Income and Expenses. Management believes that expensing these transfers represents a change to a preferable accounting principle although the past accounting principle is equally acceptable.

This change in accounting principle has been applied retrospectively and has therefore resulted in the restatement of prior year comparative figures. Net income distributed previously treated as a reduction in reserve in 2005 amounted to UA 144.00 million.

2) New and Revised IFRS

The International Accounting Standards Board (IASB) and its International Financial Reporting Interpretations Committee (IFRIC) issued certain new and revised Standards and Interpretations, which took effect during the year ended December 31, 2006. These were either inapplicable to the Bank or did not have a material impact on the Bank's financial condition, results of operations or cash flows.

At the date of authorization of these financial statements, a number of International Financial Reporting Standards and Interpretations had been promulgated, but will be effective for periods after September 30, 2006. Of these, IFRS 7, "Financial Instruments: Disclosures" is expected to be the most relevant for the Bank. The Bank is currently assessing the impact of IFRS 7 on its future financial reporting

NOTE D – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government and agency obligations, time deposits, asset-backed securities, secured lending collateralized transactions, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, interest rate swaps, options and short sales.

For government and agency obligations with final maturity longer than 1 year, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA or unconditionally guaranteed by governments of member countries or other official entities. For asset-backed securities, the Bank may only invest in securities with an AAA credit rating. Investments in money market instruments are restricted to instruments having maturities of not more than one year and a minimum credit rating of A. Over-the-counter (OTC) options on government securities and interest rate products are purchased only if the life of the option contract does not exceed one year, and such transactions are only executed with counterparties with credit ratings of AA-or above. Currency and interest rate swaps including asset swap transactions are permitted only with approved counterparties or guaranteed by entities with minimum credit ratings of AA-/Aa3 at the time of the transaction.

The Bank uses external managers in the management of certain of its liquid assets, in accordance with the Bank's *Asset and Liability Management Guidelines*. At September 30, 2006, UA 85.69 million (2005: UA 41.22 million) of investments were under external management.

Securities sold under repurchase agreements with a market value of UA 772.20 million were outstanding at September 30, 2006 (2005: UA 641.78 million). The securities pledged as collateral have a carrying value of UA 656.28 million at September 30, 2006. These securities include trading and held-to-maturity instruments, which have been included in the respective balance sheet captions.

The composition of investments as at September 30, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Trading	3,306,862	2,948,758
Held-to-maturity	2,237,668	2,152,666
Total	**5,544,530**	**5,101,424**

A summary of the Bank's trading investments at September 30, 2006 and 2005 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Time Deposits	347.81	393.03	167.51	143.17	267.66	336.21	203.84	142.60	986.82	1,015.01
Asset Backed Securities	517.72	411.46	171.19	249.90	-	-	-	-	688.91	661.36
Government and Agency Obligations	272.56	149.92	14.83	52.49	-	-	22.27	0.54	309.66	202.95
Corporate Bonds and commercial papers	669.29	429.96	600.92	586.13	-	-	51.26	53.35	1,321.47	1,069.44
Total trading investments	**1,807.38**	**1,384.37**	**954.45**	**1,031.69**	**267.66**	**336.21**	**277.37**	**196.49**	**3,306.86**	**2,948.76**
Repos	(241.64)	(295.23)	(188.21)	(74.71)	(250.17)	(268.65)	(92.18)	(3.19)	(772.20)	(641.78)

The principle balances of the bank's trading investment as at September 30, 2006 was UA 3 292.78 million (2005: UA 2 671.79 million).

The maturity structure of trading investments as at September 30, 2006 was as follows:

(UA millions)	2006
One year or less	1,322.02
More than one year but less than two years	258.96
More than two years but less than three years	415.76
More than three years but less than four years	317.19
More than four years but less than five years	155.19
More than five years	837.74
Total	**3,306.86**

The maturity structure of repos as at September 30, 2006 was as follows:

(UA millions)	2006
One year or less	772.20

A summary of the Bank's investments held-to-maturity at September 30, 2006 and 2005 follows:

(UA millions)

	US Dollars		Euro		GBP		Other Currencies		All Currencies	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Time Deposits	24.17	0.63	0.67	5.21	0.42	0.40	-	-	25.26	6.24
Asset Backed Securities	93.43	13.79	29.48	73.03	-	8.02	-	-	122.91	94.83
Government and Agency Obligations	498.89	625.02	146.10	228.13	283.09	303.35	158.16	162.90	1,086.24	1,319.40
Corporate Bonds and other	428.74	299.04	303.10	234.84	206.76	112.18	64.66	86.12	1,003.26	732.18
Total investments	**1,045.23**	**938.48**	**479.35**	**541.21**	**490.27**	**423.95**	**222.82**	**249.02**	**2,237.67**	**2,152.66**

The principle balances of the Bank's held-to-maturity investments as at September 30, 2006, was as follows UA 2,219.24 million (UA 2,119.94 million).

The maturity structure of held-to-maturity investments as at September 30, 2006 was as follows:

(UA millions)	2006
One year or less	96.47
More than one year but less than two years	240.03
More than two years but less than three years	237.51
More than three years but less than four years	325.46
More than four years but less than five years	370.45
More than five years	967.75
Total	2,237.67

The fair value of held-to-maturity investments at September 30, 2006 was UA 2,241.53 million.

NOTE E – DERIVATIVE ASSETS AND LIABILITIES

The fair values of derivative financial assets and financial liabilities at September 30, 2006 and 2005 were as follows:

(UA thousands)	2006		Restated (Note C) 2005	
	Assets	Liabilities	Assets	Liabilities
Borrowings related:				
Cross-currency swaps	214,363	319,886	230,676	214,973
Interest rate swaps	65,353	62,035	86,562	71,262
Loan swaps	23,068	31,053	12,389	29,440
Embedded derivatives	295	1,223	478	757
	303,079	**414,197**	**330,105**	**316,432**
Investments related:				
Asset swaps	1,027	1,179	80,051	89,583
Macro-hedge swaps	34	6,504	-	-
	1,061	**7,683**	**80,051**	**89,583**
Total	**304,140**	**421,880**	**410,156**	**406,015**

The notional amounts of derivative financial assets and financial liabilities at September 30, 2006 and 2005 were as follows:

(UA thousands)	2006	Restated (Note C) 2005
Borrowings:		
Cross-currency swaps	3,704,571	3,660,385
Interest rate swaps	3,487,920	3,476,980
Loan swaps	868,768	774,274
Embedded derivatives	18,975	23,170
Investments:		
Asset swaps	177,435	274,426
Macro hedge swaps	261,452	243,884
Total	**8,519,121**	**8,453,119**

Loan hedges
In addition to the swaps on borrowings, the Bank has entered into interest rate swaps, which transform fixed rate income on loans in certain currencies into variable rate income.

Administrative expenses hedge
To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP and USD vis-à-vis the UA, the Bank executed forward exchange transactions to hedge its administrative expenses. The nominal value of the forward transactions as at September 30, 2006 amounted to UA 64.1 million with a favorable market value of UA 0.28 million.

NOTE F – NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL

Prior to May 1981, all payments on paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1) Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in the local currency; or

2) Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

The paid-up portion of subscriptions, authorized in accordance with Board of Governors' Resolution B/BG/87/11 relating to the fourth General Capital Increase (GCI-IV), is to be paid as follows:

1) **Regional members** – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2) **Non-regional members** – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

At September 30, 2006 and 2005, the non-negotiable notes balance was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	25,897	31,180
Net movement for the period	(4,848)	(5,137)
Balance at September 30	**21,049**	**26,043**

NOTE G – LOANS

The Bank's loan portfolio comprises loans granted to, or guaranteed by borrowing member countries as well as certain other non-sovereign guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Further, management does not believe there is a comparable secondary market for the type of loans made by the Bank. The types of loans currently held by the Bank and the rates charged are described below:

Multi-Currency Fixed Rate Loans: For all loans negotiated prior to July 1, 1990, the Bank charges interest at fixed rates.

Multi-Currency Variable Rate Loans: Between July 1, 1990 and September 30, 1997, the Bank offered variable rate loans to its borrowers. The variable interest is reset twice a year and is based on the Bank's own cost of qualified borrowing plus 50 basis points, resulting in a pass-through of average borrowing costs to borrowers.

Conversion of Multi-Currency Pool-Based Variable Rate Loans: Borrowers were offered the choice to convert the disbursed and undisbursed amounts of their multi-currency pool-based variable rate to single currency variable terms or retain the terms of their existing multi-currency pool-based variable rate loans. The conversion dates were October 1, 1997 and March 1, 1998. The other terms and conditions of converted loans remained the same as in the original loan agreements.

Since October 1, 1997, the Bank has provided several alternative interest rate mechanisms. In all cases, the applicable rate of interest is the sum of two components, namely, the chosen base rate plus a lending margin.

Single Currency Variable Rate Loans: Since October 1, 1997, the Bank has offered single currency variable rate loans. The variable base rate is the average cost of funding a designated pool of borrowings in each currency and is adjusted semi-annually on January 1 and July 1.

Single Currency Floating Rate Loans: Since October 1, 1997, the Bank has offered LIBOR-based single currency floating rate loans. The floating base rate is determined for each currency and reset frequency is based on the Bank's selected reference interest rate in each market. The Bank's standard floating base rate is the six (6) month reference rate (USD LIBOR, JPY LIBOR, EURIBOR and JIBAR) which is reset semi-annually on February 1 and August 1 and is applicable for the six-month period following the reset date.

Single Currency Fixed Rate Loans: Fixed rate loans were reintroduced with effect from October 1997 in the form of single currency fixed rate loans. The fixed rate is computed as the inter-bank swap market rate corresponding to the principal amortization schedule.

Lending Margin: The lending margin is a rate premium expressed as a nominal interest rate added to the Borrower's chosen base rate to determine the total lending rate. The lending margin determined by the Bank is independent of the base rate chosen, and remains unchanged throughout the life of the loan. The lending margin for sovereign guaranteed loans is fixed at 40 to 50 basis points. For non-sovereign guaranteed loans, the lending margin is based on the Bank's assessment of the risks inherent in each project.

Maturity and currency composition of outstanding loans

The maturity distribution of loans as at September 30, 2006 and 2005 was as follows:

(UA millions)

	2006				2005
Periods	**Fixed Rate**	**Floating Rate**	**Variable Rate**	**Total**	**Total**
One year or less	404.81	154.32	364.98	924.11	911.62
More than one year but less than two years	193.43	145.59	168.68	507.70	536.17
More than two years but less than three years	163.12	151.68	166.90	481.70	533.96
More than three years but less than four years	137.57	138.43	165.53	441.53	492.67
More than four years but less than five years	136.22	124.01	146.42	406.65	446.56
More than five years	1,531.84	670.55	219.67	2,422.06	2,472.66
Total	**2,566.99**	**1,384.58**	**1,232.18**	**5,183.75**	**5,393.64**

The Borrower's have the right to repay these amounts earlier than the contractual due dates:

The currency composition and type of loans as at September 30, 2006 and 2005 were as follows:

(Amounts in UA millions)

			2006		2005	
			Amount	%	Amount	%
Fixed Rate:	Multi Currency	Euro	170.99		119.60	
		Japanese Yen	455.59		204.30	
		Pound Sterling	3.54		1.08	
		Swiss Francs	165.22		40.54	
		US Dollars	414.81		248.57	
		Others	1.93		9.73	
			1,212.08	23.38	623.82	11.57
	Single Currency	Euro	1,205.99		920.64	
		Japanese Yen	17.25		326.76	
		Pound Sterling	-		2.38	
		South African Rand	44.10		35.97	
		Swiss Francs	-		129.65	
		US Dollars	87.56		334.03	
		Others			0.31	
			1,354.90	26.14	1,749.74	32.44
Floating Rate:	Single Currency	Euro	447.30		460.12	
		Japanese Yen	10.27		4.12	
		South African Rand	142.03		171.86	
		US Dollars	784.98		951.35	
		Others	-		-	
			1,384.59	26.71	1,587.45	29.43
Variable Rate:	Multi Currency	Euro	187.03		204.31	
		Japanese Yen	43.46		54.85	
		Swiss Francs	1.14		1.35	
		US Dollars	186.16		205.84	
		Others	0.23		0.35	
			418.02	8.06	466.70	8.65
	Single Currency Converted	Euro	344.27		381.36	
		Japanese Yen	141.08		198.88	
		Swiss Francs	17.13		17.63	
		US Dollars	311.66		368.00	
		Others	0.02		0.06	
			814.16	15.71	965.93	17.91
			5,183.75	**100.00**	**5,393.64**	**100.00**

The summary of the currency composition of loans as at September 30, 2006 and 2005 was as follows:

(Amount in UA millions)

	2006		2005	
	Amount	**%**	Amount	%
Euro	2,355.59	45.44	2,086.04	38.68
Japanese Yen	667.65	12.88	788.91	14.64
Swiss Francs	183.49	3.54	189.18	3.51
Pound Sterling	3.54	0.07	3.46	0.06
US Dollars	1,785.17	34.44	2,107.79	39.08
South African Rand	186.13	3.59	207.83	3.85
Others	2.18	0.04	10.43	0.19
Total	**5,183.75**	**100.00**	**5,393.64**	**100.00**

Fair value of loans

At September 30, 2006 and 2005, the carrying and estimated fair values of loans were as follows:

(UA thousands)	2006		Restated (Note C) 2005	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Fixed rate loans	2,566,974	2,784,205	2,373,577	2,609,232
Floating rate loans	1,384,580	1,337,073	1,587,446	1,587,446
Variable rate loans	1,232,197	1,054,130	1,432,620	1,432,620
	5,183,751	5,175,408	5,393,643	5,629,298
Accumulated provision for impairment	(218,621)		(194,786)	-
Net loans	**4,965,130**	**5,175,408**	**5,198,857**	**5,629,298**

Loans are expressed in Units of Account but repaid in the currencies disbursed.

Provision for impairment on loan principal and charges receivable

At September 30, 2006, loans with an aggregate principle balance of UA 696.67 million, of which UA 415.22 million was overdue, were considered to be impaired. The gross amounts of loans and charges receivables that were impaired and the cumulative impairment on them at September 30, 2006 and 2005 were as follows:

(UA thousands)	**2006**	Restated (Note C) 2005
Outstanding balance on impaired loans	696,668	704,162
Less: accumulated provision for impairment	(218,621)	(194,786)
Net balance on impaired loans	**478,047**	**509,376**
Charges receivable and accrued income on impaired loans	318,601	313,175
Less: accumulated provision for impairment	(225,309)	(193,457)
Net charges receivable and accrued income on impaired loans	**93,292**	**119,718**

The movements in the accumulated provision for impairment on outstanding loan principal for the period ended September 30, 2006 and 2005 were as follows:

(UA thousands)	**2006**	Restated (Note C) 2005
Balance at January 1	194,613	213,593
Provision for impairment on loan principal for the period	25,503	(20,867)
Translation effects	(1,495)	2,060
Balance at September 30	**218,621**	**194,786**

The movements in the accumulated provision for impairment on loan interests and charges receivable for the period ended September 30, 2006 and 2005 were as follows:

(UA thousands)	**2006**	Restated (Note C) 2005
Balance at January 1	197,764	188,076
Provision for impairment on loan charges for the period	29,929	2,931
Translation effects	(2,384)	2,450
Balance at September 30	**225,309**	**193,457**

Guarantees
The Bank may enter into special irrevocable commitments to pay amounts to the borrowers or other parties for goods and services to be financed under loan agreements. At September 30, 2006, irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 10.51 million (2005: UA 4.08 million).

Also, the Bank may provide guarantees for securities issued by an entity eligible for the Banks' loans. Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. At September 30, 2006 and 2005, the Bank had no outstanding guarantee to any entity.

NOTE H – EQUITY PARTICIPATIONS

Investment in Associate: ADF
The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of the African countries, to promote co-operation and increased international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund's original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increase and General Replenishments.

The ADF has a 12-member Board of Directors, made up of 6 members selected by the African Development Bank and 6 members selected by State Participants. The Fund's Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the period ended September 30, 2006 amounted to UA 85.19 million (2005: UA 81.16 million), representing 71.05 percent (2005: 69.64 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises fifty percent (50%) of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF's operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At September 30, 2006, the Bank's pro-rata or economic share in ADF was 0.95 % (2005: 1.04%).

During the nine months ended September 30, 2006, as a result of the implementation of the Multilateral Debt Relief Initiative described in note R-2, the net asset of ADF declined. Consequently, the Bank recorded an impairment loss of UA 37.19 million on its investment in the Fund.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank's objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank's equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Although the Bank is allowed to take equity positions of up to twenty five percent (25%) the Bank currently holds less than 20% of the total equity capital of each institution in which it participates. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors' Resolution B/BG/2001/09 of May 29, 2001, total equity investment by the Bank shall not at any time exceed ten percent (10%) of the aggregate amount of the Bank's paid-up capital and reserves and surplus included in its ordinary capital resources.

Equity investments for which fair value cannot be reliably measured are reported at cost less provision for losses for estimated permanent and lasting decline in value. The investments for which fair value cannot be reliably measured typically relate to sub-regional and national development institutions. Investments in these institutions are made with a long-term development objective, including capacity building. The shares of such institutions are not listed and also not available for sale to the general public. Only member states or institutions owned by member states are allowed to subscribe to the shares of these institutions. Provisions for losses on impaired equity investments are included in the income statement.

The Bank's equity interests in the ADF and in other regional or sub-regional development institutions are summarized below:

(Amounts in UA thousands)

Institutions	Year Established	% Shareholding	Callable Capital	Carrying Value 2006	Carrying Value 2005
African Development Fund	1972	0.97	-	111,941	111,751
Accumulated share of profit/(loss) & impairment on January 1				(14,575)	(14,585)
Impairment and share of profit for the period				(36,910)	93
				60,456	97,259
Regional Development Banks (Carried at Cost)					
BDEAC	1975	5.24	2,353	1,569	1,520
East African Development Bank	1967	11.33	-	5,000	5,000
P. T. A. Bank	1985	5.83	10,000	5,000	5,000
Afreximbank	1993	6.70	10,160	6,773	6,899
BOAD	1973	0.60	1,961	654	633
BDEGL	1980		-	1,946	1,946
			24,474	20,942	20,998
Other Development Institutions (Carried at Cost)					
K-REP Bank Limited	1997	15.14	-	700	685
Zimbabwe Development Bank	1984	-	-	9	1
Africa - Re	1977	13.95	-	5,900	6,010
Shelter Afrique	1982	-	-	3,387	3,450
National Development Bank of Sierra Leone *				-	-
				9,996	10,146
Investment Funds (Carried at Fair value)**					
AIG Africa Infrastructure Fund	1999	12.30	3,917	25,649	23,870
South Africa Infrastructure Fund	1996	14.03	1,060	6,654	11,348
Acacia Fund Limited	1996	10.40	-	697	557
Zambia Venture Capital Fund	1996	16.11	-	387	630
Indian Ocean Regional Fund Limited	1999	16.83	-	126	367
EMP Africa Fund II LLC	2006	13.15	30,158	3,709	-
			35,135	37,222	36,772
Total			59,609	128,616	165,175
Less: Accumulated provision for impairment			-	(3,505)	(4,247)
Net			59,609	125,111	160,928

* Amounts fully disbursed, but the value is less than UA 100, at the applicable exchange rates.

** The cost of equity investments carried at fair value at September 30, 2006 amounted to UA 29.08 million.

An analysis of the movement in accumulated provision for impairment on other equity participation was as follows:

(UA thousands)	**2006**	2005
Balance at January 1	3,496	4,247
Translation effects	9	-
Balance at September 30	**3,505**	4,247

NOTE I – PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

(UA thousands)

2005	Property and Equipments					Intangible Assets	Grand Total
	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipments & Motor Vehicles	Total Property & Equipments	Computer software	Property, Equipments & Intangible Assets
Cost:							
Balance at 1 January 2005	141	22,752	6,196	33,683	62,772	15,050	77,822
Additions during the period	-	-	753	2,577	3,330	-	3,330
Disposals during the period	-	-	-	(150)	(150)	-	(150)
Transfers	-	-	-	-	-	-	-
Balance at 30 September	141	22,752	6,949	36,110	65,952	15,050	81,002
Accumulated Depreciation:							
Balance at 1 January	-	21,080	3,809	23,321	48,210	12,007	60,217
Depreciation during the period	-	77	635	4,417	5,129	-	5,129
Disposals during the period	-	-	-	-	-	-	-
Balance at 30 September	-	21,157	4,444	27,738	53,339	12,007	65,346
Net Book Values: 30 September, 2005	141	1,595	2,505	8,372	12,613	3,043	15,656

(UA thousands)

2006	Property and Equipments					Intangible Assets	Grand Total
	Land	Building and Improvements	Furniture, Fixtures & Fittings	Equipments & Motor Vehicles	Total Property & Equipments	Computer software	Property, Equipments & Intangible Assets
Cost:							
Balance at 1 January 2006	141	22,752	7,337	36,702	66,932	16,516	83,448
Additions during the period	-	-	503	1,741	2,244	1,463	3,707
Disposals during the period	-	-	-	-	-	-	-
transfers	-	-	-	-	-	-	-
Balance at 30 September	141	22,752	7,840	38,443	69,176	17,979	87,155
Accumulated Depreciation:							
Balance at 1 January		21,182	4,678	26,579	52,439	14,661	67,100
Depreciation during the period	-	76	237	3,324	3,637	908	4,545
Disposals during the period	-	-	-	-	-	-	-
Balance at 30 September	-	21,258	4,915	29,903	56,076	15,569	71,645
Net Book Values: 30 September, 2006	141	1,494	2,925	8,540	13,100	2,410	15,510

Under the Headquarters' Agreement with the host country, the Bank's owned buildings in the host country are intended to be used for the purposes of the business of the Bank Group only. The rights on the lands and buildings therefore cannot be transferred to a third party. If the Bank elected to give up the use of the lands and buildings, the properties would have to be surrendered to the host country. The net book value of fixed assets approximates the fair value.

NOTE J – BORROWINGS

It is the Bank's policy to limit senior borrowing and guarantees chargeable to the Bank's ordinary capital resources to 80 percent of the callable capital of its non-borrowing members and also to limit the total borrowing represented by both senior and subordinated debt to 80 percent of the total callable capital of all its member countries. At September 30, 2006, total borrowings amounted to UA 5,490.80 million comprising senior debt and subordinated debt amounting to UA 4,783.80 million and UA 707.00 million, respectively. As of the same date, the ratio of senior debt to the non-borrowing members' callable capital of UA 8,545.59 million was 55.98 percent. Also at September 30, 2006, the ratio of total outstanding borrowings to the total callable capital of UA 19,448.84 million was 28.23 percent. At September 30, 2006, borrowings with embedded callable options amounted to UA 375.97 million (2005: UA 465.14 million). The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-savings opportunities and to lower its funding costs.

The Bank has entered into currency swap agreements with major international banks by which proceeds of a borrowing are converted into a different currency and simultaneously a forward exchange agreement is executed providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank's borrowings portfolio at September 30, 2006 and 2005 was as follows. Borrowings and Swaps at September 30, 2006:

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed		-	-	-	-	-	-	200.93	5.16	1.66
			-	-	-	-	-	-	-	0.00	
	Adjustable	65.15		3.97	0.58	2,156.10	3.84	5.8	65.36	3.13	0.58
			-	-	-	(178.74)	3.09	5.9	(266.30)	3.16	1.39
Sterling	Fixed	74.78		11.12	3.31	-	-	-	-	-	-
			-	-	-	-	-	-	(63.34)	11.13	3.31
	Adjustable		-	-	-	25.33	4.68	2.55	63.34	10.48	3.31
			-	-	-	(63.34)	10.4806	3.31	-	-	0.00
Japanese Yen	Fixed	773.27	365.98	3.24	4.70	-	-	-	229.99	4.64	1.59
		-	-	-	-	(292.09)	2.72	6.72	(739.19)	2.29	2.55
	Adjustable	603.67	18.97	3.78	6.46	89.05	0.35	0.75	803.01	0.26	2.83
			-	-	-	(1,051.61)	2.33	4.76	(293.82)	0.80	2.54
US Dollars	Fixed	1,927.93	616.38	4.77	7.70	-	-	-	-	-	0.00
			-	-	-	(425.61)	6.94	9.35	(1,844.05)	3.37	4.08
	Adjustable	40.33	6.77	6.62	0.28	1,142.99	5.26	5.12	1,770.62	5.50	3.77
			-	-	-	(770.77)	5.40	3.60	(40.64)	5.75	0.22
Others	Fixed	967.52	34.96	2.67	5.57	-	-	0.00	-	-	0.00
			-	-	-	(922.41)	2.46	6.37	(240.59)	3.37	2.26
	Adjustable		-	-	-	186.20	7.60	6.29	240.59	3.71	2.26
			-	-	-	-	-	0.00	-	-	0.00
Total	Fixed	3,743.50	1,017.32	4.06	5.53	-	-	0.00	430.93	4.88	1.62
		-	-	-	-	(1,640.11)	3.67	7.21	(2,887.16)	3.26	3.52
	Adjustable	709.15	25.75	3.98	5.54	3,599.68	4.41	5.48	2,942.92	3.98	3.31
		-	-	-	-	(2,064.46)	3.79	4.38	(600.76)	2.18	1.88
Principal at face value		4,452.65	1,043.07	4.05	5.53	(104.89)		-	(114.07)	-	-
Net unamortized premium/(discount) (*)			(4.92)			215.46			114.07	-	-
		4,452.65	1,038.15			110.57		-	(0.00)		
IAS 39 Adjustment			-			(5.05) (c)		-	5.96 (c)	-	-
Total		4,452.65	1,038.15	4.05	5.53	105.52			5.96	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at September 30, 2006 was UA 5 693.49 million. The notional value of borrowings at September 30, 2006 was UA 5 754.29 million (2005: UA5 937.68 million)

a. Currency swap agreements include cross-currency interest rate swaps.
b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2006.
c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

Borrowings and Swaps at September 30, 2005 (Restated - Note C):

(Amounts in UA millions)

		Direct Borrowings				Currency Swap Agreements (a)			Interest Rate Swaps		
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Wgtd Avg Cost (%) (b)	Average Maturity (Years)	Amount payable (receivable)	Wgtd Avg Cost (%) (b)	Average Maturity (Years)	Notional amount payable (receivable)	Wgtd. Avg. Cost (%) (b)	Average Maturity (Years)
Euro	Fixed		253.31	6.50	0.99	141.77	8.71	13.93	194.67	5.16	2.64
			-	-	-	-	-	-	(253.31)	6.50	6.50
	Adjustable	63.30		4.40	1.57	1,800.77	2.20	6.2	316.63	5.60	5.60
			-	-	-	(173.17)	1.43	6.8	(258.01)	2.74	2.74
Sterling	Fixed	76.78		11.13	4.27	-	-	-	-	-	-
			-	-	-	-	-	-	(60.93)	11.13	4.27
	Adjustable		-	-	-	-	-	-	60.93	10.67	4.27
			-	-	-	(60.93)	10.67	4.27	-	-	0.00
Japanese Yen	Fixed	834.61	327.12	2.73	5.55	-	-	-	243.89	4.64	2.57
		-	-	-	-	(309.74)	2.55	7.51	(783.85)	5.54	3.52
	Adjustable	720.70	95.12	1.26	3.58	-	-	-	851.54	(0.06)	3.79
			-	-	-	(1,211.49)	2.11	4.56	(311.57)	0.60	3.51 5
US Dollars	Fixed	1,649.76	607.12	3.44	8.16	-	-	-	-	-	0.00
			-	-	-	(310.46)	7.57	13.03	(1,530.57)	2.90	5.59
	Adjustable	-	20.70	2.01	9.88	1,181.72	3.62	6.05	1,416.05	2.82	5.38
			-	-	-	(640.74)	2.62	5.42	(20.69)	3.44	9.88
Others	Fixed	991.58	4.01	1.80	7.27	12.40	1.89	6.35	-	-	0.00
			-	-	-	(953.85)	1.32	8.28	(97.63)	-	0.00
	Adjustable		-	-	-	233.57	6.92	7.35	258.05	0.77	2.53
			-	-	-	-	-	0.00	(160.42)	1.50	2.53
Total	Fixed	3,552.73	1,191.56	4.06	5.53	154.17	8.16	13.32	438.56	4.87	2.60
		-	-	-	-	(1,574.05)	2.79	9.07	(2,726.29)	3.21	4.34
	Adjustable	784.00	115.82	3.98	5.54	3,216.06	3.06	6.21	2,903.20	2.26	4.17
		-	-	-	-	(2,086.33)	2.46	5.00	(750.69)	1.61	3.09
Principal at face value		4,336.73	1,307.38	4.05	5.53	(290.15)		-	(135.22)	-	-
Net unamortized premium/(discount) (*)			(5.76)			254.70		-	108.18	-	-
		4,336.73	1,301.62			(35.45)		-	(27.04)		
IAS 39 Adjustment			-			19.75 (c)		-	29.07 (c)	-	-
Total		4,336.73	1,301.62	4.05	5.5	(15.70)			2.03	-	-

Supplementary disclosure (direct borrowings):

The estimated fair value of borrowings at September 30, 2006 was UA 5 918.39 million. The notional value of borrowings at September 30, 2006 was UA 5 937.68 million (2005: UA5 461.13 million)

a. Currency swap agreements include cross-currency interest rate swaps.

b. The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at September 30, 2006.

c. These amounts are included in swaps payable and receivable on the balance sheet.

Slight differences may occur in totals due to rounding.

The maturity structure of outstanding borrowings as at September 30, 2006 and 2005 was as follows:

1) Maturity structure of outstanding borrowings as at September 30, 2006:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	211.12	287.62	498.74
More than one year but less than two years	1,055.57	10.44	1,066.01
More than two years but less than three years	385.56	1.44	387.00
More than three years but less than four years	963.68	-	963.68
More than four years but less than five years	158.73	-	158.73
More than five years	1,378.49	-	1,378.49
Total	**4,153.15**	**299.50**	**4,452.65**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	116.76	76.47	193.22
More than one year but less than two years	-	-	-
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	850.31	-	850.31
Sub-total	967.07	76.47	1,043.54
Net unamortized premium and discount	(5.39)	-	(5.39)
Total	**961.68**	**76.47**	**1,038.15**

2) Maturity structure of outstanding borrowings as at September 30, 2005:

i) Borrowings carried at fair value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	-	350.68	350.68
More than one year but less than two years	221.87	14.39	236.26
More than two years but less than three years	1,078.92	4.96	1,083.88
More than three years but less than four years	-	-	0.00
More than four years but less than five years	1,032.92	-	1,032.92
More than five years	1,633.00	-	1,633.00
Total	**3,966.71**	**370.03**	**4,336.74**

ii) Borrowings carried at amortized cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	253.31	95.12	348.42
More than one year but less than two years	83.23	-	83.23
More than two years but less than three years	-	-	-
More than three years but less than four years	-	-	-
More than four years but less than five years	-	-	-
More than five years	875.72	-	875.72
Sub-total	1,212.26	95.12	1,307.37
Net unamortized premium and discount	(5.75)	-	(5.75)
Total	**1,206.51**	**95.12**	**1,301.62**

The fair value of borrowings carried at fair value through profit and loss at September 30, 2006 was UA 4,452.65 million (2005: UA 4,336.74 million). For these borrowings, at September 30, 2006 the amount the Bank will be contractually required to pay at maturity was UA 4,375.57 million (2005: UA 4,193.68 million).

There was a net gain of UA 16.25 million on financial assets and liabilities carried as at fair value through profit or loss for the period ended September 30, 2006 (2005: loss of UA 43.88 million). This included a loss of UA 22.46 million which was attributable to changes in the Bank's credit risk during the period ended September 30, 2006. Fair value changes attributable to changes in the Bank's credit risk are determined by comparing the discounted cash flows for the borrowings at fair value through profit or loss using the Bank's credit spread versus LIBOR both at the beginning and end of the relevant period.

The valuation of some borrowings and derivatives are based on valuation techniques and the effect for 2006 amounted to a loss of UA 77.08 million (2005: loss of UA 143.06 million).

NOTE K – EQUITY

Equity is composed of capital, retained earnings and fair value gains on available-for-sale equity investments. These are further detailed as follows:

Capital

Subscriptions paid in

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, a voluntary capital increase and five general capital increases. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on May 29, 1998 and became effective on September 30, 1999 upon ratification by member states and entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in proportion of six percent (6 %) paid-up and ninety-four percent (94%) callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consists of 10.81 percent paid-up shares and 89.19 percent callable shares.

The Bank's capital as at September 30, 2006 and 2005 was as follows:

(UA thousands)	**2006**	2005
Capital Authorized (in shares of UA 10,000 each)	21,870,000	21,870,000
Less: Unsubscribed capital	(131,171)	(251,136)
Subscribed capital	21,738,829	21,618,864
Less: Callable capital	(19,448,837)	(19,368,174)
Paid-up capital	2,289,992	2,250,690
Add: Amounts paid in advance	306	302
	2,290,298	2,250,992
Less: Amounts in arrears	(3,168)	(7,198)
Capital as at September 30	**2,287,130**	**2,243,794**

Total unsubscribed shares at September 30, 2006 amounted to UA 131.17 million, comprising UA 68.51 million for shares to be issued upon payment of future cash installments, UA 23.83 million for shares available for reallocation, and UA 38.83 million representing the shareholding of the former Socialist Federal Republic of Yugoslavia (former Yugoslavia) after allocating UA 9.09 million to treasury shares. Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 41.93 million callable, and UA 5.99 million paid-up, shares) are

currently held as treasury shares of the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of December 31, 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state's Official Development Assistance its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank has since accepted the offer.

Subscriptions by member countries and their voting power at September 30, 2006 were made up as follows:

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power
1	ALGERIA	82,951	3.816	91,923	737,600	83,577	3.770
2	ANGOLA	25,371	1.167	28,500	225,212	25,997	1.173
3	BENIN	4,245	0.195	4,817	37,633	4,871	0.220
4	BOTSWANA	46,571	2.142	52,306	413,405	47,196	2.129
5	BURKINA FASO	9,502	0.437	10,163	84,231	9,628	0.434
6	BURUNDI	5,172	0.238	6,465	45,256	5,797	0.261
7	CAMEROON	22,577	1.039	25,407	200,371	23,119	1.043
8	CAPE VERDE	1,672	0.077	2,090	14,630	2,297	0.104
9	CENTRAL AFRICAN REPUBLIC	973	0.045	1,217	8,512	1,598	0.072
10	CHAD	1,641	0.075	2,052	14,360	2,265	0.102
11	COMOROS	481	0.022	566	4,250	1,083	0.049
12	CONGO	9,861	0.454	11,450	87,170	10,486	0.473
13	COTE D'IVOIRE	81,008	3.726	101,260	708,820	81,633	3.682
14	DEM. REPUBLIC CONGO	22,740	1.046	28,426	198,975	23,365	1.054
15	DJIBOUTI	1,213	0.056	1,517	10,618	1,838	0.083
16	EGYPT	111,532	5.131	123,953	991,370	112,158	5.059
17	EQUATORIAL GUINEA	3,463	0.159	3,930	30,713	3,826	0.173
18	ERITREA	2,289	0.105	2,506	20,028	2,628	0.119
19	ETHIOPIA	34,685	1.596	38,548	308,310	35,311	1.593
20	GABON	27,229	1.254	32,684	238,255	26,765	1.207
21	GAMBIA	3,395	0.156	3,828	30,130	3,976	0.179
22	GHANA	49,430	2.274	52,559	441,751	50,056	2.258
23	GUINEA	9,063	0.417	10,525	80,106	9,688	0.437
24	GUINEA BISSAU	600	0.028	750	5,250	1,225	0.055
25	KENYA	31,622	1.455	35,148	281,080	32,248	1.454
26	LESOTHO	3,315	0.152	3,685	29,470	3,873	0.175
27	LIBERIA	4,230	0.195	5,287	37,017	4,855	0.219
28	LIBYA	79,756	3.669	89,583	707,978	80,381	3.625
29	MADAGASCAR	14,124	0.650	15,695	125,550	14,750	0.665
30	MALAWI	6,472	0.298	8,090	56,630	7,097	0.320
31	MALI	9,510	0.437	10,677	84,411	10,135	0.457
32	MAURITANIA	3,872	0.178	4,015	33,884	3,838	0.173
33	MAURITIUS	14,056	0.647	15,625	124,940	14,682	0.662
34	MOROCCO	72,268	3.324	82,020	640,660	72,894	3.288
35	MOZAMBIQUE	13,748	0.632	15,454	122,038	14,374	0.648
36	NAMIBIA	7,377	0.339	8,203	65,570	8,003	0.361
37	NIGER	5,526	0.254	6,908	48,353	6,151	0.277
38	NIGERIA	197,236	9.073	218,280	1,754,094	197,860	8.924
39	RWANDA	2,960	0.136	3,293	26,310	3,585	0.162
40	SAO TOME & PRINCIPE	1,488	0.068	1,864	13,024	2,113	0.095
41	SENEGAL	22,804	1.049	25,254	202,793	23,386	1.055
42	SEYCHELLES	1,224	0.056	1,501	10,739	1,849	0.083
43	SIERRA LEONE	5,298	0.244	6,624	46,361	5,924	0.267
44	SOMALIA	1,941	0.089	2,427	16,986	2,566	0.116
45	SOUTH AFRICA	97,201	4.471	73,605	898,410	97,827	4.412
46	SUDAN	8,829	0.406	11,036	77,257	9,454	0.426
47	SWAZILAND	7,241	0.333	8,134	64,280	7,867	0.355
48	TANZANIA	18,248	0.839	20,685	161,805	18,874	0.851
49	TOGO	3,451	0.158	4,314	30,201	4,077	0.184
50	TUNISIA	30,452	1.401	34,205	270,310	31,077	1.402
51	UGANDA	11,206	0.515	13,199	98,863	11,831	0.534
52	ZAMBIA	26,910	1.238	30,549	238,553	27,535	1.242
53	ZIMBABWE	46,012	2.117	53,423	406,704	46,638	2.103
	Total Regionals	1,306,042	60.079	1,446,222	11,611,223	1,336,127	60.263

(Amounts in UA thousands)

	MEMBER STATES	Total shares	% of Total	Amount paid	Callable Capital	Number of Votes	Voting power
	Total Regionals	**1,306,042**	**60.079**	**1,446,222**	**11,611,223**	**1,336,127**	**60.263**
54	ARGENTINA	5,829	0.268	5,921	52,364	6,455	0.291
55	AUSTRIA	9,651	0.444	9,163	87,350	10,277	0.464
56	BELGIUM	13,917	0.640	13,579	125,600	14,543	0.656
57	BRAZIL	9,618	0.442	9,142	87,036	10,243	0.462
58	CANADA	81,413	3.745	79,406	734,730	82,040	3.700
59	CHINA	24,230	1.115	23,633	218,670	24,857	1.121
60	DENMARK	25,095	1.154	24,478	226,480	25,722	1.160
61	FINLAND	10,596	0.487	10,335	95,630	11,222	0.506
62	FRANCE	81,413	3.745	79,406	734,730	82,040	3.700
63	GERMANY	89,373	4.111	87,168	806,570	90,000	4.059
64	INDIA	4,832	0.222	4,590	43,730	5,457	0.246
65	ITALY	52,437	2.412	51,166	473,214	53,064	2.393
66	JAPAN	119,057	5.477	116,123	1,074,450	119,684	5.398
67	KOREA	9,651	0.444	9,163	87,350	10,277	0.464
68	KUWAIT	9,707	0.447	9,720	87,350	10,333	0.466
69	NETHERLANDS	18,530	0.852	16,858	168,450	19,155	0.864
70	NORWAY	25,094	1.154	24,478	226,480	25,722	1.160
71	PORTUGAL	5,182	0.238	4,851	46,980	5,809	0.262
72	SAUDI ARABIA	4,187	0.193	3,978	37,900	4,813	0.217
73	SPAIN	22,962	1.056	21,150	208,470	23,589	1.064
74	SWEDEN	33,399	1.536	31,703	302,290	34,025	1.535
75	SWITZERLAND	31,699	1.458	30,090	286,900	32,325	1.458
76	U.K.	36,449	1.677	35,551	328,940	37,075	1.672
77	U.S.A	143520.000	6.602	139259.898	1,295,949	142,321	6.419
	Total Non-Regionals	**867,841**	**39.921**	**840,908**	**7,837,613**	**881,046**	**39.737**
	Grand Total	**2,173,883**	**100.000**	**2,287,130**	**19,448,837**	**2,217,173**	**100.000**

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, payments by regional and non-regional members in US$ were fixed at an exchange rate of 1 UA = US$ 1.20635. As a result of these practices, losses or gains could arise from converting these currencies when received to Units of Account. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At September 30, 2006 and 2005, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)	2006	2005
Balance at January 1	151,759	147,203
Net conversion losses on new subscriptions	2,539	2,391
Balance at September 30	**154,298**	**149,594**

Retained Earnings

Retained earnings as at September 30, 2006 and 2005 were as follows:

(UA thousands)	
Balance at January 1, 2005	2,652,116
Net Income for the period	15,678
Cumulative Currency Translation Adjustment balance	(467,974)
Balance at September 30, 2005	**2,199,820**
Balance at January 1, 2005	2,257,678
Net Income for the current period	(11,774)
Balance at September 30, 2006	**2,245,904**

On May 17, 2006 the Banks' Board of Governors approved the distribution of net income earned in the years ended December 31, 2005. As discussed in Note C, the Board of Governors approved distributions are reported as expenses in the Statement of Income and Expenses in the year of approval. These approvals for the periods ended September 30, 2006 and 2005 are as follows:

(UA thousands)	**2006**	**2005**
Post Conflict Assistance - DRC	36,700	67,300
African Development Fund (ADF)	46,300	21,300
Highly Indebted Poor Countries	11,000	10,600
Special Relief Fund	5,000	15,000
Post Conflict Assistance Fund	30,000	25,000
Middle Income Country Technical Assistance Fund	15,000	-
Balance at September 30	**144,000**	**139,200**

Fair value gains on available-for-sale equity investments

At September 30, 2006 and 2005, the fair value gains on available-for-sale equity investment were as follows:

(UA thousands)	2006	2005
Balance at January 1	8,710	2,467
Net gains for the period	-	-
Balance at September 30	**8,710**	**2,467**

NOTE L – INCOME FROM LOANS AND INVESTMENTS AND RELATED DERIVATIVES

Income from loans

Income from loans for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income on loans not impaired	213,260	202,337
Interest income on impaired loans	30,949	35,724
Commitment charges	2,771	4,274
Statutory commission	1,334	1,605
Total	**248,314**	**243,940**

Income from investments and related derivatives

Income from investments for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest income	161,509	126,415
Realized and unrealized fair value losses and amortization of discount/premium	(5,134)	(8,634)
Total	**156,375**	**117,781**

NOTE M – BORROWING EXPENSES

Interest and amortized issuance costs

Interest and amortized issuance costs on borrowings for the period ended September 30, 2006 and 2005 were as follows:

(UA thousands)	2006	2005
Charges to bond issuers	181,900	165,182
Amortization of issuance costs	864	1,252
Total	**182,764**	**166,434**

Net interest on borrowing derivatives

Net interest on borrowing derivatives for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	2005
Interest on derivatives receivable	209,190	147,820
Interest on derivatives payable	(230,938)	(145,942)
Total	**(21,748)**	**1,878**

Unrealized gain/ (loss) on fair valued borrowings and related derivatives

Unrealized gain/(loss) on fair valued borrowings and related derivatives for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	Restated (Note C) 2005
Interest rate swaps on borrowings	(3,298)	(16,498)
Cross currency swaps on borrowings	(27,042)	79,959
Bonds	46,365	(107,336)
Total	**16,025**	**(43,875)**

Unrealized gain on non-fair valued borrowings and related derivatives

Unrealized net gain on non-fair valued borrowings and related derivatives for the period ended September 30, 2006 and 2005 was as follows:

(UA thousands)	2006	Restated (Note C) 2005
Interest rate swaps on borrowings	(795)	934
Cross currency swaps on borrowings	2,972	(1,028)
Macro hedge swaps	(5,959)	2,072
Loan interest rate swaps	13,241	665
Embedded derivatives	323	370
Macro hedge swaps on investment	(1,471)	(2,393)
Total	**8,311**	**620**

NOTE N – ADMINISTRATIVE EXPENSES

Total administrative expenses relate to expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet sizes for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF's gross income.

Administrative expenses comprised the following:

(UA thousands)	**2006**	2005
Personnel expenses	92,843	89,009
Other general expenses	22,596	22,650
Total	**115,439**	**111,659**
Reimbursable by ADF	(85,189)	(81,161)
Reimbursable by NTF	(2,313)	(1,574)
Net	**27,937**	**28,924**

Included in general administrative expenses is an amount of UA 2.96 million (2005: UA 3.09 million) incurred under operating lease agreements for offices in Tunisia and in certain other regional member countries.

At the balance sheet date, the Bank had outstanding commitments under operating leases, which fall due as follows:

(UA thousands)	**2006**	2005
Within one year	3,700	2,252
In the second to fifth years inclusive	2,379	394
Total	**6,079**	**2,646**

Leases are generally negotiated for an average term of one (1) to three (3) years and rentals are fixed for an average of one (1) year. The leases may be extended for periods that are no longer than the original term of the leases.

NOTE O – EMPLOYEE BENEFITS

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors' Resolution 05-89 of May 30, 1989, became effective on December 31, 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank's employment policies, is eligible to participate in the SRP, upon completion of 6 months service without interruption of more than 30 days.

The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees. In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank's residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. The past service cost associated with these changes amounted to UA 1.64 million and has been recorded in 2004. Most participants have switched to the revised SRP. Staff joining the Bank after January 1, 2005 can benefit only from the revised SRP. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor used in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution, but may vary such contribution based on the results of annual actuarial valuations.

All contributions to the SRP are irrevocable and are held by the Bank separately in a retirement fund to be used in accordance with the provisions of the SRP. Neither the contributions nor any income thereon shall be used for or diverted to purposes other than the exclusive benefit of active and retired participants or their beneficiaries or estates, or to the satisfaction of the SRP's liabilities. At September 30, 2006, virtually all of SRP's investments were under external management and these were invested in indexed funds, with the following objectives: a) Equity portfolio – to track as closely as possible, the returns of the Morgan Stanley Capital International World Index as well as hedging the currency exposure of the SRP's anticipated future liabilities; b) Bond portfolio – to track as closely as possible, the returns of the Citigroup World Government Bond Index as well as hedge the currency exposure of the SRP's anticipated future liabilities.

Staff Medical Benefit Plan: The Staff Medical Benefit plan (MBP) was created under the Board of Directors' resolution B/BD/2002/17 and F/BD/2002/18 of July 17, 2002 and became effective on January 1, 2003. Under the MBP, staff members or retirees contribute a percentage of their salary or pension while the Bank also contributes twice the total staff contribution towards the financing of the MBP. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account.

In accordance with IAS 19, and based on actuarial valuations, the pension and medical benefit expenses for 2005 and 2004 (the latest available actuarial valuations) for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

	SRP		MBP	
(UA millions)	**2005**	2004	**2005**	**2004**
Current service cost – gross	15.42	14.02	3.87	3.79
Less: estimated employee contributions	(4.77)	(4.47)	(0.95)	(0.87)
Net current service cost	**10.65**	9.55	**2.92**	**2.92**
Interest cost	8.78	8.23	1.82	1.62
Expected return on plan assets	(8.87)	(7.61)	(0.19)	(0.12)
Past service cost	-	1.64	-	
Expense for the year	**10.56**	11.81	**4.55**	**4.42**

The pension and staff Medical Benefit Plan expenses for the nine months ended September 30, 2006 for the Bank group amounted to UA 8.82 million and UA 3.44 respectively (2005: UA 9.03 million and UA 1.45 million).

At December 31, 2005, the Bank group's liability to the SRP and MBP amounted to UA 33.81 million and UA39.32 respectively (2004: 36.94 million and UA 34.10 million respectively). At December 31, 2005 the determination of these liabilities, which are included in "Other accounts payable" on the Balance Sheet is set out below:

(UA millions)	Staff Retirement		Staff Medical	
	2005	2004	2005	2004
Fair value of plan assets:				
Market value of plan assets at beginning of year	140.89	119.81	3.07	1.69
Actual return on assets	11.84	9.17	(0.07)	0.05
Employer's contribution	14.91	12.10	1.89	1.73
Plan participants' contribution	4.77	4.47	0.95	0.87
Benefits paid	(5.65)	(4.66)	(1.08)	(1.27)
Market value of plan assets at end of year	166.76	140.89	4.76	3.07
Present value of defined benefit obligation:				
Benefit obligation at beginning of year	177.83	156.74	37.17	33.03
Current service cost	10.64	9.88	2.92	2.92
Past service cost	-	1.64	-	-
Employee contributions	4.77	4.47	0.95	0.87
Interest cost	8.78	8.23	1.82	1.62
Actuarial loss	4.20	1.53	2.30	-
Benefits paid	(5.65)	(4.66)	(1.08)	(1.27
Benefit obligation at end of year	200.57	177.83	44.08	37.17
Funded status:				
Liability recognized on the balance sheet at December 31, representing excess of benefit over plan asset	(33.81)	(36.94)	(39.32)	(34.10)

Assumptions used in the latest available actuarial valuations at December 31, 2005 and 2004 were as follows:

	SRP		MBP	
(percentages)	**2005**	2004	**2005**	2004
Discount rate	4.75	5.00	4.75	5.00
Expected return on plan assets	6.00	6.00	4.75	5.00
Rate of salary increase	3.00	3.00	3.00	3.00
Future pension increase	2.25	2.25		
Health care cost growth rate				
-at end of fiscal year			9.00	10.00
-ultimate health care cost growth rate			5.00	5.00
Year ultimate health cost growth rate reached			2009	2009

The expected return on plan assets is an average of the expected long-term (10 years or more) returns for debt securities and equity securities, weighted by the portfolio allocation. Asset class returns are developed based on historical returns as well as forward-looking expectations. Equity return expectations are generally based upon the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond return expectations are based upon the sum of expected inflation, real bond yield, and risk premium. The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AAA corporate bonds.

For measurement purposes, the annual growth rate in the per capita cost of covered health care benefits is assumed to decrease ratably between the current period and 2009, with the growth rate assumed to remain at that level thereafter.

NOTE P – RISK MANAGEMENT

In the normal course of its development banking business, the Bank may be exposed to the following types of financial risks:

Country Credit Risk: Country credit risk includes potential losses arising from a country's inability or willingness to service its obligations to the Bank. The Bank manages country credit risk through financial policies and lending strategies, including individual country exposure limits and overall creditworthiness assessments. These include the assessment of the country's macroeconomic performance as well as its socio-political conditions and future growth prospects.

Individual countries' outstanding loans due to the Bank as at September 30, 2006 were as follows:

(Amounts in UA thousands)

AFRICAN DEVELOPMENT BANK

NOTE V-Summary of loans as at 30.09.2006

Country	No of Loans	Total Loans*	Unsigned Loans	Undisbursed Balance	Outstanding Balance	% of Total Loans
Angola	4	1,391	-	-	1,391	0.03
Botswana	7	17,621	-	-	17,621	0.34
Cameroon	8	82,457	-	17,938	64,519	1.24
Centrafrique**	1	2,392	-	-	2,392	0.05
Comoros**	1	6,124	-	-	6,124	0.12
Congo	5	47,169	-	-	47,169	0.91
Côte D'Ivoire**	14	359,049	7	2,543	356,499	6.88
Dem Rep Congo	10	718,354	-	-	718,354	13.86
Egypt	9	804,876	338,668	286,312	179,896	3.47
Ethiopia	7	39,181	-	-	39,181	0.76
Gabon	18	234,165	-	39,977	194,188	3.75
Ghana	5	20,178		-	20,178	0.39
Guinea	5	20,103	-	-	20,103	0.39
Kenya	4	14,338	-	-	14,338	0.28
Lesotho	1	1,335	47	-	1,288	0.02
Liberia**	17	39,748	47	-	39,701	0.77
Malawi	1	6,328	-	-	6,328	0.12
Mauritania	2	33,797	275	-	33,522	0.65
Mauritius	7	24,736	-	20,331	4,405	0.08
Morocco	19	1,720,180	244,047	467,116	1,009,017	19.46
Multinational	8	66,046	32	12,771	53,243	1.03
Namibia	13	102,096	-	43,723	58,373	1.13
Nigeria	4	298,143	-	9,583	288,560	5.57
Senegal	9	40,312	513	-	39,799	0.77
Seychelles**	3	20,007	-	-	20,007	0.39
Somalia**	4	3,684	-	-	3,684	0.07
South Africa	5	191,327	-	33,867	157,460	3.04
Sudan**	10	52,655	-	-	52,655	1.02
Swaziland	1	95,036	-	19,779	75,258	1.45
Tanzania	41	3,721	-	-	3,721	0.07
Tunisia	1	1,638,861	-	515,445	1,123,416	21.67
Uganda	7	1,652	-	-	1,652	0.03
Zambia	12	17,674	-	-	17,674	0.34
Zimbabwe**	5	197,011	-	-	197,011	3.80
Total Public Sector	**268**	**6,921,750**	**583,635**	**1,469,385**	**4,868,730**	**93.92**
Total Private Sector	**31**	**543,786**	**174,753**	**54,012**	**315,021**	**6.08**
Total	**299**	**7,465,536**	**758,388**	**1,523,397**	**5,183,751**	**100.00**

*Excludes fully repaid loans and cancelled loans.

** Country in arrears as at 30.09.2006

Slight differences may occur in totals due to rounding

The distribution of outstanding loans at September 30, 2006 and 2005 by sector was as follows:

	2006		2005	
(Amounts in UA million)	Amount	%	Amount	%
Multi-Sector	1,539.30	29.69	1,553.69	28.81
Finance	1,135.85	21.91	1,148.25	21.29
Transport	864.57	16.68	783.31	14.52
Agriculture & Rural Development	396.23	7.64	446.65	8.28
Industry, Mining and Quarrying	318.61	6.15	368.49	6.83
Power	315.93	6.09	405.92	7.53
Water supply and Sanitation	231.87	4.46	333.22	6.17
Social	196.22	3.79	193.57	3.59
Communications	185.10	3.57	160.54	2.98
Urban Development	0.07	0.00	-	0.00
Total	**5,183.75**	**100.00**	**5,393.64**	**100.00**

Commercial Credit Risk: In the ordinary course of business, the Bank uses a variety of financial instruments, some of which involve elements of commercial credit risk in excess of the amount recorded on the balance sheet. Commercial credit risk exposure represents the maximum potential accounting loss due to possible non-performance by counterparties under the terms of the contracts. Additionally, the nature of the instruments involves contract value and notional principal amounts that are not reflected in the basic financial statements. For securities, the Bank limits trading to a list of authorized dealers and counterparties with the highest credit ratings. Credit risk is controlled through application of eligibility criteria and limits for transactions with individual counterparties, based on their credit rating and size, subject to a maximum of 10 percent of the Bank's total risk capital for any single counterparty. The Bank may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

The Bank has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, the Bank only enters into long-term swap transactions with counterparties eligible under the Bank's *Asset and Liability Management Guidelines*, which include requirement that the counterparties have a minimum credit rating of AA-/Aa3. The Bank does not anticipate that any of its counterparties will fail to perform their obligations under such agreements.

Market Risks: Market risks encompass funding, liquidity, currency exchange, and interest, rate risks. Such risks are managed through the pricing of loans and the Bank's overall asset and liability management practices. The Bank's liquidity policy ensures that it has the resources to meet its net disbursement and debt service obligations and allow it flexibility in deciding the appropriate time to access the capital market. To achieve this objective, the Bank operates on a prudential minimum as well as an operational level of liquidity established by this policy. The prudential minimum level of liquidity is based on the debt service obligations of the next year, the projected net loan disbursement for the next year, the loan equivalent value of signed guarantees and undisbursed equity investments. All potential debt service payments due to early redemption of swaps and borrowings with embedded options are included in the determination of the debt service obligations of the next year. To enable the Bank to take advantage of low-cost funding opportunities as they arise, the Bank's policy allows it to build up liquid resources above the prudential minimum level. The maximum level of liquidity is limited to the total of the minimum plus 50% of the stock of undisbursed loans. The Bank maintains interest rate limits for each internally managed or externally managed active currency portfolio. The borrowing cost pass-through formulation incorporated in the lending rates charged on the Bank's recent loans has helped to limit the interest rate sensitivity of the net spread earnings on its loan portfolio. The Bank holds or lends the proceeds of its borrowings in the same currencies borrowed (after swap activities).

Also, to avoid currency mismatches, borrowers are required to service their loans in the currencies disbursed by the Bank. Furthermore, in order to minimize exchange rate risks, the Bank matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency. The Bank also offers loans with interest rates directly linked to market interest rates. For such market-based loan products, the Bank's net margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank's underlying funding (6-month LIBOR floating rate).

Net currency position at September 30, 2006 and 2005 was as follows:

(UA thousands)

	Euro	United States Dollars	Japanese yen	Sterling	Other	Sub-total	Units of Account	Total
Assets								
Cash	3,705	11,091	42,763	964	4,098	62,621	-	62,621
Demand obligations	-	-	-	-	3,800	3,800	-	3,800
Investments (net of REPOS) (a)	1,245,611	2,604,480	274,904	507,752	132,962	4,765,709	-	4,765,709
Non negotiable Instruments on account of capital	970	16,294	-	-	0	17,264	3,785	21,049
Accounts receivable	180,828	156,865	101,731	23,734	34,849	498,007	12,318	510,325
Loans	2,290,503	1,676,370	635,768	3,265	359,224	4,965,130		4,965,130
Equity participation	2,222	46,629	-	-	7,354	56,205	68,906	125,111
Other assets	1,447	186	-	444	(1,381)	696	15,509	16,205
	3,725,286	4,511,915	1,055,166	536,159	540,906	10,369,432	100,518	10,469,950
Liabilities and Equity								
Accounts payable	(212,485)	(83,744)	(74,466)	14,444	(33,078)	(389,329)	(91,264)	(480,592)
Borrowings and embedded derivatives	(65,363)	(2,548,749)	(1,781,950)	(63,338)	(954,316)	(5,413,716)	(77,078)	(5,490,794)
	(277,848)	(2,632,493)	(1,856,416)	(48,894)	(987,394)	(5,803,045)	(168,342)	(5,971,386)
Currency swaps on borrowings and related derivatives (b)	(1,977,360)	46,974	1,254,905	38,003	524,358	(113,120)	2,002	(111,118)
Currency position as at September 30, 2006	1,470,078	1,926,396	453,655	525,268	77,870	4,453,267	(65,822)	4,387,446
% of sub-total	33.01	43.26	10.19	11.80	1.75	100.00		
SDR Composition as at September 30, 2006	35.16	42.81	10.58	11.45	-	100.00		

(a) Investments is made up as follows:

Investments held for trading net of repos	4,772,331
Derivative asset	1,061
Derivative liability	(7,683)
Amount per statement of net currency position	4,765,709

(b) Currency Swaps on borrowings is made up as follows:

Derivative asset	303,079
Derivative liability	(414,197)
Net Swaps on borrowings per statement of net currency position	(111,118)

Liquidity Position

The table below provides an analysis of assets, liabilities and equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment patterns allow for early repayment possibilities. Therefore, liabilities are classified according, to the earliest possible repayment date, while assets are classified according to the latest possible repayment date. Assets and liabilities that do not have a contractual maturity date are grouped together in the "Maturity undefined" category.

Liquidity position at September 30, 2006 was as follows:

(UA thousands)

	One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More thazn five years	Maturity undefined	Total
Assets								
Cash	62,621	-	-	-	-	-	-	62,621
Demand obligations	3,800	-	-	-	-	-	-	3.800
Derivative assets	22,175	43212	-	19,308	-	219,445		304,140
Investments - Trading (net of REPOS)	2,534,663	-	-	-	-	-	-	2,534,663
Investments - Held to Maturity	96,468	240,030	237,510	325,460	370,450	967,750	-	2,237,668
Non negotiable Instruments on account of capital	4,711	3,800	3,817	3,900	1,632	3,189		21,049
Accounts receivable	735,634	-	-	-	-	-	(225,309)	510,325
Loans - Disbursed and outstanding	924,119	507,712	481,693	441,529	406,652	2,422,046		5,183,751
Accumulated impairment for loans losses							(218,621)	(218,621)
Equity participation							125,111	125,111
Other assets						-	16,205	16,205
	4,384,191	**794,754**	**723,020**	**790,197**	**778,734**	**3,612,430**	**(302,614)**	**10,780,712**
Liabilities and Equity								
Accounts payable	(480,592)	-	-	-	-	-	-	(480,592)
Derivative liabilities	(94,245)	(75,026)	(10,906)	(64,153)	(4,525)	(173,025)	-	(421,880)
Borrowings and embedded derivatives	(691,970)	(1,066,007)	(387,000)	(963,683)	(158,728)	(2,228,796)	5,390 *	(5,490,794)
Equity							(4,387,446)	(4,387,446)
	(1,266,807)	(1,141,033)	(397,906)	(1,027,836)	(163,253)	(2,401,821)	(4,382,056)	(10,780,712)
Liquidity position as at September 30, 2006	**3,117,384**	**(346,279)**	**325,114**	**(237,639)**	**615,481**	**1,210,609**	**(4,684,670)**	**-**

* Comprises of pre-issuance costs and IAS 39 adjustments on borrowings.

Supplementary information

Loans in chronic arrears (more than 2 years) included in loan balance above	429,010	65,810	55,090	42,380	35,790	54,720		682,800

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Bank's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. Securities that comprise the Bank's trading portfolio are assumed to reprice within the "one year or less" category.

Interest rate risk position as at September 30, 2006 was as follows:

(UA thousands)

		One year or less	More than one year but less than two years	More than two years but less than three years	More than three years but less than four years	More than four years but less than five years	More than five years	Non interest bearing funds	Total
Assets									
Cash		62,621	-	-	-	-	-	-	62,621
Demand obligations		3,800	-	-	-	-	-	-	3,800
Investments	(a)	2,853,574	236,423	321,826	382,496	378,943	593,644	(1,197)	4,765,709
Non negotiable Instruments on account of capital		8,511	3,817	3,900	1,632	3,189	-	-	21,049
Accounts receivable		735,634	-	-	-	-	-	(225,309)	510,325
Loans - Disbursed and outstanding		2,319,879	248,200	163,825	206,436	134,172	2,111,239		5,183,751
Accumulated impairment for loans losses		-	-	-	-	-	-	(218,621)	(218,621)
Equity participation		-	-	-	-	-	-	125,111	125,111
Other assets		-	-	-	-	-	-	16,205	16,205
		5,984,019	488,440	489,551	590,564	516,304	2,704,883	(303,811)	10,469,950
Liabilities and Equity									
Accounts payable		(480,593)	-	-	-	-	-	-	(480,592)
Borrowings	(b & c)	(4,456,470)	(55,932)	(224)	(64,257)	(224)	(959,064)	(65,742)	(5,601,912)
Macro hedge swaps		(230,294)	31,835	-	-	198,459		-	-
		(5,167,357)	(24,097)	(224)	(64,257)	198,235	(959,064)	(65,742)	(6,082,504)
Position of interest rate risk as at September 30, 2006		816,662	464,343	489,327	526,307	714,539	1,745,819	(369,553)	4,387,446

(a) Investments held for trading is made up as follows:

Amount per balance sheet:	Investments	5,544,530
	Derivative assets - investments	1,061
	Derivative liabilities - investments	(7,683)
	Securities sold under agreements to repurchase	(772,199)
Amount per statement of interest rate risk		4,765,709

(b) Borrowings is made up as follows:

Amount per balance sheet:	Borrowings	5,490,794
	Derivative assets - borrowings	(303,079)
	Derivative liabilities - borrowings	414,197
Net borrowings per statement of interest rate risk		5,601,912

NOTE Q – RELATED PARTIES

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders, and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 53 African states and 24 non-African states (the "regional members" and "non-regional members" respectively), subscriptions to the Capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governor appointed by each member of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note K. The Board of Directors, which is eighteen (18) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its regional member countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress of its regional member countries. In this connection, the Bank administers the NTF as well as multilateral and bilateral donor funds in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of ADF is conducted by a 12-member Board of Directors of which 6 members are selected by the Bank. The Bank exercises 50 percent of the voting power in ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the offices, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year. The Bank's investment in ADF is included in Equity Participation and disclosed in Note H. In addition to the amount reported as equity participation, the Bank periodically makes allocations to the Fund, to further its objectives. Net income allocations are reported as Other Resources in the Fund. Net income allocation to the Fund in 2006 amounted to UA 21.30 million (2005: UA 46.30 million).

The NTF is a special fund administered by the Bank with resources contributed by Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this connection, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF are disclosed in Note N.

The grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank's lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds are disclosed in Note R-5.

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note O.

Management personnel compensation

Compensation paid to the Bank's management personnel and executive directors during the period ended September 30, 2006, and 2005 was made up as follows:

(UA thousands)	**2006**	2005
Salaries	9,256	9,038
Termination benefits	237	231
Contribution to retirement and medical plan	1,857	1,576
Other benefits	2,374	3,649
Total	**13,724**	**14,494**

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank's rules and regulations. At September 30, 2006 outstanding balances on loans and advances to management staff amounted to UA 2.06 million (2005: UA 3.09 million). No expense was recognized during the nine months in respect of impairment on debts due from related parties

NOTE R– SUPPLEMENTARY DISCLOSURES

NOTE R-1: EXCHANGE RATES

The rates used for translating currencies into Units of Account at September 30, 2006 and 2005 were as follows:

		2006	2005
1 UA = SDR =	Algerian Dinar	107.314000	109.263000
	Angolan Kwanza	119.631000	130.216000
	Botswana Pula	9.524990	7.887870
	Brazilian Real	3.216280	3.373730
	Canadian Dollar	1.646600	1.689700
	Chinese Yuan	11.676200	11.729100
	CFA Franc	764.957000	789.556000
	Danish kroner	8.696860	8.982300
	Egyptian Pound	8.509780	8.411740
	Ethiopian Birr	12.862800	12.623100
	Euro	1.166170	1.203670
	Gambian Dalasi	41.592000	40.771100
	Ghanaian Cedi	13,690.800000	13,178.900000
	Guinean Franc	7,480.670000	5,532.230000
	Indian Rupee	67.854100	63.810900
	Japanese Yen	173.917000	164.007000
	Kenyan Shilling	108.103000	110.503000
	Korean Won	1,395.470000	1,504.970000
	Kuwaiti Dinar	0.427829	0.423569
	Libyan Dinar	1.932370	1.932370
	Mauritian Rupee	48.149400	43.818500
	Moroccan Dirham	12.846200	13.122200
	Nigerian Naira	189.072000	192.168000
	Norwegian Krone	9.603380	9.481370
	Pound Sterling	0.789422	0.820621
	Sao Tomé Dobra	17,360.200000	15,316.800000
	Saudi Arabian Riyal	5.536390	5.435490
	South African Rand	11,464,100.000000	9.218630
	Swedish Krona	10,796.000000	11.276800
	Swiss Franc	1.850930	1.870100
	Tunisian Dinar	1.963510	1.931810
	Ugandan Shilling	2,753.880000	2,567.200000
	US Dollar	1.476370	1.449460
	Zimbabwean Dollar	372.130000	14,557.600000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

NOTE R-2: ARREARS CLEARANCE OPERATIONS

(i) The Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Bank, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on June 26, 2002 approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC's arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC's arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC has created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, has been established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors of the Bank may from time to time make to the special account, representing the Bank's contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income received on the consolidated DRC loans is recognized in current earnings and is transferred out of reserves to the special account only after the formal allocation, in whole or in part, of such amount by the Board of Governors of the Bank.

(ii) Assistance to Post-Conflict Countries

The Bank has established a framework to assist post-conflict countries in clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources with allocations from the ADB net income allocations and contributions from the ADF. Contributions would also be accepted from third parties interested in facilitating the process of re-engaging the post-conflict countries in the development process and in assisting them to reach the Heavily Indebted Poor Countries (HIPC) decision point. Resources are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of May 25, 2004 approved an allocation of UA 45 million from the 2003 net income of the Bank, to the Post-Conflict Countries Fund (PCCF). The Board of Governors also, by its resolution B/BG/2005/05 of May 18, 2005 approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank's contribution to the facility and by its resolution B/BG/2006/04 of May 17, 2006 the Board of Governors also approved the third and final

installment of the Bank's allocation of UA 25 million from the 2005 net income. Contributions received from ADB will not be used to clear debts owed to the Bank by beneficiary post-conflict countries. The resources of the PCCF are kept separate and distinct from those of the ADB.

(iii) Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as Heavily Indebted Poor Countries (HIPCs). Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period to bring their debt burdens to sustainable levels. Under the original framework of HIPC initiatives, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans, as calculated using the methodology agreed under the initiatives, and their nominal values.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB's portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 32 African countries are eligible, the debt relief is delivered through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon. At September 30, 2006, the Board of Directors had approved relief for 17 ADB borrowing countries, of which 16 had reached the completion point. During the period ended September 30, 2006, debt relief of UA 42.20 million (2005: UA 112.87 million) was received on behalf of the ADB borrowing countries.

(iv) Multilateral Debt Relief Initiative: At the Gleneagles Summit on July 8, 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative. Through the Development Committee Communiqué of September 25, 2005, the donor community expressed its support for this Multilateral Debt Relief Initiative (MDRI), and urged the institutions referred to above to proceed with the necessary steps to ensure implementation.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancellation would be delivered by relieving post-completion-point HIPCs' repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match "dollar-for-dollar" the foregone principal and service charge payments.

Le MDRI est devenu efficace pour le ADF le 1 septembre, 2006. Depuis cette date, le ADF a noté son équilibre de prêts déboursé et remarquables par de UA 4,00 milliard de, avec une diminution qui correspond à cette date dans les biens de ADF nets. La perte nette enregistrée par le ADF dans 2006 a reflété l'impact de ceci note, et l'action de ADB de la perte nette de ADF enregistrée sous la méthode d'équité était UA 36,91 millions pour la période terminée le 30 septembre, 2006 (2005 : l'action de salaire net était UA 0,20 millions).

NOTE R-3: SPECIAL FUNDS

Under Article 8 of the Agreement Establishing the Bank, the Bank may establish or be entrusted with the administration of special funds. At September 30, 2006 and 2005, the following funds were held separately from those of the ordinary capital resources of the Bank:

(i) The NTF was established under an agreement signed on February 26, 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and Nigeria. The terms of the current agreement terminated on April 25, 2006. The Nigerian authorities in May 2006 granted a one-year extension, for the agreement to April 25, 2007. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on July 14, 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on February 1, 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on October 7, 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on May 4, 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on September 13, 1985.

The resources of the NTF at September 30, 2006 and 2005 are summarized below:

(UA thousands)	2006	Restated 2005
Contribution received	128,586	128,586
Funds generated (net)	247,248	372,174
Adjustment for translation of currencies	(106,623)	(99,154)
	269,211	**401,606**
Represented by:		
Due from banks	435	219
Investments	189,576	332,588
Accrued income and charges receivables on	10,668	9,351
Accrued interest on investments	1,198	4,439
Other amounts receivable	36	-
Loans outstanding	67,939	70,424
	269,852	417,021
Less Current accounts payable	(641)	(15,415)
	269,211	**401,606**

(ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors' Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank's objective of meeting the needs of regional member countries in those fields. The resources of this fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at September 30, 2006 and 2005 follows:

(UA thousands)	2006	2005
Fund balance	62,447	47,448
Funds generated	3,928	2,824
Funds allocated to SDA	1	1
Less: Relief disbursed	(45,832)	(39,615)
	20,544	**10,658**
Represented by:		
Due from Bank	242	347
Investments	20,242	10 476
Interest receivable	60	7
	20,544	10,830
Less: Accounts Payable	-	(172)
	20,544	**10,658**

At September 30, 2006, a total of UA 4.57 million (2005: UA 3.28 million) had been committed but not yet disbursed under the Special Relief Fund.

NOTE R-4: TRUST FUNDS

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

(i) The Mamoun Beheiry Fund was established under Board of Governors' Resolution 11-70 of October 31, 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

(ii) The Arab Oil Fund (contribution of Algeria) was established following Board of Governors' Resolution 19-74 of July 4, 1974. Under a protocol agreement dated November 15, 1974, the Bank received the sum of US$ 20 million from the Government of Algeria to be kept as a Trust Fund from which loans could be granted to member countries affected by high oil prices. On August 11, 1975, an amount of US$ 5.55 million was refunded to Algeria upon request, leaving a balance of US$ 14.45 million, from which loans refundable directly to Algeria have been made. At September 30, 2006, a total of US$ 13.45 million (2005: US$ 13.45 million) had been so repaid.

(iii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Government of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from November 12 to 15, 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine. The financial highlights of these Trust Funds at September 30, 2006 and 2005 are summarized below:

(UA thousands)		**2006**	**2005**
i)	**Mamoun Beheiry Fund**		
	Contribution	152	152
	Income from Investments	220	197
		372	349
	Less: Prize Awarded	(30)	(30)
	Gift	(25)	(25)
		317	294
	Represented by:		
	Short-term deposits	298	277
	Due from banks	17	15
	Accrued Interest	2	2
		317	294
ii)	**Arab Oil Fund (contribution of Algeria)**		
	Net Contribution	677	690
	Represented by:		
	Loans Disbursed net of repayments	677	690
iii)	**Special Emergency Assistance Fund for Drought and Famine in Africa**		
	Contributions	21,324	21,720
	Funds Generated	5,376	5,278
		26,700	26,998
	Relief Granted	(22,413)	(22,691)
		4,287	4,307
	Represented by:		
	Due from banks	69	203
	Investments	4,211	4,101
	Accrued Interest	7	3
		4,287	4,307
	Total Resources & Assets of Trust Funds	**5,281**	**5,291**

NOTE R-5: GRANTS

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses, which include the co-financing of the Bank's lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

The undisbursed balances of the grant resources at September 30, 2006 and 2005 were as follows:

(UA thousands)	**2,006**	2005
AMINA	1,489	1,402
AMTA/NAMTA	96	141
Austria	881	-
Belgium	2,240	2,373
Canada	341	503
China	251	54
Denmark	1,443	1,512
Finland	730	455
France	2,976	3,127
ICP -Africa	273	-
India	1,056	1,201
Italy	4,582	7,756
Korea	1,425	1,433
Multi-donor Water Part. Prog.	1,432	-
Nepad Infrastructure	3,123	-
Nordic	1,232	1,578
Norway	1,046	1,306
The Netherlands	2,643	3,135
The Nigeria Tech Coop Fund	17,246	-
The United Kingdom	908	-
RWSSI	7,235	-
Spain	347	376
Sweden	1,104	1,429
Switzerland	269	270
Others	186	2898
Total	**54,554**	**30,949**

83-4

RECEIVED
2007 FEB -1 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

AFRICAN DEVELOPMENT BANK

In respect of its

USD 500,000,000 4.875% Global Notes due November 6, 2009

Filed pursuant to Rule 3 of Regulation AFDB

Dated: November 6, 2006

DC_LAN01:214791.2

The following information regarding the 4.875% Global Notes due November 6, 2009 (herein referred to as the "**Notes**") of the African Development Bank (the "**Bank**") is being filed pursuant to Rule 3 of Regulation AFDB. As authorized by Rule 4(d) of Regulation AFDB, certain information is provided in the form of a Pricing Supplement (attached hereto as Exhibit A) and an Information Memorandum (attached hereto as Exhibit B).

Item 1. Description of Obligations

(a) through (h)

See the Information Memorandum, pages 10-23, and the Pricing Supplement, cover page and pages 2-7.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

(a) See the Pricing Supplement, cover page and under the caption "Distribution" on page 6.

On November 3, 2006 the Bank entered into a Subscription Agreement with Daiwa Securities SMBC Europe Limited and Barclays Bank PLC (herein collectively referred to as the "**Managers**"), upon the terms set forth in said Subscription Agreement (attached hereto as Exhibit C).

(b) In connection with the issue and distribution of the Notes,

Daiwa Securities SMBC Europe Limited (the "Stabilising Manager") (or any person acting for the Stabilising Manager) may over-allot Notes provided that the aggregate principal amount of the Notes does not exceed 105 per cent. of USD 500,000,000 or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any agent of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the date on which adequate public disclosure of the terms of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD 500,000,000.

(c) Not applicable.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions*	Proceeds to the Bank**
Per Unit	99.735%	Nil	99.735%
Total	$498,675,000	$0	$498,675,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Combined management and underwriting commission and selling concession of 0.000% of the principal amount.

Item 5. Other Expenses of the Distribution

The Bank reports, as of the date hereof, the following item:

Rating Fees***	$223,000.00
Total	$223,000.00

Item 6. Application of Proceeds

See the Information Memorandum page 24.

---

* The Bank is informed that the combined management and underwriting commission and selling concession for the transaction is Nil.

** Without deducting expenses of the Bank.

*** The Rating Fees are an estimate based on a weighted average of the transaction against the authorized 2006 Borrowing Programme.

Item 7. Exhibits

A. Copy of Pricing Supplement, dated November 3, 2006.

B. Copy of Information Memorandum, dated June 30, 2006.

C. Copy of Subscription Agreement, dated November 3, 2006.

D. Copy of Opinion dated November 6, 2006, of the General Counsel and Director Legal Services Department of the Bank, as to the legality of the Notes.

E. Copy of Uniform Fiscal Agency Agreement effective July 20, 2006, between the Bank and the Federal Reserve Bank of New York.

Exhibit A

Pricing Supplement dated November 3, 2006

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility

for issues of Notes with maturities of one day or longer

Issue of USD 500,000,000

4.875% Global Notes due November 6, 2009

Series Number: 293

Issue price: 99.735 per cent.

Barclays Capital

Daiwa Securities SMBC Europe

This document ("Pricing Supplement") is issued to give details of an issue of Notes (the "Notes") by the African Development Bank (the "Bank") under its Global Debt Issuance Facility.

This Pricing Supplement supplements information set forth in the Information Memorandum dated 30 June 2006, which is made a part hereof as if set forth herein and all documents incorporated by reference therein (collectively, the "Information Memorandum"), and must be read in conjunction with the Information Memorandum.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION MEMORANDUM OR THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DISTRIBUTION OF THIS PRICING SUPPLEMENT OR THE INFORMATION MEMORANDUM AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRICING SUPPLEMENT OR THE INFORMATION MEMORANDUM COMES ARE REQUIRED BY THE BANK AND THE MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTION. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS PRICING SUPPLEMENT OR THE INFORMATION MEMORANDUM, SEE "SUBSCRIPTION AND SALE" IN THE INFORMATION MEMORANDUM.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

DESCRIPTION OF THE NOTES

The USD 500,000,000 4.875% Global Notes due November 6, 2009 (the "Notes") constitute Series Number 293 under the Global Debt Issuance Facility of the Bank. Interest on the Notes at a rate of 4.875 per cent. per annum will accrue from and including November 6, 2006 to but excluding their date of maturity and will be payable in U.S. dollars ("USD") on each May 6 and November 6 of each year, commencing May 6, 2007.

The Notes will be listed on the regulated market of the Luxembourg Stock Exchange.

Original Issuance

On original issuance, all Notes will be issued as Book-entry Notes through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank S.A./N.V. ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"). After original issuance, all Book-entry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. The terms "Book-entry Notes" and "Holding Institutions" are defined under "Terms and Conditions of the Notes" below.

Book-entry System

The Federal Reserve Bank of New York, as Fiscal Agent, will take delivery of and hold Book-entry Notes as record owner and custodian for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Book-entry Notes through their respective Federal Reserve Bank or Branch. Transfers of Book-entry Notes between Holding Institutions can be made through the Federal Reserve Book-entry System.

The aggregate holdings of Book-entry Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Book-entry Notes. With respect to Book-entry Notes, Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on the books of the Federal Reserve Banks, ensuring that payments from the Bank, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions, transmitting to the Bank, through the Federal Reserve Bank of New York, any notices received from holders of Book-entry Notes pursuant to the provisions described under "Terms and Conditions of the Notes — 8. Repayment in the Event of Default" and transmitting to Holding Institutions any notices required under any repurchase or redemption provisions of the Notes. Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain Book-entry Notes. The Federal Reserve Banks will not record pledges of Book-entry Notes.

The Bank will not impose fees in respect of Book-entry Notes; however, owners of Book-entry Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Book-entry Notes are held.

TERMS AND CONDITION OF THE NOTES

The following text under this heading is the text of the terms and conditions that will apply to the Notes to which this Pricing Supplement relates. This text supersedes and replaces the section entitled "Terms and Conditions of the Notes" in the Information Memorandum in its entirety.

1. Aggregate Principal Amount, Form and Denominations

Each Note is one of an authorized issue of Notes in the aggregate principal amount of USD 500,000,000 known as the "USD 500,000,000 4.875% Global Notes due November 6, 2009".

Notes will be originally issued and available only in uncertified book-entry form ("Book-entry Notes"), in denominations of USD 1,000 or any integral multiple thereof. Book-entry Notes will be exchangeable in like aggregate principal amount without charge pursuant to the provisions of Condition 7, "Exchanges and Transfers".

2. Status, Negative Pledge and Undertaking

The Notes are not the obligations of any government. The obligations deriving from the Notes constitute direct, unsecured and general obligations of the Bank. The Notes rank *pari passu* and without any preference with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the Notes have been placed at the disposal of the fiscal agent for the Notes, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness of a maturity of more than one year heretofore or hereafter issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages, pledges or other liens or charges on property purchased by the Bank as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such other bonds, notes or other evidences of indebtedness.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on terms that the proceeds of any such call shall be applied in payment of, or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such proceeds. The Bank shall be entitled, without the consent of the holders of the Notes, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account provided that such amendments are not inconsistent with the foregoing undertaking.

3. Payments of Principal and Interest

The principal of and interest on the Notes will be payable at a designated office or agency of the Bank in New York City in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts ("U.S. dollars" or "USD"); provided that, at the Bank's option, principal of and interest on Book-entry Notes may be paid by credit to Federal Reserve Bank or Branch accounts of Holding Institutions (as defined below) holding such Book-entry Notes (including as depositories for Euroclear and Clearstream, Luxembourg, for the benefit of holders of Notes through Euroclear and Clearstream, Luxembourg, respectively). A "Holding Institution" is a depository or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Bank's fiscal agent (the "Fiscal Agent") for the Notes pursuant to a Uniform Fiscal Agency Agreement.

If any date for payment in respect of any Note is not a day on which the Federal Reserve Bank of New York is open for business (a "Federal Reserve Business Day"), the holder thereof shall not be entitled to payment until the next following Federal Reserve Business Day, and no further interest shall be paid in respect of the delay in such payment.

The Notes will bear interest from and including November 6, 2006 to but excluding their date of maturity at the rate of 4.875% per annum, payable in arrears on each May 6 and November 6 of each year, commencing May 6, 2007. Should the Bank fail to redeem the Notes when due, interest shall not cease to accrue but shall continue to accrue until the actual redemption of the Notes but not beyond the fifteenth day after a publication is made by the Fiscal Agent to the effect that the necessary funds for redemption have been provided to the Fiscal Agent. Where interest is to be calculated in respect of a period of other than one year, it will be calculated on the basis of a 360 day year of 12 months of 30 days each.

4. Redemption and Purchase

Unless previously purchased and cancelled, the Notes will be redeemed by the Bank at maturity on November 6, 2009 at 100 per cent. of their principal amount (i.e., par). The Notes are not redeemable prior to maturity. The Bank may at any time purchase Notes at any price in the open market or otherwise. Notes purchased by the Bank may be surrendered for cancellation.

5. Title

The Bank may deem and treat the Federal Reserve Bank of New York, in respect of all Book-entry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effectual to discharge the liability of the Bank upon the Book-entry Notes to the extent of the sum or sums so paid. As custodian of Book-entry Notes, the Federal Reserve Bank of New York may deem and treat the other Federal Reserve Banks and Branches, and Holding Institutions located in the Second Federal Reserve District, holding any Book-entry Note as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, will be valid and effectual to discharge the responsibility of the Federal Reserve Bank of New York with respect to such Book-entry Note to the extent of the sum or sums so paid.

6. Record Date

The record date for the purpose of payment of interest or principal on the Notes shall be as of the close of business at the Federal Reserve Bank of New York on the day preceding any interest payment date for holders of Book-entry Notes. If any such day is not a Federal Reserve Business Day, the record date shall be the next preceding Federal Reserve Business Day.

7. Exchanges and Transfers

Book-entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Transfers of Book-entry Notes between holders through Euroclear or Clearstream, Luxembourg, and holders through Holding Institutions will be effected through the book-entry accounts of the Holding Institutions with the Federal Reserve Bank of New York, thereby increasing or decreasing each Holding Institution's respective holdings of the Notes on behalf of Euroclear or Clearstream, Luxembourg. Notes may be transferred between participants within Euroclear and within Clearstream, Luxembourg, and between Euroclear and Clearstream, Luxembourg participants, in accordance with procedures established for this purpose from time to time by Euroclear and Clearstream, Luxembourg.

8. Repayment in the Event of Default

Any holder of Notes may deliver or cause to be delivered (through the holder, if any, immediately preceding it and any other intermediate holder in the chain to the Federal Reserve Bank of New York, and then through the Federal Reserve Bank of New York) to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to its principal office), written notice that such holder elects to declare the principal of all Notes held by it (the CUSIP number and aggregate principal amount of which shall be set forth in such notice) to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes for a continuous period of ninety days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 2, "Status, Negative Pledge and Undertaking," for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for ninety days;

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all such defaults theretofore existing shall have been cured.

9. Notices

All notices regarding the Notes shall be published (a) so long as the Notes are listed on the Luxembourg Stock Exchange, in a leading daily newspaper in the French, German or English language and of general circulation in Luxembourg and (b) in a leading daily newspaper in the English language

and of general circulation in New York. It is expected that such notices will normally be published in *d'Wort* in Luxembourg and *The Wall Street Journal* in New York.

10. Further Issues

The Bank may from time to time without the consent of the holders of the Notes create and issue further Notes so as to be consolidated and form a single issue with the Notes.

11. Governing Law and Service of Process

The validity and the terms and conditions of the Notes will be governed by the law of the State of New York.

The Bank appoints CT Corporation System in The City of New York as its authorized agent upon which process may be served in any action arising out of or in connection with the issuance and sale of the Notes which may be instituted in any court of competent jurisdiction in the State of New York. This appointment will not be revoked so long as any of the Notes remain outstanding and payment thereof has not been made or duly provided for, unless and until there has been appointed a successor authorized agent (which will be a bank or trust company or a recognized corporate services company having its principal offices in the City and State of New York) and such successor has accepted such appointment.

DISTRIBUTION

a.	(i)	If syndicated, names of Managers:	Barclays Bank PLC Daiwa Securities SMBC Europe Limited
	(ii)	Stabilising Manager:	Daiwa Securities SMBC Europe Limited
	(iii)	Commissions and Concessions:	0.00 per cent.
b.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

a.	ISIN Code:	US008281AR85
b.	CUSIP:	008281AR8
c.	Common Code:	027401805

d.	Delivery:	Delivery against payment
e.	Applicable TEFRA Rules:	Not Applicable
f.	Additional United States Federal Income Tax Consequences:	Not Applicable
g.	Issue Date:	November 6, 2006

STABILIZING

In connection with the issue and distribution of the Notes, Daiwa Securities SMBC Europe Limited (the "Stabilising Manager") (or any person acting for the Stabilising Manager) may over-allot Notes (provided that the aggregate principal amount of the Notes does not exceed 105 per cent. of USD 500,000,000) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any agent of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the date on which adequate public disclosure of the terms of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD 500,000,000.

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________

Duly authorized

<u>Exhibit B</u>

INFORMATION MEMORANDUM

African Development Bank

Global Debt Issuance Facility

For issues of Notes with maturities of one day or longer

This Information Memorandum comprises neither a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (the "Prospectus Directive") nor a document for listing purposes under the EuroMTF market of the Luxembourg Stock Exchange but does comprise a base prospectus solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive. Application has been made to the Luxembourg Stock Exchange for notes (the "Notes") issued under the global debt issuance facility (the "Facility") described in this Information Memorandum to be admitted to listing and trading on the regulated market of the Luxembourg Stock Exchange for a period of 12 months from the date hereof. The regulated market of the Luxembourg Stock Exchange is the regulated market for the purposes of Directive 2004/39/EC on Markets in Financial Instruments. This Information Memorandum supersedes and replaces the Information Memorandum dated 12 August 2005.

Arranger

Citigroup

Dealers

Barclays Capital	**BNP PARIBAS**
Citigroup	**Credit Suisse**
Daiwa Securities SMBC Europe	**Dresdner Kleinwort**
Goldman Sachs International	**HSBC**
JPMorgan	**Lehman Brothers**
Mitsubishi UFJ Securities International plc	**Mizuho International plc**
Morgan Stanley	**Nomura International**
Société Générale Corporate & Investment Banking	**Standard Chartered Bank**

TD Securities

Information Memorandum dated 30 June 2006

The African Development Bank (referred to herein as the "Bank") represents that it has taken all reasonable care to ensure that the information concerning the Bank contained in this Information Memorandum is true and accurate in all material respects on the date of this Information Memorandum and that as of the date hereof there are no other material facts in relation to the Bank the omission of which would make misleading any statement herein, whether of fact or of opinion.

No person is authorised to give any information or to make any representation not contained in the Information Memorandum or any pricing supplement (each a "Pricing Supplement", referred to on page 9 hereof and comprising final terms solely for the purposes of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive) in connection with the offering of the Notes. If any such information or representation is nevertheless given or made by any dealer, broker, seller or other person, it must not be relied upon as having been authorised by the Bank or by any of the Dealers (as defined in "Subscription and Sale" below).

The issue of this Information Memorandum or any Pricing Supplement and the issue, subscription, offering and sale of the Notes are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the African Development Bank (as amended) (the "Agreement"), or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved. The Bank is, however, amenable to suit in respect of its obligations under the Notes in accordance with the terms and conditions of the Notes.

THE NOTES ARE NOT AN OBLIGATION OF ANY GOVERNMENT.

The Notes may not be offered, sold or delivered, nor may this Information Memorandum, any Pricing Supplement or any other offering material be distributed, in any country or jurisdiction except in circumstances that will result in compliance with all applicable laws and regulations. No action has been or will be taken by the Bank or the Dealers that would permit a public offering of the Notes or the circulation or distribution of this Information Memorandum, in proof or final form, any Pricing Supplement, or any offering material in relation to the Bank or the Notes in any country or jurisdiction where action for that purpose is required.

The Notes are not required to be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the US Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

Notes in bearer form ("Bearer Notes") are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to, or for the account or benefit of, United States persons.

Notes denominated in Australian dollars and issued in Australia ("Australian Domestic Notes") will be offered only in the wholesale capital markets and on the basis that no disclosure to investors is required under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia. The Bank is not authorised under the Banking Act 1959 of the Commonwealth of Australia to carry on banking business nor is the Bank subject to prudential supervision by the Australian Prudential Regulation Authority. The obligations of the Bank are not guaranteed by the Commonwealth of Australia. Amendments to the Terms and Conditions set out herein which are applicable to Australian Domestic Notes will be set out in the relevant Pricing Supplement.

This Information Memorandum (or any Pricing Supplement issued in connection with it) does not constitute an offer of, or an invitation by or on behalf of the Bank or any of the Dealers to subscribe for or purchase, any of the Notes.

In this Information Memorandum, unless otherwise specified, references to "EUR", "euro" and "€" are to the lawful currency of the Member States of the European Union that have adopted the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended, references to "U.S.$ and "U.S. dollars" or "dollars" are to United States dollars and references to "A$" and "Australian dollars" are to the lawful currency of the Commonwealth of Australia.

In connection with the issue of any Tranche of Notes under the Facility, the Dealer or Dealers (if any) named as the Stabilising Manager(s) in the applicable Pricing Supplement (or any person(s) acting on behalf of any Stabilising Manager(s)) may over-allot Notes (provided that the aggregate principal amount of Notes alloted does not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or any agent of the Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin at any time after the adequate public disclosure of the Pricing Supplement for the offer of the relevant Tranche of Notes and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents shall be deemed to be incorporated by reference in, and to form part of, this Information Memorandum:

(i) the most recent publicly available information statement (the "*Information Statement*") of the Bank, beginning with the information statement dated 11 August 2005;

(ii) the audited financial statements and reports of the independent auditors of the Bank for the years ended December 31, 2004 and 2003 and for the years ended December 31, 2005 and 2004 contained, respectively, in the 2004 and 2005 annual reports of the Bank;

(iii) any amendment or supplement to the Information Statement or to this Information Memorandum; and

(iv) with respect to any Notes issued by the Bank, the relevant Pricing Supplement,

except that any statement contained in this Information Memorandum and any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in a document subsequently incorporated by reference in this Information Memorandum modifies or supersedes that statement.

The table below sets out the relevant page references for, *inter alia*, the notes to and the reports of the independent auditors in the financial statements for 2004 and 2005 as set out in the respective annual reports:

2004 Financial Statements		Page reference
1.	Balance Sheet	p.154-155
2.	Statement of Income and Expenses	p.156
3.	Statement of Comprehensive Income and Changes in Reserves	p.157
4.	Statement of Cash Flows	p.158
5.	Notes to the Financial Statements	p.159-207
6.	Report of the Independent Auditors	p.208

2005 Financial Statements		
1.	Balance Sheet	p.142-143
2.	Statement of Income and Expenses	p.144
3.	Statement of Recognized Income and Expense	p.145
4.	Statement of Cash Flows	p.146
5.	Notes to the Financial Statements	p.147-201
6.	Report of the Independent Auditors	p.202

The Bank will, at the specified offices of the Paying Agents, provide, free of charge, upon the oral or written request therefor, a copy of this Information Memorandum (or any document incorporated by reference in this Information Memorandum). Written or oral requests for such documents should be directed to the specified office of any Paying Agent or the specified office of the Listing Agent in Luxembourg.

In addition, the Bank is subject to certain informational requirements of Regulation AFDB promulgated by the Securities and Exchange Commission under Section 9(A) of the African Development Bank Act of the United States, and in accordance therewith files its annual report, regular quarterly financial statements and other information with the Commission. Such reports, financial statements and other information can be inspected at the public reference room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of such material can be obtained from the Public Reference Section of the Commission at the above address at prescribed rates.

TABLE OF CONTENTS

SUMMARY OF THE FACILITY

The following is a brief summary only and should be read, in relation to any series of Notes, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Notes set out on pages 10 to 21 hereof.

Issuer	African Development Bank.
Arranger	Citigroup Global Markets Limited.
Dealers	Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Société Générale, Standard Chartered Bank and The Toronto-Dominion Bank and any other dealer appointed from time to time by the Bank and specified in the relevant Pricing Supplement.
Issuing and Paying Agent	Citibank, N.A. and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Registrar	Citibank, N.A. and/or such other registrar as may be specified in the relevant Pricing Supplement.
Transfer Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Listing Agent	Dexia Banque Internationale à Luxembourg, société anonyme and/or such other agent(s) as may be specified in the relevant Pricing Supplement.
Facility Amount	Notes may be issued and outstanding in an unlimited aggregate principal amount.
Availability	The Facility will be continuously available and will be uncommitted.
Form of Notes	The Notes may be issued in bearer form or in registered form. Notes in registered form may not be exchanged for Notes in bearer form. Notes issued in bearer form will initially be represented by temporary global notes, which will be deposited with a common depositary for Euroclear Bank S.A./N.V., ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg") and/or any other relevant clearing system. Each permanent global note will also be exchangeable in whole but not in part for Notes in definitive form in accordance with its terms. Bearer Notes in definitive form will, if interest bearing, either have interest coupons attached or have a grid for recording the payment of interest endorsed thereon.
Clearing Systems	Notes shall be accepted for clearing through one or more clearing systems as specified in the applicable Pricing Supplement. These systems shall include, in the United States, the system operated by The Depository Trust Company and, outside the United States, the systems operated by Euroclear, Clearstream, Luxembourg and, in Australia, the system operated by Austraclear Limited.
Status of Notes	Notes may be issued as senior notes ("Senior Notes") or subordinated notes ("Subordinated Notes") and will be direct, unsecured and general obligations of the Bank.

The Senior Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such obligations are by their terms expressed to be subordinated in right of payment. The Subordinated Notes, in the event a call is made by the Bank on its callable capital in accordance with the Agreement, will be subordinated as provided in the Subordinated Notes to the Senior Notes of the Bank; unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu* without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with Senior Notes of the Bank.

Interest Rates	Notes may be interest bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate and may vary during the lifetime of the relevant Series.
Variable Coupon Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Coupon Amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Zero Coupon Notes	Zero Coupon Notes may be issued at a discount to par and will not bear interest.
Variable Redemption Amount Notes	The Pricing Supplement issued in respect of each issue of Variable Redemption Amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a variety of financial instruments, a currency exchange rate or any other index or formula or as otherwise provided in the relevant Pricing Supplement.
Other Notes	Terms applicable to High Interest Notes, Low Interest Notes, Step-up Notes, Step-Down Notes, Dual Currency Notes, Reverse Dual Currency Notes, Optional Dual Currency Notes, Index-Linked Notes and any other type of Notes which the Bank and any Dealer or Dealers may agree to issue under the Facility, subject to compliance with all applicable relevant laws, regulations and directives, will be set out in the relevant Pricing Supplement.
Negative Pledge	The Notes have the benefit of a negative pledge in respect of bonds, notes or other evidences of indebtedness of a maturity of more than one year issued, assumed or guaranteed by the Bank, as more fully described under "Terms and Conditions of the Notes".
Events of Default	The events of default under the Notes are as specified below under "Terms and Conditions of the Notes".
Currencies	Notes may be denominated in such currency or currency units as may be agreed among the Bank, the relevant Dealer(s) and the Issuing and Paying Agent (including, without limitation, the Euro, the Japanese Yen, the Pound Sterling, the United States Dollar, the Canadian Dollar, the Singapore Dollar, the Swiss Franc and the Australian Dollar), subject to compliance with all applicable legal or regulatory requirements.
Issuance in Series	Notes will be issued in a series (each a "Series"). The Notes of each Series will all be subject to identical terms, whether as to currency, interest or maturity or otherwise, or terms which are identical except that the issue date, the amount of the first payment of interest and/or the denomination thereof may be different. Each Series may comprise one or more tranches ("Tranches" and each, a

	"Tranche") issued on different issue dates. A Series may only be comprised of Notes in bearer form or Notes in registered form.
Issue Price	Notes may be issued at par or at a discount or premium to par.
Maturity of Notes	Notes may be issued with maturities of one day or longer as may be agreed between the Bank and the relevant Dealer and as indicated in the applicable Pricing Supplement, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Bank or the relevant specified currency.
Denominations	Notes will be issued in such denominations as may be agreed between the Bank and the relevant Dealer and as specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and regulatory requirements, and in accordance with usual market practice.
Early Redemption	Early redemption will be permitted only to the extent specified in the relevant Pricing Supplement and then only subject to any applicable legal or regulatory limitations.
Redemption	Notes may be redeemable at par or at such other redemption amount as may be specified in the relevant Pricing Supplement.
Taxation	Each Series of Notes and the interest thereon will not be exempt from taxation generally but, under the Agreement, are not, in certain circumstances, subject to any tax by a member country, as more fully described in "Taxation" below.
Governing Law	The Notes and all related contractual documentation will be governed by, and construed in accordance with, English law, except as otherwise specified in the relevant Pricing Supplement.
Listing	Each Series of Notes may be listed on the regulated market of the Luxembourg Stock Exchange and/or admitted to listing, trading and/or quotation by any other listing authority, stock exchange, regulatory market and/or quotation system as may be agreed between the Bank and the relevant Dealer or they may be unlisted, as specified in the relevant Pricing Supplement.
Terms and Conditions	The terms and conditions applicable to each Series (the "Terms and Conditions") will be agreed between the Bank and the relevant Dealer or other purchaser at or prior to the time of issuance of such Series, and will be specified in the relevant Pricing Supplement. The Terms and Conditions applicable to each Series will therefore be those set out on pages 10 to 21 hereof as supplemented, modified or replaced by the relevant Pricing Supplement.
Enforcement of Notes in Global Form	In the case of Notes in global form, individual investors' rights will be governed by a Deed of Covenant dated 9 July 2003 and available for inspection at the specified office of the Issuing and Paying Agent and by their arrangement with Euroclear and/or Clearstream, Luxembourg.
Pricing Supplements	The commercial terms of each trade will be set forth in Pricing Supplements which, where applicable, will be annexed to the global notes and (i) define the legal terms of the issue and (ii) act as a mechanism for listing the Notes. For the purpose of the Luxembourg Law on prospectuses for securities insofar as it applies to exempt issuers under Article 1(2)(b) of the Prospectus Directive, all references in this document to "Pricing Supplement" should be read and construed as references to "Final Terms".

Placement Commission	Placement of Notes by a Dealer to all non-Dealer/purchasers under the Facility will be subject to a placement commission payable to the placing Dealer.
Selling Restrictions	The Dealers have undertaken to comply with appropriate UK, US, Australian and all other applicable selling restrictions, as more fully described in "Subscription and Sale" below. Further restrictions may be required in connection with any particular Tranche of Notes and will be specified in the documentation relating to such Tranche.

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes and other debt obligations issued under the Facility which (subject to completion and amendment) will be applicable to each Series of Notes provided that the relevant Pricing Supplement in relation to any Series of Notes may specify other Terms and Conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace the following Terms and Conditions for the purposes of such Series of Notes.

1. General

Unless otherwise specified in the relevant Pricing Supplement, the notes and other debt obligations (the "Notes") issued under the facility (the "Facility") are issued with the benefit of an amended and restated issuing and paying agency agreement dated 12 August 2005 (executed on 29 September 2005 but effective from 12 August 2005) (the "Issuing and Paying Agency Agreement" which expression shall include any further amendment or supplements thereto or restatements thereof) and made between the African Development Bank (the "Bank") and Citibank, N.A. London as issuing and paying agent (the "Issuing and Paying Agent", which expression shall include any substitute Issuing and Paying Agent successor to Citibank, N.A. in its capacity as such), Citibank, N.A. London as principal registrar (the "Principal Registrar", which expression shall include any substitute Principal Registrar successor to Citibank, N.A. in its capacity as such), The Bank of New York, Brussels, as first alternative registrar (the "First Alternative Registrar", which expression shall include any substitute First Alternative Registrar successor to Bank of New York, Brussels, in its capacity as such), Citibank, N.A., New York, as second alternative registrar (the "Second Alternative Registrar", which expression shall include any substitute Second Alternative Registrar successor to Citibank, N.A., New York in its capacity as such), Dexia Banque Internationale à Luxembourg, société anonyme, as transfer agent (the "Transfer Agent", which expression shall include any substitute Transfer Agent successor to Dexia Banque Internationale à Luxembourg, société anonyme, in its capacity as such) and certain other financial institutions named therein in their capacities as paying agents (the "Paying Agents" which expression shall include the Issuing and Paying Agent and any substitute or additional paying agents appointed in accordance with the Issuing and Paying Agency Agreement). References herein to the "Registrar" are to the Principal Registrar, the First Alternative Registrar, or as the case may be, the Second Alternative Registrar as specified in the relevant Pricing Supplement relating to Registered Notes. Copies of the Issuing and Paying Agency Agreement and the form of the Notes will be available for inspection at the specified office of each of the Paying Agents. The holders of the Notes (the "Noteholders") and the holders of the coupons (the "Couponholders" and the "Coupons", respectively), appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "Talons") for further Coupons are deemed to have notice of all the provisions of the Issuing and Paying Agency Agreement which will be binding upon them.

2. Form and Denomination

The Notes will be issued in bearer form or in registered form and issued in series (each a "Series"), and each Series will be the subject of a pricing supplement (each a "Pricing Supplement") prepared by or on behalf of the Bank, the terms set forth in which may supplement or vary any of these Conditions. A copy of each Pricing Supplement will be available at the specified office of each of the Paying Agents, or if the Notes form part of a Series of Registered Notes, the Transfer Agent or the Registrar. A copy of the Pricing Supplement will be lodged with the Luxembourg Stock Exchange in the case of each Series of Notes which is to be listed thereon.

Bearer Notes

Notes issued in bearer form ("Bearer Notes") will be represented upon issue by a temporary global note (a "Temporary Global Note") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement. On or after the date (the "Exchange Date") which is forty days after the original issue date of the Notes of the relevant Series and provided certification as to the non-US beneficial ownership thereof as required by US Treasury regulations (in the form set out in the Temporary Global Note) has been received by Euroclear Bank S.A./N.V. ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("Clearstream, Luxembourg"), interests in the Temporary Global Note may be exchanged for:

(i) interests in a permanent global note (a "Permanent Global Note") representing the Notes in that Series and in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement; or

(ii) if so specified in the relevant Pricing Supplement, definitive notes ("Definitive Notes") in substantially the form (subject to amendment and completion) scheduled to the Issuing and Paying Agency Agreement.

If any date on which a payment of interest is due on the Notes of a Series occurs whilst any of the Notes of that Series are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the non-US beneficial ownership thereof as required by US Treasury regulations (in the form set out in the Temporary Global Note) has been received by Euroclear and/or Clearstream, Luxembourg or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear, Clearstream, Luxembourg, or any other relevant clearing systems without any requirement for certification.

Interests in a Permanent Global Note will be exchangeable in whole but not in part only and at the request of the holders of interests in such Permanent Global Note, for Definitive Notes (a) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement provided such period is no more than 60 days, or (b) at any time, if so specified in the relevant Pricing Supplement, or (c) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Note", then if either of the following events occurs:

(i) Euroclear or Clearstream, Luxembourg or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or has in fact permanently ceased business and no successor in business to such clearing system is available which will provide clearing services on a broadly equivalent basis; or

(ii) any of the circumstances described in Condition 8 has occurred and is continuing.

In order to request such exchange the holder must deposit the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed. If the Definitive Notes have not been delivered by 6.00 p.m. (London time) on the thirtieth day after the day on which the holder has duly requested exchange of the Permanent Global Note for Definitive Notes, such Permanent Global Note will become void in accordance with its terms but without prejudice to the rights of the account holders with Euroclear, Clearstream, Luxembourg, or any other relevant clearing system in relation thereto under a deed of covenant (the "Deed of Covenant") dated 9 July 2003 and executed and delivered by the Bank in relation to the Notes.

Title to the Bearer Notes will pass by delivery and, except as ordered by a court of competent jurisdiction or as required by law, the Bank and the Paying Agents shall be entitled to treat the bearer of any Notes as the absolute owner thereof and shall not be required to obtain any proof thereof or as to the identity of the bearer. References herein to the "Holders" of Bearer Notes, Coupons or Talons signify the bearers of such Bearer Notes, such Coupons or such Talons.

The Holder of any Bearer Note, Coupon or Talon will (except as otherwise required by applicable law or regulatory requirement) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest thereof or therein, any writing thereon, or any theft or loss thereof) and no person shall be liable for so treating such Holder.

Registered Notes

Unless otherwise specified in the relevant Pricing Supplement, Notes issued in registered form ("Registered Notes") will be in substantially the form (subject to amendment and completion) scheduled in the Issuing and Paying Agency Agreement. Registered Notes will not be exchangeable for Bearer Notes.

Registered Notes denominated in United States dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Bank to The Depository Trust Company ("DTC") for the acceptance of such Registered Notes into DTC's book-entry settlement system. If such application is accepted, one or more Registered Notes (each a "DTC Note") in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to DTC and registered in the name of Cede Co., or such other person as may be

nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a denomination of more than US$500,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note.

Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the institutions having accounts with DTC to exercise any rights of such person. So long as Registered Notes are traded through DTC's book-entry settlement system, ownership of beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown on, and transfers of such beneficial interest may be effected only through, records maintained by (a) DTC or its registered nominee (as to Participant-interests) or (b) institutions having accounts with DTC.

Title to Registered Notes passes by registration in the register which is kept by the Registrar. References herein to the "Holders" of Registered Notes signify the persons in whose names such Notes are so registered.

A Registered Note may, upon the terms and subject to the conditions set forth in the Issuing and Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or the Transfer Agent. A new Registered Note will be issued in favour of the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued in favour of the transferor.

No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Bank at its option pursuant to Condition 5, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date.

Each new Registered Note to be issued upon the transfer of Registered Notes will, upon the effective receipt of such form of transfer by the Registrar or the Transfer Agent at its specified office, be available for delivery at the specified office of the Registrar or the Transfer Agent. For these purposes, a form of transfer received by the Registrar or the Transfer Agent during the period of fifteen London Banking Days or, as the case may be, Relevant Banking Days ending on the due date for any payment on the relevant Registered Notes shall be deemed not to be effectively received by the Registrar or the Transfer Agent until the day following the due date for such payment. For the purposes of these terms and conditions ("Terms and Conditions"), "London Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London and "Relevant Banking Day" means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the places where the specified offices of the Registrar and the Transfer Agent are located.

The issue of new Registered Notes on transfer will be effected without charge by or on behalf of the Bank or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Registrar may require in respect of) any applicable tax or other government charges imposed in relation thereto.

3. Status, Negative Pledge and Undertaking

Notes may be issued as senior notes (the "Senior Notes") or subordinated notes (the "Subordinated Notes"). The Notes are not the obligations of any government. The obligations deriving from the Notes will be direct, unsecured and general obligations of the Bank. The Senior Notes and Coupons will rank *pari passu* and without any preference one above the other by reason of priority of date of issue, currency of payment or otherwise with all other unsecured obligations of the Bank, present and future, except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment.

In the event that a call is made by the Bank on its callable capital in accordance with the Agreement, the rights of holders of Subordinated Notes to receive any payment shall be subordinated to the repayment in full of all secured and unsecured creditors of the Bank which are not expressly so subordinated. Unless and until a call is made by the Bank, the Subordinated Notes will rank *pari passu*

without any preference one above the other by reason of priority of date of issue, currency, payment or otherwise with Senior Notes of the Bank.

As long as any of the Notes shall remain outstanding and unpaid but only up to the time all amounts of principal and, where applicable, interest due in respect of the notes have been paid to the Issuing and Paying Agent, the Bank will not cause or permit to be created on any of its present or future property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness of a maturity of more than one year heretofore or hereafter issued, assumed or guaranteed by the Bank for money borrowed (other than purchase money mortgages, pledges or other liens or charges on property purchased by the Bank as security for all or part of the purchase price thereof), unless the Notes shall be secured by such mortgage, pledge or other lien or charge so as to rank *pari passu* in point of security and rateably with such other bonds, notes or other evidences of indebtedness.

The Bank undertakes that, in the event of a call on the callable capital of the Bank, it will instruct its members to make payments in satisfaction of such call into an account established with the Federal Reserve Bank of New York (or its successor duly designated for the purpose) on the terms that the proceeds of any such call shall be applied in payment of or provision for full settlement of, outstanding obligations of the Bank incurred by it in the exercise of its powers to borrow and give guarantees (other than such obligations which by their terms are expressed to be subordinated in right of payment) before any other payment shall be made with such proceeds. The Bank shall be entitled, without the consent of the Noteholders, to agree to any amendments to the agreement between the Bank and the Federal Reserve Bank of New York (or its successor duly designated for the purpose) relating to the establishment of the said account provided that such amendments are not inconsistent with the foregoing undertaking. If such a call is made, the obligation of the Bank in respect of Subordinated Notes shall become subordinated to the obligation of the Bank in respect of Senior Notes in right of payment and, accordingly, the holders of Subordinated Notes will receive no payments with respect to such Subordinated Notes and the Bank may not acquire any Subordinated Notes until all holders of Senior Notes outstanding at the date of such call are paid in full or adequately provided for in the opinion of the Board of Directors of the Bank. In such event, the Bank shall within a reasonable time apply the proceeds of any such call, any liquid assets of the Bank and any of its investments which are capable of realisation within a reasonable time to pay in full or adequately provide for in the opinion of the Board of Directors of the Bank all of the Senior Notes outstanding at the date of such call, provided that the Bank shall not be obliged (by virtue of these provisions) to make any further call on its members or to realise or demand early repayment of loans or to rescind or cancel guarantees made by it to its borrowers or given to secure indebtedness. Upon any distribution to creditors of the Bank following a call on its callable capital, the holders of Senior Notes will be entitled to receive payment in full before the holders of Subordinated Notes will be entitled to receive any payment.

4. Interest

Each Fixed Rate Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified in the relevant Pricing Supplement, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified in the relevant Pricing Supplement.

Each Floating Rate Note and Index Linked Interest Note will bear interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown in the relevant Pricing Supplement as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown in the relevant Pricing Supplement, Interest Payment Date shall mean each date which falls the number of months or other period shown in the relevant Pricing Supplement as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day

and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified in the relevant Pricing Supplement.

ISDA Determination for Floating Rate Notes: Where ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated in the relevant Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph, "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified in the relevant Pricing Supplement

(y) the Designated Maturity is a period specified in the relevant Pricing Supplement and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified in the relevant Pricing Supplement.

For the purposes of this sub-paragraph, "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

Screen Rate Determination for Floating Rate Notes: Where Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

   (I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

   (II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

   in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) if the Primary Source for the Floating Rate is Reference Banks or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than two Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) if paragraph (y) above applies and the Calculation Agent determines that fewer than two Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the Euro-zone as

selected by the Calculation Agent (the "Principal Financial Centre") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified in the relevant Pricing Supplement and interest will accrue by reference to an Index or Formula as specified in the relevant Pricing Supplement.

Where a Note the Interest Basis of which is specified to be Zero Coupon is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield as provided in the relevant Pricing Supplement.

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the relevant Pricing Supplement.

Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 4 to the Relevant Date. As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note (or relative Certificate), Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to this Condition 4 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under the Conditions.

If any Margin or Rate Multiplier is specified in the relevant Pricing Supplement (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified in the relevant Pricing Supplement, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means

the lowest amount of such currency that is available as legal tender in the country or countries of such currency.

The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

As soon as practicable after the Relevant Time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Bank, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange or other relevant authority so require, such exchange or other relevant authority as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of a Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to this Condition 4, the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 8, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of any rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

Calculation Agent and Reference Banks: The Bank shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them in the relevant Pricing Supplement and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Bank shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, or to comply with any other requirement, the Bank shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

Interest — Supplemental Provision

The following Conditions shall be applicable (as appropriate) in relation to all Notes which are interest bearing.

"Business Day" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for such currency and/or

(ii) in the case of euro, a day on which the TARGET system is operating (a "TARGET Business Day") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centre(s) or, if no currency is indicated, generally in each of the Business Centres

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "Calculation Period"):

(i) if "Actual/365" or "Actual/Actual – ISDA" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)

(ii) if "Actual/365 (Fixed)" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 365

(iii) if "Actual/360" is specified in the relevant Pricing Supplement, the actual number of days in the Calculation Period divided by 360

(iv) if "30/360", "360/360" or "Bond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month))

(v) if "30E/360" or "Eurobond Basis" is specified in the relevant Pricing Supplement, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month) and

(vi) if "Actual/Actual-ISMA" is specified in the relevant Pricing Supplement,

  (a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

  (b) if the Calculation Period is longer than one Determination Period, the sum of:

    (x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

    (y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date and

"Determination Date" means the date specified as such in the relevant Pricing Supplement or, if none is so specified, the Interest Payment Date

"Effective Date" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such in the relevant Pricing Supplement or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates

"Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended

"Interest Accrual Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date

"Interest Amount" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be

"Interest Commencement Date" means the Issue Date or such other date as may be specified in the relevant Pricing Supplement

"Interest Determination Date" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such in the relevant Pricing Supplement or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro

"Interest Period" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date

"Interest Period Date" means each Interest Payment Date unless otherwise specified in the relevant Pricing Supplement

"ISDA Definitions" means the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the relevant Pricing Supplement

"Page" means such page, section, caption, column or other part of a particular information service (including, but not limited to, Reuters Markets 3000 ("Reuters") and Telerate ("Telerate")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate

"Rate of Interest" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions in the relevant Pricing Supplement

"Reference Banks" means the institutions specified as such in the relevant Pricing Supplement or, if none, four major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone)

"Relevant Financial Centre" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such in the relevant Pricing Supplement or, if none is so specified, the

financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London

"Relevant Rate" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date

"Relevant Time" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified in the relevant Pricing Supplement or, if no time is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no such customary local time exists, 11.00 hours in the Relevant Financial Centre and, for the purpose of this definition, "local time" means, with respect to Europe and the Euro-zone as a Relevant Financial Centre, Brussels Time

"Representative Amount" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such in the relevant Pricing Supplement or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time

"Specified Currency" means the currency specified as such in the relevant Pricing Supplement or, if none is specified, the currency in which the Notes are denominated

"Specified Duration" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified in the relevant Pricing Supplement or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 4.

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

5. Redemption and Purchase

Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed by the Bank at their principal amount or at such other redemption amount as may be specified in or determined in the manner specified in the relevant Pricing Supplement. The Bank may (save as otherwise specified in the relevant Pricing Supplement) at any time purchase Notes and Coupons on any recognised Stock Exchange or otherwise. Any Notes or Coupons so purchased shall be promptly delivered to the Issuing and Paying Agent for cancellation. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Bank in respect of any such Notes shall be discharged.

Optional Early Redemption (Put)

If the relevant Pricing Supplement so specifies, the Bank shall, upon the exercise of the relevant option by the Holder of any Note of the relevant Series, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal amount (or such other redemption amount as may be specified in the relevant Pricing Supplement), together with accrued interest (if any) thereon. In order to exercise such option, the Holder must, not less than forty-five days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, the Registrar or, in the case of a Permanent Global Note, with the form of redemption notice endorsed thereon duly completed.

Optional Early Redemption (Call)

If the relevant Pricing Supplement so specifies, then the Bank may, upon the expiry of the appropriate notice and subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only), of the Notes of the relevant Series on the date specified in the relevant Pricing Supplement.

Partial Redemption

If the Notes of a Series are to be redeemed at the option of the Bank in part only on any date in accordance with this Condition 5:

(i) in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuing and Paying Agent may specify, or identified in such other manner or in such other place as the Issuing and Paying Agent may approve and deem appropriate and fair;

(ii) in the case of a Temporary Bearer Global Note or a Permanent Bearer Global Note, the Notes to be redeemed shall be selected in accordance with the rules of Euroclear and/or Clearstream, Luxembourg and/or any other relevant clearing system; and

(iii) in the case of Registered Notes, the Notes shall be redeemed (so far as may be practicable) *pro rata* to their principal amounts, provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof, subject always to compliance with all applicable laws and the requirements of any stock exchange on which the relevant Notes may be listed.

In the case of the redemption of part only of a Registered Note, a new Registered Note in respect of the unredeemed balance shall be issued in accordance with the relevant provisions of Condition 2 which shall apply as in the case of a transfer of Registered Notes as if such new Registered Note were in respect of the untransferred balance.

6. Payments

Bearer Notes

Payment of amounts (including any accrued interest) due on the redemption of Bearer Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Bearer Notes at the specified office of any of the Paying Agents outside the United States.

Payment of amounts due in respect of interest on Bearer Notes will be made:

(i) in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside the United States and, in the case of a Temporary Global Note, upon due certification of non-US ownership (except with respect to Notes having a maturity of less than one year, in which case certification is not required) as required therein;

(ii) in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside the United States; and

(iii) in the case of Definitive Notes delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside the United States.

Payments of interest in US dollars in respect of Bearer Notes may only be made at the specified offices of Paying Agents outside the United States of America, except that such payments may be made at the specified office of a Paying Agent in New York City if (i) the Bank shall have appointed Paying Agents with specified offices outside the United States of America with the reasonable expectation that such Paying Agents would be able to make payment at such offices of the full amount of the interest on the Notes in US dollars when due, (ii) payment of the full amount of such interest at all specified offices of the Paying Agents outside the United States of America is illegal or effectively precluded by exchange controls or other similar restrictions, and (iii) the relevant payment is permitted by applicable US law.

No payment of principal of or any premium, interest or other amounts on Bearer Notes shall be made by cheque mailed to any address in the United States or by transfer to an account maintained by a Noteholder with a bank located in the United States, except as may be permitted by U.S. federal tax law in effect at the time of such payment without the imposition of a reporting requirement, backup withholding or other detriment to the Bank.

No Paying Agent in the United Kingdom shall, unless and until the Bank notifies the Noteholders to the contrary in accordance with Condition 11 below, make any payment of interest against presentation of Coupons.

The initial Paying Agents (including the Issuing and Paying Agent) and their specified offices are listed below. The Bank may at any time vary or terminate the appointment of the Issuing and Paying Agent or any Paying Agent and appoint another Issuing and Paying Agent or additional or other Paying Agents, provided that it will at all times maintain a Paying Agent and a Transfer Agent, each having a specified office in Luxembourg, so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange. Notice of any such termination or appointment and of any changes in the specified offices of the Issuing and Paying Agent or any Paying Agent will be given in accordance with Condition 11 below.

Bearer Notes should be presented for redemption together with all unmatured Coupons relating thereto, failing which either the face value of the missing unmatured Coupons (or in the case of a partial payment of principal that proportion of the aggregate amount of the missing unmatured Coupons that the principal paid bears to the principal due) will be deducted from the sum due for payment or, if the face value of the missing unmatured Coupons cannot be determined, the missing unmatured Coupons will become void. The amounts so deducted will be paid against surrender of the relevant Coupons within five years from the due date of such Coupons.

If any date for the payment of any amount due (whether in respect of principal, interest or otherwise) in respect of any Bearer Notes is not a Business Day, the holder shall not be entitled to payment until the next following Business Day nor to any interest or other sum in respect of such postponed payment. If the due date for redemption of any Bearer Note is not a due date for payment of a Coupon, interest accrued from the preceding due date for payment of a Coupon shall only be payable against surrender of the relevant Bearer Note.

Registered Notes

Payment of amounts (including any accrued interest) due on the final redemption of Registered Notes will be made against presentation and, save in the case of a partial redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar or the Transfer Agent. If the due date for payment of the final redemption amount of Registered Notes is not a Business Day, the Holder thereof will not be entitled to payment thereof until the next following such Business Day and no further payment shall be due in respect of such delay save in the event that there is a subsequent failure to pay in accordance with these Terms and Conditions.

Payment of amounts (whether principal, interest or otherwise) due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at opening of business (local time) on the fifteenth Relevant Banking Day before the due date for such payment (the "Record Date") provided that amounts due in respect of Registered Notes will be paid to the Holders thereof (or, in the case of joint Holders, the first-named) as appearing in such register as at opening of business (local time) on the date on which such payment is made.

Payments of interest in respect of Registered Notes will be made by a cheque drawn on a bank in the Relevant Financial Centre or, in the case of a payment in euro, on a bank in the principal financial centre of a member state of the European Community and posted to the address (as recorded in the register held by the Registrar) of the Holder thereof (or, in the case of joint-Holders, the first-named) on the Business Day immediately preceding the relevant date for payment unless at least four Business Days prior to such date the Holder thereof (or, in the case of joint Holders, the first named) has applied to the Registrar for payment to be made to a designated account (in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

7. Prescription

Notes will become void unless surrendered for payment within a period of ten years and Coupons will become void unless surrendered for payment within a period of five years, in each case from the due date for payment.

8. Repayment in the Event of Default

Any Noteholders may deliver or cause to be delivered to the Bank at its office in Tunis Belvedere, Tunisia (with a copy to the principal office in Abidjan, Côte d'Ivoire), written notice that such holder elects to declare the principal of all Notes held by him to be due and payable in the event that:

(a) the Bank fails to pay the principal of or interest on any of the Notes for a continuous period of ninety days after the same shall have become due and payable; or

(b) the Bank fails to perform its obligations under Condition 3 for a continuous period of ninety days; or

(c) any other bond, note or loan of a maturity of more than one year issued, assumed or guaranteed by the Bank either (i) is declared due and payable prior to the due date for payment thereof by reason of default by the Bank or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto and such default continues for ninety days,

and on the thirtieth day after such notice shall be so delivered to the Bank the principal of such Notes and the accrued interest thereon shall become due and payable, unless prior to that time all such defaults thereto existing shall have been cured.

9. Replacement of Notes and Coupons

If any Note or Coupon is mutilated, defaced, lost, stolen or destroyed, it may be replaced at the specified office of the Issuing and Paying Agent on payment by the claimant of such costs as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Bank may require. Mutilated or defaced Notes and Coupons must be surrendered before replacements will be issued.

10. Modification

The Bank and the Issuing and Paying Agent may agree without the consent of the Noteholders or holders of Coupons to any modification of these Terms and Conditions or to any modification of, waiver or authorisation of any breach or proposed breach of or on any failure to comply with, the Issuing and Paying Agency Agreement, which is not, in the reasonable opinions of the Bank and the Issuing and Paying Agent, materially prejudicial to the interests of the Noteholders.

11. Notices

Any notice to holders of Bearer Notes required to be given by these Terms and Conditions or the Issuing and Paying Agency Agreement shall be given by publication in (i) a leading daily newspaper in London (which is expected to be the *Financial Times*) and (ii) so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, (1) in a leading daily newspaper in Luxembourg (which is expected to be the *d'Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made.

Unless otherwise specified in the relevant Pricing Supplement, notices to Holders of Registered Notes will be deemed to be validly given by publication (1) in a leading daily newspaper in Luxembourg (which is expected to be the *d'Wort*) or (2) on the internet website of the Luxembourg Stock Exchange (www.bourse.lu). Such notice shall be deemed to have been given on the date of such publication or, if published more than once, or on different dates, on the first date on which publication shall have been so made. Notices may also be sent by first class mail to Holders of Registered Notes (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth Business Day after the date of such mailing.

All notices to the Bank or the Issuing and Paying Agent hereunder shall be deemed to have been given when received in writing by the relevant party at the following address, or such other address as shall be published in accordance with the above paragraph: the Bank, African Development Bank, 15 Avenue de Ghana, Angle Rues Hedi Nouira et, Pierre de Coubertin, B.P. 323, 1002 Tunis Belvedere, Tunisia (Attention: Vice President for Finance) (with a copy to African Development Bank, 01 B.P. 1387, Abidjan 01, Côte d'Ivoire (Attention: Vice President for Finance)); and the Issuing and Paying Agent, Citibank, N.A. of 5 Carmelite Street, London EC4Y 0PA, Telex: 940500 CITIUK G, Fax: +44 207 508 3876/7/8/9 (Attention: Global Agency and Trust Services).

12. Further Issues

The Bank may from time to time, without the consent of the Noteholders or Couponholders, issue further notes, having terms and conditions the same as those of the Notes, or the same except for the

amount of the first payment of interest, which may be consolidated and form a single Series with the Notes.

13. Governing Law and Jurisdiction

The Notes, the Coupons and the Issuing and Paying Agency Agreement are governed by and will be construed in accordance with the laws of England, except as otherwise specified in the relevant Pricing Supplement.

Except as otherwise specified in the relevant Pricing Supplement, in relation to any legal action or proceedings arising out of or in connection with the Notes or the Coupons ("Proceedings"), the Bank hereby irrevocably submits to the jurisdiction of the competent courts of England and waives any objection to Proceedings in such courts whether on the grounds that the Proceedings have been brought in an inconvenient forum or otherwise. This submission is made for the benefit of each of the Noteholders and the Couponholders and shall not affect the right of any of them to bring Proceedings in any other court of competent jurisdiction nor shall the bringing of any Proceedings in one or more jurisdictions preclude the bringing of any Proceedings in any other jurisdiction (whether concurrently or not).

Except as otherwise specified in the relevant Pricing Supplement, the Bank irrevocably appoints Law Debenture Corporate Services Limited situated at Fifth Floor, 100 Wood Street, London EC2V 7EX, United Kingdom (or such other person or persons, with an address in London, as may be approved by the Issuing and Paying Agent from time to time) as its agent to receive service of process on its behalf in any Proceedings which may be instituted in England. The Bank will procure that, so long as any of the Notes remains outstanding, there shall be in force an appointment of such person approved in writing by the Issuing and Paying Agent with an office in London with authority to accept service as aforesaid. Nothing herein shall affect the right to serve process in any other manner permitted by law. If at any time the appointment of the agent aforesaid shall cease for any reason, the Bank shall forthwith appoint another person in London to be its agent as aforesaid and, failing such appointment within thirty days after demand by the Issuing and Paying Agent, the Issuing and Paying Agent shall be entitled by notice to the Bank to appoint a person in London to act as such agent.

14. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be incorporated in the ordinary capital resources of the Bank and used in its ordinary operations.

SUMMARY OF PROVISIONS RELATING TO THE NOTES WHILE IN GLOBAL FORM

Each Series of Notes in bearer form will initially be represented by a Temporary Global Note in bearer form without Coupons which will be deposited on behalf of the subscribers of the relevant Notes with a common depositary (the "Common Depositary") for Euroclear and for Clearstream, Luxembourg on or about the issue date of the relevant Notes. No interest will be payable in respect of a Temporary Global Note except as provided below. Upon deposit of the Temporary Global Note with the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a Note represented by a Global Note must look solely to Euroclear and/or Clearstream, Luxembourg (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Note and in relation to all other rights arising under the Global Notes, subject to and in accordance with the respective rules and procedures of Euroclear and Clearstream, Luxembourg. Such persons shall have no claim directly against the Bank in respect of payments due on the Notes for so long as the Notes are represented by such Global Note and such obligations of the Bank will be discharged by payment to the bearer of such Global Note in respect of each amount so paid.

The Temporary Global Notes and the Permanent Global Notes (referred to below) contain provisions which apply to the Notes while they are in global form, some of which modify the effect of the Terms and Conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

Exchange

Each Temporary Global Note will be exchangeable in whole or in part for interests in a Permanent Global Note or, if so stated in the relevant Pricing Supplement, for Definitive Notes after the date falling 40 days after the closing date of the Series represented by such Temporary Global Note upon certification as to non-US beneficial ownership in the form set out in the Issuing and Paying Agency Agreement. Each Permanent Global Note is exchangeable in accordance with its terms in whole but not in part only for Definitive Notes by such holder depositing the relevant Permanent Global Note with the Issuing and Paying Agent with the form of exchange notice endorsed thereon duly completed.

In exchange for any Permanent Global Note, the Bank will deliver or procure the delivery (free of charge to the holder) of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes (if appropriate, having attached to them all Coupons in respect of interest which have not already been paid on the Permanent Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form scheduled to the Issuing and Paying Agency Agreement within 30 days of the holder requesting such exchange. On exchange of each Permanent Global Note, the Bank will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

Payments

No payment falling due more than 40 days after the closing date of any Series represented by a Temporary Global Note will be made on that Temporary Global Note unless exchange for an interest in a Permanent Global Note or a Definitive Note is improperly withheld or refused. Payments on any Temporary Global Note during the period of 40 days after the closing date of such Series will only be made against presentation of certification as to non-US beneficial ownership in the form set out in the Issuing and Paying Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls due to be made in respect of the Notes, surrender of that Global Note to or to the order of the Issuing and Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

Purchase and Cancellation

Cancellation of any Note surrendered for cancellation following its purchase will be effected by reduction in the principal amount of the relevant Global Note.

RISK FACTORS

The following section does not describe all of the risks and investment considerations (including those relating to each prospective investor's particular circumstances) with respect to an investment in Notes. Prospective investors should refer to the relevant pricing supplement for each particular issue of Notes, which may describe additional risks and investment considerations associated with such Notes. In addition, prospective investors should consult their own financial and legal advisors as to the risks and investment considerations arising from an investment in an issue of Notes, the appropriate resources to analyse such investment (in particular, to evaluate the sensitivity of such investment to changes in economic conditions, interest rate, exchange rate or other indices, and other factors which may have a bearing on the merits and risks of an investment), and the suitability of such investment in such investor's particular circumstances. Words and expressions defined or used in "Terms and Conditions of the Notes" shall have the same meaning in this section.

Structure Risks

An investment in a Structured Note (as defined below) issued by the Bank entails risks (which may be significant) not associated with an investment in a conventional debt security issued by the Bank. A "Structured Note" is a Note with principal or interest determined by reference to one or more interest rate indices or currency or currency units (including exchange rates and swap indices between currencies or currency units), or one or more debt or equity indices or formulae (each an "Applicable Index") (other than a single conventional interest rate index or formula, such as LIBOR) or features such as embedded options, caps or floors. Such risks may include, without limitation, the possibility that an Applicable Index may be subject to significant changes, that changes in an Applicable Index may not correlate with changes in interest rates or exchange rates generally or with changes in other indices, that two or more indices or formulae that may be expected to move in tandem or in any other relation to each other may unexpectedly converge or diverge or otherwise not move as expected, that the resulting interest rate may be less than that payable on a conventional debt security issued by the Bank at the same time or that no interest may be payable, that the repayment of principal may occur at times other than those expected by the investor, that the investor may lose all or a substantial portion of the principal amount of its Note (whether payable at maturity, upon redemption or otherwise), that Structured Notes may have more volatile performance results, and that the effects of currency devaluations and (as discussed in greater detail under "Risk Factors - Exchange Rate Risks and Exchange Controls") the imposition or modification of exchange or other capital controls by authorities with jurisdiction over a relevant currency may be greater for Structured Notes than for conventional debt securities issued by the Bank. Such risks generally depend on a number of factors, including financial, economic and political events over which the Bank has no control. In addition, if an Applicable Index used to determine the amount of interest payable contains a spread multiplier or if the Applicable Index used to determine the principal or interest payable is subject to some other leverage factor, the effect of any change in such Applicable Index on the principal or interest may be magnified. If an Applicable Index includes, or is subject to, a maximum ("cap") or minimum ("floor") interest rate limitation, the interest or principal payable on such Structured Note may be less than that payable on a conventional debt security issued by the Bank at the same time. Two issues of Structured Notes issued at the same time and with interest rates determined by reference to the same Applicable Index and otherwise comparable terms may have different interest rates and yields when issued and thereafter if the frequency of interest rate adjustments for each issue is different. In recent years, certain interest rates, currencies, currency units, exchange rates, equity indices and other indices have been highly volatile and such volatility may continue in the future. Fluctuations in any particular interest rate, currency, currency unit, exchange rate, equity index or other index that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

The timing of changes in the level of an Applicable Index may affect the actual yield to an investor, even if the average level is consistent with the investor's expectation. In general, the earlier a change in the level of an Applicable Index occurs, the greater the effect on an investor's yield. This is especially the case with Structured Notes providing for repayment of principal at one or more times prior to maturity. As a result, the effect on an investor's yield of an Applicable Index level that is lower (or higher) during earlier periods than the rate anticipated by the investor may not be offset by a later equivalent increase (or reduction).

Any optional redemption feature of Notes is likely to affect the market value of such Notes. During any period in which such Notes are subject to redemption at the option of the Bank, their market value

generally will not rise substantially above the redemption price because of the increased likelihood of redemption by the Bank, and this also may be true prior to any such period. The Bank may be expected to redeem such Notes in circumstances where the Bank's cost of borrowing is lower than the interest rate on such Notes. At such times, an investor generally would not be able to reinvest redemption proceeds at an effective interest rate which is as high as the interest rate on such Notes, and such reinvestment might only be at a significantly lower rate. Investors should consider the related reinvestment risk in light of other investments that may be available to such investors. A partial redemption of an issue of Notes also may adversely affect liquidity for the remaining outstanding Notes of such issue.

Investors in Structured Notes should have knowledge of and access to appropriate analytical resources to analyse quantitatively the effect (or value) of any redemption, cap or floor, or certain other features of such Structured Notes, and the resulting impact upon the value of such Structured Notes.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market. This is particularly the case for Structured Notes that are especially sensitive to interest rate, currency or market risks, that are designed for specific investment objectives or strategies or that have been structured to meet the investment requirements of limited categories of investors, which may have a more limited secondary market and less or no liquidity and may experience more price volatility than conventional debt securities. Liquidity may have a severely adverse effect on the market value of Structured Notes.

Depending upon the type of Notes, market conditions and other factors, investors seeking to sell relatively small or relatively large amounts of Notes may not be able to do so at prices comparable to those that may be available to other investors.

The secondary market for an issue of Notes will also be affected by a number of other factors independent of the creditworthiness of the Bank and, in the case of Structured Notes, the value of any Applicable Index. These factors may include the complexity and volatility of such Applicable Index, the method of calculating the principal or any interest to be paid in respect of such Notes, the time remaining to the maturity of such Notes, the outstanding amount of such Notes, any amortisation or optional redemption features of such Notes, the amount of other securities linked to such Applicable Index, the amount of such Notes being sold in the secondary market from time to time, any legal restrictions limiting demand for such Notes, the availability of comparable securities, and the level, direction and volatility of market interest rates generally. Such factors also will affect the market value of the Notes.

No investor should purchase Notes unless such investor understands and is able to bear the risk that certain Notes may not be readily saleable, that the value of Notes will fluctuate over time, and that such fluctuations may be significant and could result in significant losses to such investor. This is particularly the case for investors whose circumstances may not permit them to hold the Notes until maturity.

Exchange Rate Risks and Exchange Controls

As described in this Information Memorandum, Notes may be denominated or payable in one of a number of currencies. For investors whose financial activities are denominated principally in a currency (the "Investor's Currency") other than the Specified Currency or where principal or interest on Notes is payable by reference to a Specified Currency index other than an index relating to the Investor's Currency, an investment in the Notes entails significant risks that are not associated with a similar investment in a security denominated in that Investor's Currency. Such risks include, without limitation, the possibility of significant changes in the rate of exchange between the Specified Currency and the Investor's Currency and the possibility of the imposition or modification of exchange controls by the country of the Specified Currency or the Investor's Currency. Such risks generally depend on economic and political events over which the Bank has no control. In recent years, rates of exchange have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Depreciation of the Specified Currency against the Investor's Currency would result in a decrease in the Investor's Currency equivalent yield on a Note denominated in that Specified Currency, in the Investor's Currency equivalent value of the principal payable at maturity of such Note and generally in the Investor's Currency equivalent market value of such Note. An appreciation of the Specified Currency against the Investor's Currency would have the opposite effect.

In addition, depending on the specific terms of a Note denominated in, or the payment of which is related to the value of, one or more foreign currencies, changes in exchange rates relating to any of the currencies involved may result in a decrease in such Note's effective yield and, in certain circumstances, could result in a loss of all or a substantial portion of the principal of a Note to the investor. Further information as to current and historical exchange rates between the U.S. dollar and the Specified Currency or, if the Bank thinks it appropriate, the Investor's Currency and the Specified Currency may be contained in the applicable Pricing Supplement.

Governments have imposed from time to time, and may in the future impose or modify, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, premium, if any, or interest on a Note. Even if there are no actual exchange controls, it is possible that the Specified Currency for any particular Note may not be available when payments on such Note are due.

Legal Investment Considerations

Investors should consult their own legal advisors in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisors or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include Notes. Investors should review and consider such restrictions prior to investing in Notes.

TAXATION

GENERAL

Each Series of Notes and the interest thereon will not be exempt from taxation generally. Under the Agreement, the Notes and the interest thereon are not subject to any tax by a member country (a) which tax discriminates against the Notes solely because they were issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the relevant Series of Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is exempt from any obligation for the payment, withholding or collection of any tax. Accordingly, the interest due on the Notes will be paid to the Issuing and Paying Agent without deduction in respect of any tax.

UNITED STATES FEDERAL INCOME TAXATION

EACH TAXPAYER IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES IN THIS INFORMATION MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY THE TAXPAYER, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THE TAXPAYER UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) ANY SUCH DISCUSSION IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION OR MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

General

The following is a general summary of the material U.S. federal income tax considerations that may be relevant with respect to the ownership of the Notes. This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Facility, and the relevant Pricing Supplement may contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to such type of Notes as are issued thereunder. This summary addresses only the U.S. federal income tax considerations of holders that acquire the Notes at their original issuance and Issue Price (as defined below under "*Original Issue Discount – General*") and that will hold the Notes as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of Notes (a "Noteholder"). This summary does not address tax considerations applicable to Noteholders that may be subject to special tax rules including, without limitation, the following: (i) financial institutions; (ii) insurance companies; (iii) dealers or traders in securities or currencies; (iv) tax-exempt entities; (v) persons that will hold the Notes as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes; (vi) persons that own (or are deemed to own) 10 per cent. or more of the voting shares of the Bank; and (vii) persons that have a "functional currency" other than the U.S. dollar. Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a Noteholder.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final U.S. Treasury regulations (together, the "U.S. Treasury Regulations") promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Information Memorandum. All of the foregoing are subject to change or differing interpretations, which could apply retroactively and could affect the tax consequences described below.

This summary assumes that the Notes issued under this program are treated as debt for U.S. federal income tax purposes. It is possible that certain Notes issued under this program such as Index-Linked Notes, Notes with long maturities or, in some cases, Subordinated Notes may be characterised as instruments other than debt for U.S. federal income tax purposes. Each prospective investor should consult its own tax adviser with respect to the proper characterisation of the Notes for U.S. federal income tax purposes. Each prospective investor should also consult its own tax adviser with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of the Notes.

For the purposes of this summary, a "U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation

created or organised in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more United States persons (as defined in the Code) have the authority to control all of the substantial decisions of such trust or if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust. A "Non-U.S. Holder" is a beneficial owner of Notes that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a Note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding a Note should consult its own tax adviser regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of a Note by the partnership.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Taxation of U.S. Holders

Payments of Interest

Interest paid on a Note, other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "*Original Issue Discount – General*"), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes.

If an interest payment is denominated in, or determined by reference to, a foreign currency, in the case of a U.S. Holder utilising the cash method of accounting for U.S. federal income tax purposes, the amount of interest income in respect of any interest payment will be determined by translating such payment into U.S dollars at the spot exchange rate in effect on the date such interest payment is received, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realised with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received.

In the case of a U.S. Holder utilising the accrual method of accounting for U.S. federal income tax purposes and a U.S. Holder that uses the cash method of accounting as to any class of Discount Notes (as defined below), the amount of any interest income accrued during any accrual period may be determined in accordance with either of two methods. Under the first accrual method, the amount of income accrued is based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate the interest payment at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the "IRS").

A U.S. Holder using either of the foregoing two accrual methods will recognise ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note). The amount of ordinary income or loss will be the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method used by the U.S. Holder).

Foreign currency received as interest on the Notes will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Interest income on the Notes will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder's foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Original Issue Discount

General

A Note, other than a Note with a term of one year or less a ("Short-term Note"), will be treated as issued at an original issue discount ("OID" and a Note issued with OID a "Discount Note") for U.S. federal income tax purposes if the excess of the sum of all payments provided under the Note, other than "qualified stated interest payments" (as defined below), over the "Issue Price" (as defined below) of the Note is more than a "de minimis amount" (as defined below). "Qualified stated interest" is generally interest paid on a Note that is unconditionally payable at least annually at a single fixed rate. The "Issue Price" of the Notes will be the first price at which a substantial amount of the Notes are sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. Special rules for "Variable Rates Notes" are described below under "*Original Issue Discount – Variable Rate Notes*".

In general, if the excess of the sum of all payments provided under the Note other than qualified stated interest payments (the Note's "stated redemption price at maturity") over its Issue Price is less than ¼ of one per cent. of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "de minimis amount"), then such excess, if any, constitutes "de minimis OID" and the Note is not a Discount Note. Unless the election described below under "*Election to Treat All Interest as OID*" is made, a U.S. Holder of a Note with de minimis OID must include such de minimis OID in income as stated principal payments on the Note are made. The includable amount with respect to each such payment will equal the product of the total amount of the Note's de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the Note.

A U.S. Holder will be required to include OID on a Discount Note in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) generally before the actual receipt of cash attributable to that income, regardless of the U.S. Holder's method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Notes.

The amount of OID includable in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds that Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a *pro rata* portion of the OID allocated to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period.

The amount of OID allocated to an accrual period equals the excess of (a) the product of the Note's "adjusted issue price" at the beginning of the accrual period and the Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocated to the accrual period. The "adjusted issue price" of a Note at the beginning of any accrual period is the Issue Price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocated to an accrual period, if an interval between payments of qualified stated interest on the Note contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated

interest that is payable on the first day of the accrual period immediately following the interval) is allocated *pro rata* on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocated to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the Note (other than any payment of qualified stated interest) and (y) the Note's adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a Note (other than a Note that is subject to the CPDI Regulations, as described below) that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under "*Payments of Interest*" above. Upon receipt of an amount attributable to OID in these circumstances, a U.S. Holder may recognise ordinary income or loss.

OID on a Discount Note will be treated as foreign source income for the purposes of calculating a U.S. Holder's foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit.

Variable Rate Notes. Under the U.S. Treasury regulations dealing with OID, Floating Rate Notes and Indexed-Linked Notes ("Variable Rate Notes") are subject to special rules whereby a Variable Rate Note will qualify as a "variable rate debt instrument" if (a) the Issue Price of the Note does not exceed the total non-contingent principal payments by more than the lesser of (i) the product of (x) the total non-contingent principal payments, (y) the number of complete years to maturity from the issue date and (z) 0.015, or (ii) 15 per cent. of the total non-contingent principal payments; and (b) the Note provides for stated interest compounded or paid at least annually at (i) one or more "qualified floating rates", (ii) a single fixed rate and one or more qualified floating rates, (iii) a single "objective rate" or (iv) a single fixed rate and a single objective rate that is a "qualified inverse floating rate".

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

A variable rate is a "qualified floating rate" if (i) variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Note is denominated or (ii) it is equal to the product of such a rate and either (a) a fixed multiple that is greater than 0.65 but not more than 1.35, or (b) a fixed multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate. If a Note provides for two or more qualified floating rates that (i) are within 0.25 percentage points of each other on the issue date or (ii) can reasonably be expected to have approximately the same values throughout the term of the Note, the qualified floating rates together constitute a single qualified floating rate. A rate is not a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are fixed throughout the term of the Note or are not reasonably expected to significantly affect the yield on the Note.

An "objective rate" is a rate, other than a qualified floating rate, that is determined using a single fixed formula and that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the Bank or a related party (such as dividends, profits or the value of the Bank's stock). A variable rate is not an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of the Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Note's term. An objective rate is a "qualified inverse floating rate" if (i) the rate is equal to a fixed rate minus a qualified floating rate, and (ii) the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate.

If interest on a Note is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period and (i) the fixed rate and the qualified floating rate or objective rate have values on the issue date of the Note that do not differ by

more than 0.25 percentage points or (ii) the value of the qualified floating rate or objective rate is intended to approximate the fixed rate, the fixed rate and the qualified floating rate or the objective rate constitute a single qualified floating rate or objective rate.

In general, if a Variable Rate Note provides for stated interest at a single qualified floating rate or objective rate, all stated interest on the Note is qualified stated interest and the amount of OID, if any, is determined under the rules applicable to fixed rate debt instruments by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, in the case of any other objective rate, a fixed rate that reflects the yield reasonably expected for the Note.

If a Variable Rate Note does not provide for stated interest at a single qualified floating rate or a single objective rate and also does not provide for interest payable at a fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals on the Note are generally determined by (i) determining a fixed rate substitute for each variable rate provided under the Variable Rate Note (generally, the value of each variable rate as of the issue date or, in the case of an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on the Note), (ii) constructing the equivalent fixed rate debt instrument (using the fixed rate substitutes described above), (iii) determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and (iv) making the appropriate adjustments for actual variable rates during the applicable accrual period.

If a Variable Rate Note provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and in addition provides for stated interest at a single fixed rate (other than at a single fixed rate for an initial period), the amount of interest and OID accruals are determined as in the immediately preceding paragraph with the modification that the Variable Rate Note is treated, for the purposes of the first three steps of the determination, as if it provided for a qualified floating rate (or a qualified inverse floating rate, as the case may be) rather than the fixed rate. The qualified floating rate (or qualified inverse floating rate) replacing the fixed rate must be such that the fair market value of the Variable Rate Note as of the issue date would be approximately the same as the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate (or qualified inverse floating rate) rather than the fixed rate.

Contingent Payment Note. If a Variable Rate Note does not qualify as a "variable rate debt instrument" or if any Note provides for one or more contingencies and is not otherwise exempt from the contingent payment debt instrument rules, then the Variable Rate Note or any such Note would be treated as a contingent payment debt instrument under the OID Treasury Regulations.

In general, the U.S. Treasury regulations dealing with contingent payment debt instruments ("CPDI Regulations") would cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported under general principles of current U.S. federal income tax law. The CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and non-contingent interest payments in income as such interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognised by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument will be treated as ordinary income and all or a portion of any loss realised could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Under the non-contingent bond method, for each accrual period prior to and including the maturity date of the Note, the amount of interest that accrues, as OID, equals the product of (i) the adjusted issue price and (ii) the "comparable yield" (adjusted for the length of the accrual period). This amount is ratably allocated to each day in the accrual period and is includable as ordinary interest income by a U.S. Holder for each day in the accrual period on which the U.S. Holder holds the Note. The adjusted issue price for purposes of the non-contingent bond method is equal to the Note's Issue Price, increased by the interest previously accrued on the Note and decreased by the amount of any Projected Payments (as defined below) previously made on the Note. The "comparable yield" is the annual yield that the Bank would pay, as of the issue date, on a fixed rate debt instrument with no contingent payment but with terms and conditions otherwise comparable to those of the Note. Amounts treated as interest under the foregoing contingent payment obligation rules are treated as OID for all U.S. federal income tax purposes.

Under the non-contingent bond method, the Bank would be required, solely for U.S. federal income tax purposes, to provide a schedule (the "Schedule") of the projected amounts of payments (the "Projected Payments") on the Note. The Schedule must produce the comparable yield. If during any taxable year the sum of any actual payments (including the fair market value of any property received in that year) with respect to the Note for that taxable year (including, in the case of the taxable year which includes the maturity date of the Note, the amount of cash received at maturity) exceeds the total amount of Projected Payments for that taxable year, the difference will produce a "net positive adjustment", which will be treated as additional interest for the taxable year. If the actual amount received in a taxable year is less than the amount of Projected Payments for that taxable year, the difference will produce a "net negative adjustment", which will (i) reduce the U.S. Holder's interest income for that taxable year and (ii) to the extent of any excess after application of (i), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Note during the prior taxable years (reduced to the extent such interest was offset by prior net negative adjustments). As a result of the classification of a Note as a contingent payment debt instrument subject to the non-contingent bond method, any gain or loss realised on the sale or exchange of the Note may be treated as ordinary income or loss, in whole or in part.

Special rules apply to determine the accrual of OID, and the amount, timing, source and character of any gain or loss on a Note subject to the CPDI regulations that is denominated in a foreign currency (a "Foreign Currency Contingent Note"), including certain non-contingent Notes whose payments are denominated in, or are determined by reference to, more than one foreign currency. The rules applicable to Foreign Currency Contingent Notes are complex, and U.S. Holders are urged to consult their tax advisers concerning the application of these rules.

Under these rules, a U.S. Holder of a Foreign Currency Contingent Note will generally be required to accrue OID in the foreign currency in which the Foreign Currency Contingent Note is denominated (i) at a yield at which the Bank would issue a fixed rate debt instrument denominated in the same foreign currency with terms and conditions similar to those of the Foreign Currency Contingent Note, and (ii) in accordance with a projected payment schedule determined by the Bank, under rules similar to those described above. The amount of OID on a Foreign Currency Contingent Note that accrues in any accrual period will be the product of the comparable yield of the Foreign Currency Contingent Note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the Foreign Currency Contingent Note. The adjusted issue price of a Foreign Currency Contingent Note will generally be determined under the rules described above, and will be denominated in the foreign currency of the Foreign Currency Contingent Note.

OID on a Foreign Currency Contingent Note will be translated into U.S. dollars under translation rules similar to those described above under "*Payments of Interest*". Any positive adjustment (i.e. the excess of actual payments over projected payments) in respect of a Foreign Currency Contingent Note for a taxable year will be translated into U.S. dollars at the spot rate on the last day of the taxable year in which the adjustment is taken into account. The amount of any negative adjustment on a Foreign Currency Contingent Note (i.e. the excess of projected payments over actual payments) that is offset against accrued but unpaid OID will be translated into U.S. dollars at the same rate as which such OID was accrued. To the extent a net negative adjustment exceeds the amount of accrued but unpaid OID, the negative adjustment will be treated as offsetting OID that has accrued and been paid on the Foreign Currency Contingent Note, and will be translated into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. Any net negative adjustment carry forward will be carried forward in the relevant foreign currency.

Prospective purchasers should consult their own tax advisers regarding the applicability and consequences of the contingent payment debt instrument rules to any of the Notes issued under the Facility.

Notes Subject to Redemption. Certain of the Notes (i) may be redeemable at the option of the Bank prior to their maturity (a "call option") and/or (ii) may be repayable at the option of the holder prior to their stated maturity (a "put option"). Notes containing such features may be subject to rules that are different from the general rules discussed above. Investors intending to purchase Notes with such features should consult their own tax advisers, since the OID consequences of acquiring, holding, and disposing of such Notes will depend, in part, on the particular terms and features of the purchased Notes.

Short-Term Notes. Short Term Notes (i.e., Notes that have a fixed maturity of one year or less) will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognised by the U.S. Holder on the sale, exchange or maturity of the Short-Term Note will be

ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocated to the Short-Term Note will be deferred until a corresponding amount of income is realised. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Note on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "*Original Issue Discount – General*" with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID and unstated interest, as adjusted by any amortisable bond premium (described below).

In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal its cost to the electing U.S. Holder, the issue date of the Note will be the date of its acquisition by the electing U.S. Holder, and no payments on the Note will be treated as payments of qualified stated interest. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. However, if this election is made with respect to a Note with amortisable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortisable bond premium against interest with respect to all debt instruments with amortisable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the Note with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortisable bond premium may not be revoked without the consent of the IRS.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount (or, for a Discount Note, its stated redemption price at maturity) may elect to treat such excess as "amortisable bond premium". If such election is made, the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocated (based on the Note's yield to maturity) to such year. In the case of a Note that is denominated in, or determined by reference to, a foreign currency, amortisable bond premium will be computed in units of foreign currency and will reduce interest income in units of foreign currency. A U.S. Holder realises exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the Notes. Any election to amortise bond premium shall apply to all debt instruments (other than debt instruments the interest in which is excludable from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS.

Sale, Exchange or Retirement of the Notes

Notes other than Foreign Currency Contingent Notes. A U.S. Holder's tax basis in a Note will generally equal its "U.S. dollar cost", increased by the amount of any OID included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to de minimis OID included in the U.S. Holder's income with respect to the Note (each as determined above), and reduced by the amount of any payments with respect to the Note that are not qualified stated interest payments and the amount of any amortisable bond premium applied to reduce interest on the Note. The "U.S. dollar cost" of a Note purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market (as defined in the applicable U.S. Treasury regulations) that are purchased by an accrual basis U.S. Holder that so elects, on the settlement date for the purchase.

U.S. Holder will generally recognise gain or loss on the sale, exchange or retirement of a Note equal to the difference between the amount realised on the sale, exchange or retirement that is not attributable to accrued but unpaid interest (which is accounted for as if it were an interest payment in the manner described above under "Payments of Interest") and the tax basis of the Note. The amount realised on the sale, exchange or retirement of a Note for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date the payment is received in the case of a cash basis U.S. Holder, (2) the date of disposition in the case of an accrual basis U.S. Holder, or (3) in the case of a Note traded on an

established securities market (as defined in the applicable U.S. Treasury regulations) that is sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale.

Gain or loss recognised by a U.S. Holder on the sale, exchange or retirement of a Note that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a Note that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under "*Original Issue Discount-General*". Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder's purchase price of the Note in foreign currency determined on the date the U.S. Holder acquired the Note. The foregoing foreign currency gain or loss will be recognised only to the extent of the total gain or loss realised by the U.S. Holder on the sale, exchange or retirement of the Note and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognised by a U.S. Holder in excess of foreign currency gain recognised on the sale, exchange or retirement of a Note would generally be U.S. source capital gain or loss (except to the extent such amounts are attributable to accrued but unpaid interest, or subject to the general rules governing contingent payment debt instruments). **Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers that are individuals, trusts or estates that held the Notes for more than one year) and capital losses (the deductability of which is subject to significant limitations).**

Foreign Currency Contingent Notes. Upon a sale, exchange or retirement of a Foreign Currency Contingent Note, a U.S. Holder will generally recognise taxable gain or loss equal to the difference between the amount realised on the sale, exchange or retirement and the U.S. Holder's tax basis in the Foreign Currency Contingent Note, both translated into U.S. dollars as described below. A U.S. Holder's tax basis in a Foreign Currency Contingent Note will equal (i) the cost thereof (translated into U.S. dollars at the spot rate on the issue date), (ii) increased by the amount of OID previously accrued on the Foreign Currency Contingent Note (disregarding any positive or negative adjustments and translated into U.S. dollars using the exchange rate applicable to such OID) and (iii) decreased by the projected amount of all prior payments in respect of the Foreign Currency Contingent Note. The U.S. dollar amount of the projected payments described in clause (iii) of the preceding sentence is determined by (i) first allocating the payments to the most recently accrued OID to which prior amounts have not already been allocated and translating those amounts into U.S. dollars at the rate at which the OID was accrued and (ii) then allocating any remaining amount to principal and translating such amount into U.S. dollars at the spot rate on the date the Foreign Currency Contingent Note was issued. For this purpose, any accrued OID reduced by a negative adjustment carry forward will be treated as principal.

The amount realised by a U.S. Holder upon the sale, exchange or retirement of a Foreign Currency Contingent Note will equal the amount of cash and the fair market value (determined in foreign currency) of any property received. If a U.S. Holder holds a Foreign Currency Contingent Note until its scheduled maturity, the U.S. dollar equivalent of the amount realised will be determined by separating such amount realised into principal and one or more OID components, based on the principal and OID comprising the U.S. Holder's basis, with the amount realised allocated first to OID (and allocated to the most recently accrued amounts first) and any remaining amounts allocated to principal. The U.S. dollar equivalent of the amount realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be determined in a similar manner but will first be allocated to principal and then any accrued OID (and will be allocated to the earliest accrued amounts first). Each component of the amount realised will be translated into U.S. dollars using the exchange rate used with respect to the corresponding principal or accrued OID. The amount of any gain realised upon a sale, exchange or unscheduled retirement of a Foreign Currency Contingent Note will be equal to the excess of the amount realised over the holder's tax basis, both expressed in foreign currency, and will be translated into U.S. dollars using the spot rate on the payment date. Gain from the sale or retirement of a Foreign Currency Contingent Note will generally be treated as interest income taxable at ordinary income (rather than capital gains) rates. Any loss will be ordinary loss to the extent that the U.S. Holder's total OID inclusions to the date of sale or retirement exceed the total net negative adjustments that the U.S. Holder took into account as ordinary loss, and any further loss will be capital loss. Gain or loss (other than loss treated as capital loss) realised by a U.S. Holder on the sale or retirement of a Foreign Currency

Contingent Note will generally be foreign source. Any capital loss will generally be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of Foreign Currency Contingent Notes.

A U.S. Holder will also recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the receipt of foreign currency in respect of a Foreign Currency Contingent Note if the exchange rate in effect on the date the payment is received differs from the rate applicable to the principal or accrued OID to which such payment relates.

Disposition of Foreign Currency

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a Note equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realised by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

Taxation of Non-U.S. Holders

Payments on the Notes and gain from the sale, redemption or other disposition of the Notes generally will not be subject to U.S. federal income or withholding tax in the hands of a Non-U.S. Holder (i) unless that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business within the United States or (ii) in the case of any gain realised on the sale or exchange of a Note by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met. Noteholders that are Non-U.S. Holders should consult their own tax advisers regarding the U.S. federal income and other tax consequences of owning Notes.

Tax Return Disclosure and Investor List Requirements

U.S. Treasury regulations (the "Tax Shelter Regulations") intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information relating to the transaction. Penalties may apply to any taxpayer who fails to timely file an information return with the IRS with respect to a reportable transaction. Organisers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, or significant book-tax differences, one or more of which may be present with respect to or in connection with an investment in the Notes. In addition, the Tax Shelter Regulations could be interpreted to cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Investors should consult their tax advisers concerning any possible disclosure obligation with respect to their investment and should be aware that the Bank and other participants in the Facility intend to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to this Facility.

Taxation provisions of the Agreement

The imposition of U.S. federal income tax in the manner described above is not inconsistent with the Agreement, which provides that the Notes and the interest thereon are not subject to any tax by a member (a) which tax discriminates against the Notes solely because they are issued by the Bank or (b) if the sole jurisdictional basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Agreement, the Bank is not under any obligation to withhold or pay any tax on the interest on the Notes.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Notes and proceeds of the sale or redemption of the Notes that are paid to U.S. Holders and are made within the United States or by certain U.S. or U.S.-controlled paying agents. The Bank is not subject to the reporting requirements, and the backup withholding requirements do not apply to the Bank or its paying agent. Information returns may, however, be filed with the IRS by the Bank's paying agent with regard to certain payments on Notes made within the United States to certain U.S. Holders if such

returns are otherwise required of the paying agent. In addition, brokers, trustees, custodians and other intermediaries may be subject to the reporting and backup withholding requirements with respect to certain payments received by them on the Notes held for the account of certain U.S. Holders. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. U.S. Holders who establish an exemption by providing their taxpayer identification number, generally on IRS Form W-9, will not be subject to backup withholding. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability provided that the required information is furnished to the IRS. Potential investors should consult their own tax advisors regarding the applicability and consequences of information reporting and backup withholding.

RELATED DERIVATIVES TRANSACTIONS

In connection with the issuance of Notes, the Bank may enter into negotiated currency and/or interest rate swaps or other financial derivative transactions. The Bank's counterparty in any such derivative transaction may be an institution that is also acting as Dealer with respect to the Notes, or an affiliate of a Dealer. Payments to be made and received by the Bank under any such derivative transaction may be calculated on the basis of the amounts payable by the Bank under the Notes and the proceeds payable to the Bank in connection with the sale of the Notes, either before or after deduction of the commissions described in the related Pricing Supplement. The Bank's rights and obligations under any such derivative transaction will be wholly independent of its rights and obligations under the Notes, and the holders of the Notes will have no interest in any such derivative transaction or any payment to which the Bank may be entitled thereunder.

SUBSCRIPTION AND SALE

Notes may be issued and sold from time to time by the Bank to any one or more of Citigroup Global Markets Limited, Barclays Bank PLC, BNP Paribas, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Mitsubishi UFJ Securities International plc, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Société Générale, Standard Chartered Bank and The Toronto-Dominion Bank (the "Dealers") or to any other person. The arrangements under which Notes may from time to time be agreed to be issued and sold by the Bank to, and purchased by, Dealers are set out in an amended and restated dealer agreement dated 30 June 2006 (the "Dealer Agreement", which expression includes any further amendment or supplements thereto or restatements thereof), and made between the Bank and the Dealers. Any such agreement will *inter alia* make provision for the form and terms and conditions of the relevant Notes, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the Bank in respect of such purchase. The Dealer Agreement makes provision for the resignation or replacement of existing Dealers and the appointment of additional or other Dealers.

The Bank has acknowledged that other than the listing of the Facility and/or any individual series of Notes on the regulated market of the Luxembourg Stock Exchange or such other listing authority, stock exchange, regulatory exchange and/or quotation system as may be agreed between the Issuer and the relevant Dealer no action has been or will be taken in any jurisdiction by the Bank that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. The Bank has confirmed that it will comply with all laws and regulations applicable to it in each country or jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes such offering material, in all cases at its own expense.

The Bank and the Dealers have severally confirmed that, in relation to each issue of Notes, they will comply with all applicable laws, regulations and market or other regulatory guidelines applicable to the respective party as are in force from time to time which are relevant in the context of the issue of such Notes, including, without limitation, any relevant maturity requirements and minimum denomination requirements applicable to such issue, and shall submit (or procure the submission of) such reports or information as may from time to time be required for compliance with such laws, regulations and market or other regulatory guidelines.

United States of America

Under the provisions of Section 9(A) of the African Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the Securities Act and Section 3(a)(12) of the US Securities Exchange Act of 1934, as amended.

Bearer Notes with a maturity of more than one year are subject to US tax law requirements. Subject to certain exceptions, Bearer Notes may not be offered, sold or delivered within the United States or to US persons. Each Dealer has agreed that it will not offer, sell or deliver a Bearer Note within the United States or to US persons except as permitted by the Dealer Agreement.

The following legend will appear on all Global Notes in bearer form, definitive Bearer Notes and Coupons. "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code".

Each issuance of Notes may be subject to such additional US selling restrictions which, if required, will be specified in the relevant Pricing Supplement. Each Dealer has agreed and will agree that it will offer, sell or deliver such Notes only in compliance with such additional US selling restrictions.

United Kingdom

Each Dealer has severally represented and warranted that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

Each Dealer severally understands that the Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law") and, accordingly, undertakes that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for reoffering or resale, directly or indirectly, in Japan or to any Japanese Person except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

The Netherlands

In accordance with Article 8 of the Exemption Regulation of the Netherlands Securities Market Supervision Act 1995 (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*), due to its status as an international public-law institution in which at least one member state of the European Economic Community participates, the Bank is exempt from the prospectus requirements under article 3, paragraph 4 of the Netherlands Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) when publicly offering securities having a maturity of less than twelve months in The Netherlands.

Each Dealer severally furthermore represents and agrees that in respect of Zero Coupon Notes (as defined below) the selling restrictions set out above, shall apply and, in addition that Zero Coupon Notes in definitive form of the Bank may only be transferred and accepted, directly or indirectly, within, from or into The Netherlands through the mediation of either the Bank or an admitted institution of Euronext Amsterdam N.V., (*toegelaten instelling*), in accordance with the Dutch Savings Certificates Act (*Wet inzake spaarbewijzen*) of 21 May 1985 (as amended). No such mediation is required (a) in respect of the transfer and acceptance of rights representing an interest in a Zero Coupon Note in global form, or (b) in respect of the initial issue of Zero Coupon Notes in definitive form to the first holders thereof, or (c) in respect of the transfer and acceptance of Zero Coupon Notes in definitive form between individuals not acting in the conduct of a business or profession, or (d) in respect of the transfer and acceptance of such Zero Coupon Notes within, from or into The Netherlands if all Zero Coupon Notes (either in definitive form or as rights representing an interest in a Zero Coupon Note in global form) of any particular Series are issued outside The Netherlands and are not distributed into The Netherlands in the course of initial distribution or immediately thereafter. In the event that the Savings Certificates Act applies, certain identification requirements in relation to the issue and transfer of, and payments on, Zero Coupon Notes have to be complied with. As used herein "Zero Coupon Notes" are Notes that are in bearer form and that constitute a claim for a fixed sum against the Bank and on which interest does not become due during their tenor or on which no interest is due whatsoever.

Singapore

Each Dealer has acknowledged severally that this Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the "Securities and Futures Act"). Accordingly, the Notes may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any Notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 of the Securities and Futures Act except:

(i) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii) where no consideration is given for the transfer; or

(iii) by operation of law.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of the Commonwealth of Australia) in relation to the Notes has been lodged with the Australian Securities and Investments Commission ("ASIC"). Accordingly, each Dealer has severally agreed that it:

(a) has not made or invited, and will not make or invite, an offer of the Notes for issue or sale in the Commonwealth of Australia (including an offer or invitation which is received by a person in the Commonwealth of Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other offering material or advertisement relating to the Notes in the Commonwealth of Australia,

unless:

(i) the aggregate consideration payable on acceptance of the offer by each offeree is at least A$500,000 (or its equivalent in an alternate currency) (disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia;

(ii) such action complies with applicable laws, regulations and directives; and

(iii) such action does not require any documents to be lodged with ASIC.

FORM OF PRICING SUPPLEMENT

Pro Forma Pricing Supplement for an issue by African Development Bank under its Global Debt Issuance Facility.

Pricing Supplement dated [ ]

AFRICAN DEVELOPMENT BANK

Global Debt Issuance Facility
for issues of Notes with maturities of one day or longer

Issue of [Aggregate Principal Amount of Series]
[Title of Notes]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated 30 June 2006 [and the supplemental Information Memorandum dated [ ]]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum [as so supplemented].

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	Issuer:	African Development Bank
2.	(i) Series Number:	[ ]
	(ii) Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).	[ ]
3.	Specified Currency or Currencies:	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	(i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from *[insert date]* (*in the case of fungible issues only, if applicable*)]
	(ii) Net proceeds:	[ ] (*Required only for listed issues*)
6.	Specified Denominations:	[ ]
7.	(i) Issue Date:	[ ]
	(ii) Interest Commencement Date:	[ ]
8.	*Maturity Date:	[*(for Fixed Rate Notes) specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*]

* If the maturity date of the Notes issued in bearer form is one year or less select at No. 44 (Applicable TEFRA Rules) that TEFRA rules are not applicable.

9.	Interest Basis:	[[ ]% Fixed Rate] [[*specify reference rate*] +/- [ ]% Floating Rate] [Zero Coupon] [Index-Linked Interest] [Dual Currency Interest] [Variable Coupon Amount] [Other (*specify*)] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index-Linked Redemption] [Dual Currency] [Variable Redemption Amount] [Partly Paid] [Instalment] [Other (*specify*)]
11.	Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	Status of the Notes:	[Senior/Subordinated]
14.	Listing:	[The regulated market of the Luxembourg Stock Exchange for the purposes of Directive 2004/39/EC on Markets in Financial Instruments/other (*specify*)/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate[(s)] of Interest:	[ ] per cent. per annum [payable [annually/semiannually/ quarterly/monthly] in arrear]
	(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]][, not adjusted]
	(iii) Fixed Coupon Amount[(s)]:	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amount which do not correspond with the Fixed Coupon Amount[(s)]* and the Interest Payment Date(s) to which they relate]
	(v) Day Count Fraction:	[30/360/Actual/Actual (ISMA/ISDA)/other] (*Consider if day count fraction, particularly for Euro denominated issues, should be on an Actual/ Actual basis*)
	(vi) Determination Date(s):	[ ] [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*]
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[Not Applicable/*give details*]
17.	**Floating Rate Note Provisions**	[*Applicable/Not Applicable*] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Interest Period(s):	[ ]

(ii)	Specified Interest Payment Dates:	[ ]
(iii)	Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
(iv)	Business Centre(s):	[ ]
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(vi)	Interest Period Date(s):	[Not Applicable/*specify dates*]
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Issuing and Paying Agent):	[ ]
(viii)	Screen Rate Determination:	
	– Relevant Time:	[ ]
	– Interest Determination Date:	[[ ] [TARGET] Business Days [in [*specify city for Specified Currency*]] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]
	– Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
	– Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
	– Relevant Financial Centre:	[*The financial centre most closely connected to the Benchmark – specify if not London*]
	– Benchmark:	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark*]
	– Representative Amount:	[*Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount*]
	– Effective Date:	[*Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period*]
	– Specified Duration:	[*Specify period for quotation if not duration of Interest Accrual Period*]
(ix)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
	– ISDA Definitions (if different from those set out in the Conditions:	[ ]
(x)	Relevant Margin(s):	[+/–][ ] per cent. per annum
(xi)	Minimum Rate of Interest:	[ ] per cent. per annum
(xii)	Maximum Rate of Interest:	[ ] per cent. per annum
(xiii)	Day Count Fraction:	[ ]
(xiv)	Rate Multiplier:	[ ]

	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Amortisation Yield:	[ ] per cent. per annum
	(ii) Day Count Fraction:	[ ]
	(iii) Any other formula/basis of determining amount payable:	[ ]
19.	**Index-Linked Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Index/Formula:	[*give or annex details*]
	(ii) Calculation Agent responsible for calculating the interest due:	[ ]
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv) Interest Period(s):	[ ]
	(v) Specified Interest Payment Dates:	[ ]
	(vi) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/ Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)]
	(vii) Business Centre(s):	[ ]
	(viii) Minimum Rate of Interest:	[ ] per cent. per annum
	(ix) Maximum Rate of Interest:	[ ] per cent. per annum
	(x) Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]
	(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
	(v) Day Count Fraction:	[ ]
21.	**Variable Coupon Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

PROVISIONS RELATING TO REDEMPTION

22. **Call Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] specified denomination
(iii) If redeemable in part:	
(a) Minimum nominal amount to be redeemed:	[ ]
(b) Maximum nominal amount to be redeemed:	[ ]
(iv) Option Exercise Date(s):	[ ]
(v) Description of any other option of the Bank:	[ ]
(vi) Notice period (if other than as set out in the Conditions):	[ ]
23. **Put Option**	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculationof such amount(s):	[ ] per Note of [ ] specified denomination
(iii) Option Exercise Date(s):	[ ]
(iv) Description of any other Noteholders' option:	[ ]
(v) Notice period (if other than as set out in the Conditions):	[ ]
24. **Final Redemption Amount of each Note**	[Par/other/see Appendix]
25. **Early Redemption Amount**	
Early Redemption Amount(s) of each Note payable on redemption for taxation reasons oron event of default and/or the method ofcalculating the same (if required or ifdifferent from that set out in theConditions):	[ ]
26. **Variable Redemption Amount Notes**:	[Applicable/Not Applicable] [*If applicable, describe provisions*]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

27. Form of Notes:	**Bearer Notes:** [Temporary Bearer Global Note exchangeable for a Permanent Bearer Global Note which is exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Global Note.]

[Temporary Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice.]

[Permanent Bearer Global Note exchangeable for Definitive Bearer Notes on not more than 60 days' notice/at any time/in the limited circumstances specified in the Permanent Bearer Global Note].

Registered Notes:

(i) Registrar and Transfer Agents	[Name and specified offices]
(ii) DTC Application	[Yes/No/*give details*]
(iii) Australian Domestic Notes:	[Yes/No] [*If yes, set out relevant provisions*]
28. Relevant Financial Centre(s) or other special provisions relating to payment dates:	[Not Applicable/*give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which items 16(ii), 17(iv) and 19(vii) relate*]
29. Talons for future Coupons to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
31. Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details including of any minimum or maximum instalment amount*]
32. Redenomination, renominalisation and reconventioning provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
33. Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
34. Other terms or special conditions:	[Not Applicable/*give details including any details relevant to Other Notes, being Notes of a type not specifically contemplated elsewhere in this Pricing Supplement*]
35. Governing law:	[English/*please specify*]

DISTRIBUTION

36. (i) If syndicated, names of Managers:	[Not Applicable/*give names*]
(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
37. If non-syndicated, name of Dealer:	[Not Applicable/*give name*]
38. Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

39. ISIN Code:	[ ]
40. Common Code:	[ ]
41. Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]

42.	Delivery:	Delivery [against/free of] payment
43.	Changes to the Agent(s) (if any):	[ ]
44.	Applicable TEFRA Rules:	D Rules/Not Applicable
45.	Additional United States Federal Income Tax Consequences:	[Not Applicable/*give details*]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the Global Debt Issuance Facility of the African Development Bank.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:____

Duly Authorised

GENERAL INFORMATION

1. The establishment of the Facility was authorised by a resolution of the Board of Directors of the Bank adopted on 3 March 1993. On 16 December 1996 the Board of Directors of the Bank authorised an increase in the Facility Amount to US$1,000,000,000 and on 14 December 1998 the Board of Directors of the Bank authorised a further increase in the Facility Amount to U.S.$1,500,000,000. On 12 January 2000 the Board of Directors of the Bank authorised a further increase in the Facility Amount to US$3,000,000,000. By resolutions dated 20 December 2000 and 6 December 2001 the Board of Directors of the Bank authorised the establishment of an unlimited global debt issuance facility and the issuance of Notes thereunder.

2. The Notes will not be issued under an indenture, and no trustee is provided for in the Notes.

3. The Bank is not and has not been involved in any litigation, arbitration or administrative proceedings relating to claims or amounts which are material in the context of the Notes or may have, or have had during the previous twelve months, a significant effect on its financial position, nor, so far as it is aware, having made all reasonable enquiries, are any such litigation, arbitration or administration proceedings pending or threatened.

4. There has been no material adverse change in the financial position of the Bank since 31 December 2005.

5. The annual accounts of the Bank for the financial year to 31 December 2005 have been audited by Deloitte & Touche. The annual accounts of the Bank for the financial year to 31 December 2005 have on 17 May 2006 been approved by the Board of Governors of the Bank. The Bank's auditors for the financial year to 31 December 2006 are Deloitte & Touche.

6. For so long as any Notes are outstanding, copies of the following documents may be inspected free of charge during normal business hours at (and, in the case of items (b), (e) and (f) obtainable from) the specified office of the Paying Agent in Luxembourg:

(a) the Dealer Agreement;

(b) the latest Annual Report of the Bank;

(c) the Issuing and Paying Agency Agreement;

(d) the Deed of Covenant;

(e) each Pricing Supplement relating to a Series of Notes which are listed on the regulated market of the Luxembourg Stock Exchange;

(f) the Information Memorandum and any supplements thereto; and

(g) the Information Statement and any amendments or supplements thereto.

7. The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The Bank will apply to Austraclear for approval of each Series of Australian Domestic Notes to be traded in the Austraclear System. The appropriate codes allocated by Euroclear and Clearstream, Luxembourg for each Series of Notes, together with the relevant International Security Identification Number ("ISIN"), will be contained in the Pricing Supplement relating thereto. Transactions can be settled between DTC, Euroclear and Clearstream, Luxembourg. The relevant Pricing Supplement shall specify any other clearing system as shall have accepted the relevant Notes for clearance together with any further appropriate information.

8. The Luxembourg Stock Exchange has allocated to the Facility the number 2260 for listing purposes.

9. No person asserts any claim of proprietary ownership or exclusive right with respect to any feature of the tax structure or the tax aspects of the transactions described herein, and the Bank and its affiliates authorise each of the prospective investors (and each employee, representative, or other agent of any prospective investor) to disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions and other tax analyses) that are provided to the prospective investor relating to such tax treatment and tax structure.

10. This Information Memorandum and any supplements thereto, the latest Annual Report of the Bank and any Pricing Supplement will be available on the internet website of the Luxembourg Stock Exchange (www.bourse.lu).

PRINCIPAL OFFICE OF THE BANK

African Development Bank
01 B. P. 1387 Abidjan
Côte d'Ivoire

THE ARRANGER

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

THE DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP PARIBAS
10 Harewood Avenue
London NW1 6AA

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX

Dresdner Bank Aktiengesellschaft
Jürgen-Ponto-Platz 1
D-60301
Frankfurt am Main

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE

Mitsubishi UFJ Securities International plc
6 Broadgate
London EC2M 2AA

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP

Société Générale
29, Boulevard Haussmann
75009 Paris

Standard Chartered Bank
6 Battery Road
#03-00
Singapore 049909

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB

LEGAL ADVISERS

Legal Department
African Development Bank
Temporary Relocation Agency
15 Avenue de Ghana
Angle rues Hedi Nouira et Pierre de Coubertin BP 323
1002 Tunis Belvedere
Tunisia

To the Issuer as to English law and US Federal law
Linklaters
One Silk Street
London EC2Y 8HQ

To the Dealers as to English law and US Federal Tax law
Allen & Overy LLP
One New Change
London EC4M 9QQ

To the Issuer and to the Dealers as to Australian law
Mallesons Stephen Jaques
Level 60
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

ISSUING AND PAYING AGENT AND REGISTRAR

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

TRANSFER AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-1470 Luxembourg

PAYING AGENTS

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-1470 Luxembourg

The Bank of New York, Brussels
35 Avenue des arts
Kunstlaan
B-1040 Brussels

AUDITORS TO THE BANK

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

LUXEMBOURG LISTING AGENT

Dexia Banque Internationale à Luxembourg
69 route d'Esch
L-1470 Luxembourg

Exhibit C

SUBSCRIPTION AGREEMENT

To: Barclays Bank PLC
Daiwa Securities SMBC Europe Limited
(the **Managers**)

3 November 2006

Dear Sirs,

African Development Bank (the **Bank**) proposes, pursuant to an Amended and Restated Dealer Agreement (the **Dealer Agreement**, which expression shall include any amendments or supplements thereto or restatements thereof) dated 30 June 2006 and made between, among others, the Bank and the Dealers party thereto, to issue USD 500,000,000 4.875 per cent. Global Notes due 6 November 2009 (the **Notes**). The Notes are issued as part of the Global Debt Issuance Facility provided for by the Dealer Agreement and are issued subject to, and with the benefit of, all of the provisions of the Dealer Agreement including, without limitation, the representations, warranties, undertakings, indemnities and restrictions of the Bank and the Dealers contained therein. The terms of the Notes are as set out in the pricing supplement dated 3 November 2006 attached hereto.

Subject to receipt by the Managers, in form reasonably satisfactory to the Managers, of the documents set out in the next paragraph, the Bank agrees to issue the Notes and the Managers jointly and severally agree to subscribe and pay for the Notes on 6 November 2006 (the **Closing Date**) at the issue price of 99.735 per cent plus, if the Closing Date is postponed, any accrued interest in respect thereof.

The obligation of the Managers to subscribe and pay for the Notes is conditional upon the receipt by the Managers of the following documentation:

(a) Opinion of General Counsel and Director, Legal Department of the Bank;

(b) Reliance letter of General Counsel and Director, Legal Department of the Bank to Sullivan & Cromwell LLP;

(c) Legal Opinion of Allen & Overy LLP, English law advisers to the Managers;

(d) Validity Opinion of Sullivan & Cromwell LLP, United States law advisors to the Managers; and

(e) Officer's (closing) Certificate.

Sub-clauses 4.2(g) and 4.2(h) of the Dealer Agreement shall not apply to this Series of Notes.

Notwithstanding anything herein contained, the Managers or the Bank (after prior consultation with each other) may, by notice to the Bank or the Managers, as the case may be, given at any time before the time on the Closing Date when payment would otherwise be due to the Bank hereunder, terminate this Agreement if in the reasonable opinion of the Managers or the Bank there shall have been such a change in national or international financial, political or economic conditions or currency exchange rates or exchange controls as would be likely to prejudice materially the success of the offering and distribution of the Notes. Upon such notice being given by the Bank or the Managers, the parties hereto shall (except for the liability of the Bank for the payment of fees, costs and expenses as provided in Clause 10 of the Dealer Agreement) be released and discharged from their respective obligations under or pursuant to this Agreement.

In connection with the issue and distribution of the Notes, Daiwa Securities SMBC Europe Limited (the **Stabilising Manager**) (or any person acting for the Stabilising Manager) may over-allot Notes (provided

that the aggregate principal amount of the Notes does not exceed 105 per cent. of USD 500,000,000) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any agent of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the date on which adequate public disclosure of the terms of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD 500,000,000.

This Agreement, as to which time shall be of the essence, is governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

3 November 2006

Barclays Bank PLC

By: ....

(Duly authorised)

Daiwa Securities SMBC Europe Limited

By: ....

(Duly authorised)

that the aggregate principal amount of the Notes does not exceed 105 per cent. of USD 500,000,000) or effect transactions with a view to supporting the price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager (or any agent of the Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin at any time after the date on which adequate public disclosure of the terms of the Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the Notes and 60 days after the date of the allotment of the Notes. The Managers acknowledge that the Bank has not authorised the issue of the Notes of a principal amount exceeding USD 500,000,000.

This Agreement, as to which time shall be of the essence, is governed by, and shall be construed in accordance with, English law.

Please confirm, by signing below, that the foregoing correctly sets out the arrangements between us.

Yours faithfully,

....

African Development Bank

We hereby confirm that the foregoing correctly sets out the arrangements agreed between us.

3 November 2006

Barclays Bank PLC

By: ....

(Duly authorised)

Daiwa Securities SMBC Europe Limited

By: ....

(Duly authorised)

PRICING SUPPLEMENT

See Exhibit A

Exhibit D

AFRICAN DEVELOPMENT BANK
LEGAL SERVICES DEPARTMENT

TEMPORARY RELOCATION AGENCY
15, AVENUE DU GHANA
ANGLE RUES HEDI NOUIRA
& PIERRE DE COUBERTIN
TELEPHONE: (216-71) 10 20 32
TELEFAX: (216-71) 83 02 04
B.P. 323 TUNIS
1002 TUINIS BELVEDERE
TUNISIA

GENERAL COUNSEL

Date: 6 November 2006
Ref: GECL/AAA/pe/lt/106/06

To: Daiwa Securities SMBC Europe Limited and Barclays Bank PLC (the "**Managers**")

Dear Sirs,

AFRICAN DEVELOPMENT BANK
USD 500,000,000 4.875 per cent Global Notes due 6 November 2009
Issued pursuant to the Global Debt Issuance Facility for Issues of Notes with maturities of one day or longer

I have acted in my capacity as General Counsel and Director of the Legal Services Department of the African Development Bank (the "**Bank**"), in connection with the issue by the Bank of USD 500,000,000 in aggregate principal amount of 4.875 per cent Global Notes due 6 November 2009 (the "**Notes**") issued pursuant to the Bank's Unlimited Global Debt Issuance Facility for Issues of Notes with maturities of one day or longer (the "**Facility**").

For the purpose of this opinion, I have examined, *inter alia*, the following:

(a) the Agreement Establishing the African Development Bank (the "**Bank Agreement**") in its present form and the current By-Laws of the Bank, including the Rules of Procedure for meetings of the Board of Directors of the Bank;

(b) resolution B/BD/2006/01 of the Board of Directors of the Bank adopted on 18 January 2006 approving the borrowing programme for the year 2006;

(c) the Uniform Fiscal Agency Agreement entered into on 27 July 2006 and effective 20 July 2006, between the Bank and the Federal Reserve Bank of New York (the "**Fiscal Agency Agreement**");

(d) my opinion dated 19 December 2001 given in connection with the Facility (the "**Original Opinion**");

(e) my opinion dated 29 June 2006 given in connection with the update of the Facility (the "**Update Opinion**");

(f) the subscription agreement dated 3 November 2006 relating to the Notes (the "**Subscription Agreement**"),

(g) the pricing supplement dated 3 November 2006 relating to the Notes (the **"Pricing Supplement")**;

(h) the legal opinion of Sullivan & Cromwell LLP dated 6 November 2006; and

(i) the legal opinion of Allen & Overy LLP dated 6 November 2006.

I have also examined such other documents and made such investigation as I have considered necessary for the purposes of giving this opinion.

Having examined the foregoing, I am of the opinion that:

(i) in connection with the issue of the Notes, you may rely on the Original Opinion and the Update Opinion as though the statements made in the Original Opinion and the Update Opinion were made on the date hereof;

(ii) the Subscription Agreement has been duly authorised and has been duly executed and delivered by or on behalf of the Bank and constitutes a valid, legally binding and enforceable obligation of the Bank and the performance thereof is within the capacity and power of the Bank;

(iii) the Notes will constitute direct, general and unconditional obligations of the Bank which (a) rank *pari passu* among themselves and (b) will at all times rank at least *pari passu* with all other outstanding obligations of the Bank except to the extent that any such other obligations are by their terms expressed to be subordinated in right of payment;

(iv) all authorisations, consents and approvals required under the Bank Agreement for the execution and delivery of the Subscription Agreement and the Pricing Supplement, for the issuance of the Notes and for the payment of the principal and, where applicable, interest thereon have been given or obtained;

(v) the Notes have been duly issued and delivered in accordance with the Fiscal Agency Agreement and constitute valid and legally binding obligations of the Bank enforceable in accordance with their terms and conditions; and

(vi) the execution and delivery of the Subscription Agreement and the Pricing Supplement, the issue of the Notes, the consummation of the transactions therein contemplated and compliance with the terms thereof do not conflict with or result in a breach of any of the terms or provisions of or constitute a default under any agreement or instrument to which the Bank is a party or which it or any of its properties is bound, or infringe the Bank Agreement or any other existing applicable law, rule, regulation,

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 10 20 32 - Fax: (216) 71 830 204 - Internet: www.afdb.org

judgment, order or decree known to me applying to or affecting the Bank or its properties.

I express no opinion as to any agreement, instrument or other document other than as specified in this opinion.

This opinion is given solely for the purposes of the issue of the Notes and for the information of the persons to whom it is addressed and their respective legal advisers, and may not be relied upon for any other purpose or by any other person. With respect to the opinion expressed in paragraph (v) above, this opinion letter is also being furnished as an exhibit to a report of the Bank filed with respect to the Notes pursuant to Regulation AFDB adopted by the Securities and Exchange Commission under Section 9(a) of the United States African Development Bank Act.

In rendering the foregoing opinion, I have relied, with respect to matters of United States law and New York law, upon the aforementioned opinion of Sullivan and Cromwell LLP and with respect to matters of English law, upon the aforementioned opinion of Allen & Overy LLP.

Yours faithfully,

Adesegun A. AKIN-OLUGBADE

Exhibit E

AFRICAN DEVELOPMENT BANK GROUP
TEMPORARY RELOCATION AGENCY

VICE PRESIDENT
FINANCE

Ref: FNVP/Ltr/bs/25/06
Date: 27 July 2006

Federal Reserve Bank of New York
East Rutherford Operations Center
100 Orchard Street
East Rutherford, NJ 07073
United States of America

Attention: Fiscal Agency Services

This Agreement is made pursuant to section 1337 of the African Development Bank Act (95 Stat.74 *et seq.*; 22 U.S.C. 290i *et seq.*).

African Development Bank ("Fiscal Principal") hereby agrees, as consideration for the provision of fiscal agency services, to the terms and conditions of the Uniform Fiscal Agency Agreement, effective as of July 20, 2006, together with the Annexes thereto and as each may be amended, restated, superseded, or otherwise modified from time to time and as modified herein (the "UFAA").

Fiscal Principal represents and warrants that (i) it has the power and authority, and the legal right, to make, deliver and perform the UFAA, (ii) it has taken all necessary organizational action to authorize the execution, delivery and performance of the UFAA; (iii) no authorization or consent of, filing with or notice to, or other act by or in respect of, any governmental authority or any other person is required in connection with the execution, delivery, performance, validity or enforceability of the UFAA; (iv) the UFAA has been duly executed and delivered on behalf of Fiscal Principal; and (v) the UFAA constitutes a legal, valid and binding obligation of Fiscal Principal.

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 10 20 03 - Fax: (216) 71 330 598 - Internet: www.afdb.org

Section 1.4 of the UFAA shall not apply. The following provision shall apply in place of Section 1.4:

"The UFAA supersedes the Fiscal Agency Agreement ("FAA") between the Fiscal Principal and the Federal Reserve Bank of New York ("FRBNY") dated 28 March 1984. All other agreements between the Fiscal Principal and the FRBNY shall remain in force."

Notwithstanding Section 5 of the text of the UFAA,

1. Prior to debiting any of Fiscal Principal's accounts pursuant to Section 5 of the text of the UFAA, FRBNY shall notify Fiscal Principal.
2. FRBNY shall not debit the Bond Payment Account or the Callable Capital Account, established pursuant to the Bank Account Agreement between FRBNY and Fiscal Principal, dated March 28, 1984 (the "Bank Account Agreement"), attached hereto as Appendix B.

Fiscal Principal has established accounts, and may from time to time establish additional accounts, with FRBNY for the payment of the principal and interest and redemption premiums (if any) on Obligations pursuant to the Bank Account Agreement. In the UFAA these accounts are termed "Funder (P&I) Accounts."

To the extent any terms of this Letter of Agreement are inconsistent with any other terms of the UFAA, this Letter of Agreement governs.

Attached as Appendix A hereto is a listing of Fiscal Principal's address for service of process and contact information for notices.

AFRICAN DEVELOPMENT BANK

By: ______________________
Name: Thierry de LONGUEMAR
Title: Vice-President, Finance

13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira - BP 323 - Tunis Belvédère 1002 - Tunisie
Tel: (216) 71 10 20 03 - Fax: (216) 71 330 598 - Internet: www.afdb.org

APPENDIX A

ADDRESS FOR SERVICE OF PROCESS:

CT CORPORATION SYSTEM
1633 Broadway, New York
NY 10019
United States of America

ADDRESS FOR NOTICE:

The Vice-President, Finance
AFRICAN DEVELOPMENT BANK
13, Avenue du Ghana, Angle des Rues Pierre de Coubertin et Hédi Nouira
BP 323 - Tunis Belvédère 1002
Tunisia

UNIFORM FISCAL AGENCY AGREEMENT

(International Organizations)

UNIFORM FISCAL AGENCY AGREEMENT

TABLE OF CONTENTS

1.0 SCOPE AND EFFECT

1.1 This Uniform Fiscal Agency Agreement, together with the Annexes hereto and the Letter of Agreement referred to in Section 1.3 below and as each may be amended, restated, superseded, or otherwise modified from time to time (the "UFAA"), sets forth the terms under which the Federal Reserve Bank of New York ("FRBNY") shall provide fiscal agency or similar services to an entity desiring such services and as to which FRBNY is authorized to provide such services (such entity is referred to herein as a "Fiscal Principal").

1.2 This UFAA applies to "Obligations," which are defined for the purposes of this UFAA as instruments, bonds, securities, certificates and any other direct, guaranteed or guarantee obligations of Fiscal Principal, either (i) issued by Fiscal Principal after the Effective Date and as to which Fiscal Principal requests FRBNY to provide fiscal agency services or, (ii) to the extent FRBNY or the Federal Reserve Banks act as fiscal agent as of the Effective Date with respect thereto, issued by Fiscal Principal prior to the Effective Date. Obligations may be in book-entry or definitive form. Obligations issued after the Effective Date shall be issued in book-entry form, unless expressly requested otherwise by Fiscal Principal.

1.3 By signing the Letter of Agreement, substantially in the form attached hereto as Annex A, Fiscal Principal agrees to the provisions of this UFAA.

1.4 This UFAA supersedes, as of the Effective Date, any prior agreement between Fiscal Principal and FRBNY or the Federal Reserve Banks, whether written or otherwise, concerning the subject matter of this UFAA, including fiscal agency agreements and related account agreements through which fiscal agency services were provided. Those superseded agreements are specified in the Letter of Agreement signed by Fiscal Principal. There are no promises, undertakings, representations or warranties by FRBNY relative to the subject of this UFAA that are not expressly set forth or referred to herein.

1.5 "Effective Date" shall mean July 20, 2006.

2.0 APPOINTMENT OF FISCAL AGENT

Fiscal Principal hereby appoints FRBNY as its fiscal agent with respect to Obligations and FRBNY hereby accepts such appointment.

3.0 FISCAL AGENCY

3.1 Issuance of Obligations

3.1.1 With regard to any proposed issuance of Obligations after the Effective Date that have characteristics not materially different from those for which FRBNY has previously agreed to act as fiscal agent, Fiscal Principal shall provide FRBNY with the terms of the proposed issue as early as practicable.

- For purposes of this UFAA, "materially different" shall mean having characteristics, such as payment days, terms or calculations, so different from those of any then-currently outstanding Obligations as would involve hardware or software modifications by FRBNY that would require significant advance preparation.

- For purposes of this UFAA, "business day" means any day FRBNY is open and conducting all or substantially all of its business, but excludes a Saturday, Sunday or Federal public holiday.

3.1.2 With regard to any proposed issuance of Obligations after the Effective Date that have characteristics materially different (as defined above) from those for which FRBNY has previously agreed to act as fiscal agent, Fiscal Principal shall provide FRBNY with the terms of the proposed issue as early as practicable.

3.1.3 Upon receipt of notice of an issuance of Obligations from Fiscal Principal, FRBNY shall promptly process such issue, it being understood that advance notice of less than 2 business days, in the case of Section 3.1.1, or of less than 60 calendar days, in the case of Section 3.1.2, may compromise FRBNY's ability to process the issue by the proposed issuance date, though FRBNY will use its best efforts to do so.

3.2 Payments in Respect of Obligations

3.2.1 Payments

- Factor Notice. If applicable, in connection with mortgage-backed Obligations or any other Obligation the payments in respect of which are calculated using factors, Fiscal Principal shall give prior notice to FRBNY of the factor schedule for an upcoming payment in respect of Obligations ("Factor Notice"). The form, content and timing of the Factor Notice shall be reasonably satisfactory to FRBNY. Absent notice to the contrary from FRBNY, Fiscal Principal shall send the Factor Notice to FRBNY no later than 1 business day before a payment subject to such Factor Notice is to be made. Absent receipt of a timely Factor Notice, FRBNY will

not be obligated to process any payment as provided under Section 3.2.2.

- Fiscal Principal shall submit a Factor Notice in respect of a floating rate Obligation no later than 3 business days before a payment subject to such notice is to be made, or otherwise in accordance with the practice between the parties prior to the Effective Date.

- Payment Pattern. Fiscal Principal shall give FRBNY prior notice of the payment pattern, which shall specify the payment path and priority of payment and/or increments, if applicable, for any upcoming payment or payments in respect of Obligations ("Payment Pattern"). FRBNY and Fiscal Principal will agree as to the form of the Payment Pattern notice. Fiscal Principal need only submit one Payment Pattern, which will be effective for all subsequent payments unless a new Payment Pattern is submitted. A new Payment Pattern will be effective for payments to be made 60 calendar days after FRBNY receives the new Payment Pattern.

- Payment Instruction. Based on the Factor Notice, if applicable, and the Payment Pattern, FRBNY shall calculate the amount and other details concerning the principal payments (including early principal redemption), redemption amounts, or interest payments (together, "Payments") coming due or otherwise to be made by Fiscal Principal, including the date such Payments are to be made ("Payment Date"). This calculation shall be deemed the "Payment Instruction."

  - To the extent consistent with practice prior to the Effective Date, FRBNY shall promptly provide the Payment Instruction to Fiscal Principal, which shall confirm the Payment Instruction to FRBNY prior to the Payment Date. This confirmation shall be by telephone, electronic mail, SWIFT message, facsimile, or such other manner agreed by the parties.

3.2.2 On each Payment Date, pursuant to the Payment Instruction, FRBNY shall draw upon one or more funder (principal and interest) accounts of Fiscal Principal ("Funder (P&I) Accounts"), maintained on the books and records of FRBNY as an account for Fiscal Principal, as instructed by Fiscal Principal pursuant to Section 3.2.1. to effect the Payments scheduled on that Payment Date.

3.2.3 FRBNY shall not be obligated to act on a Payment Instruction unless and until such time as actually and finally collected funds available to make Payment (or portion of any Payment, as specified in the Payment Pattern) have been credited to such Funder (P&I) Account(s), provided that such

time is not later than 4:00 p.m. ET on such Payment Date. FRBNY shall process a Payment (or portion of a Payment, as specified in the Payment Pattern) on a Payment Date only when an amount sufficient to make Payment (or portion of any Payment, as specified in the Payment Pattern) has been credited to such Funder (P&I) Account(s).

3.2.4 If on any day other than a Payment Date, Fiscal Principal will fund any of its accounts (including but not limited to Funder (P&I) Accounts) maintained at FRBNY such that the aggregate amount of funds credited to such account(s) at the end of such day and overnight will be substantially in excess of the amounts normally left uninvested overnight by Fiscal Principal in accounts maintained at FRBNY, then Fiscal Principal shall so notify FRBNY as soon as possible but in no event later than 10:00 a.m. ET on such day. This notice will minimize the disruption to FRBNY's implementation of United States' monetary policy and the conduct of open market operations. If Fiscal Principal will be investing those funds overnight in an FRBNY-offered investment facility such as the repo pool, then no notice under this section of the UFAA is required; however, Fiscal Principal should instead follow the notice and other requirements in the standard terms and conditions governing or other procedures concerning the Fiscal Principal's corporate account and investment options with FRBNY.

3.2.5 Notwithstanding any other provision of this UFAA, FRBNY shall not be obligated to act in a manner inconsistent with the Federal Reserve Policy on Payments System Risk issued by the Board of Governors of the Federal Reserve System.

3.2.6 Payment may be made by FRBNY on behalf of Fiscal Principal by check at Fiscal Principal's request. If any Payment is so made, FRBNY will mail such check on the Payment Date, unless otherwise requested by Fiscal Principal. If any such Payment is to be mailed in advance of the Payment Date, Fiscal Principal shall deposit the amount required for such Payment in the appropriate Funder (P&I) Account prior to the time FRBNY will debit the account in order to issue the check, which shall be 4:00 p.m. ET on the mailing date, unless FRBNY notifies Fiscal Principal otherwise.

3.2.7 Any deposit in Fiscal Principal's Funder (P&I) Account(s) shall be a general deposit and shall not be deemed to be held in trust for or on account of the holders of the Obligations. Other than pursuant to a Payment Instruction, a deposit in Fiscal Principal's Funder (P&I) Account(s) may not be withdrawn by Fiscal Principal except upon request by the Fiscal Principal and as permitted by FRBNY, such permission not to be withheld unless FRBNY reasonably determines that such withdrawal is contrary to FRBNY's policies.

3.3 Records and Reports

3.3.1 Fiscal Principal shall furnish to FRBNY such financial information and reports of condition as FRBNY may reasonably request from time to time.

3.3.2 FRBNY shall keep separate accounts and records of all its transactions for Fiscal Principal under this Agreement and shall permit Fiscal Principal at any time to examine all such accounts and records. On a regular basis, but no less frequently than monthly, FRBNY shall forward to Fiscal Principal to the address set out in the Letter of Agreement a statement of: (i) the total outstanding balance, if any, in Fiscal Principal's account(s), and (ii) the total amount of outstanding Obligations.

3.3.3 Upon payment of principal and payment of interest due on outstanding Obligations, FRBNY shall forward to Fiscal Principal a message via Fiscal Principal's funds interface with FRBNY, or via such other method as is the practice between the parties prior to the Effective Date, regarding such payment.

3.3.4 Fiscal Principal shall reconcile all statements of account and messages provided pursuant to this section with its own records and may not assert any dispute or difference with respect to the statements of account and messages provided pursuant to this section unless FRBNY receives notice from Fiscal Principal of any such dispute or difference within 60 calendar days after the accounting or messages have been received by Fiscal Principal.

3.3.5 In addition to the records and reports specifically listed in this Section 3.3, FRBNY will continue to keep and/or provide any records and reports that it has kept and provided for or to Fiscal Principal immediately prior to the Effective Date.

3.4 Authorizations

3.4.1 Fiscal Principal shall, from time to time, give FRBNY notice in respect of the names, titles, specimen signatures, and authority of the persons who are authorized to issue directions and instructions to FRBNY and otherwise to act with respect to transactions to be effected by FRBNY, for and on behalf of Fiscal Principal. Such authorizations shall be in a form satisfactory to FRBNY and shall be signed by an authorized officer of Fiscal Principal. FRBNY is entitled to rely on the most recent authorization until it has received notice to the contrary.

3.4.2 On and as of each date that Fiscal Principal requests FRBNY to issue a new Obligation and each date that FRBNY issues or causes to be issued a new Obligation on such request, Fiscal Principal shall be deemed to represent and warrant to FRBNY that (1) it has taken all organizational actions necessary to authorize such issuance and (2) no authorizations or consent of, filing with or notice to, or any other act by or in respect of, any governmental authority or any other person is required in connection with such issuance, except as Fiscal Principal has obtained or made. Fiscal

Principal hereby agrees that it shall promptly provide FRBNY, upon request, with written evidence, satisfactory to FRBNY, of such actions, authorizations, consents, filings, notices or other acts, if any.

3.5 Definitive Obligations

3.5.1 Terms relating to definitive Obligations are set forth in Annex B to this UFAA.

3.5.2 Except where the offering terms for Obligations provide for their issuance, exchange or conversion to definitive form or as expressly requested by Fiscal Principal and agreed by FRBNY, no Obligations, whenever issued, existing in book-entry form shall be convertible to definitive form.

3.6 Fiscal Agency Services

In addition to the fiscal agency services set forth in this Section 3 and subject to the terms of this UFAA, FRBNY shall perform such other services for Fiscal Principal as FRBNY and Fiscal Principal mutually deem necessary or desirable in connection with payment, issuance, transfer and substitution of definitive and book-entry Obligations and Fiscal Principal's payment obligations with respect to the Obligations. Fiscal Principal and FRBNY contemplate that each will consult with the other from time to time with respect to the operating procedures to be followed in connection with the provision of such services.

4.0 REIMBURSEMENT OF FEES AND EXPENSES

4.1 Fiscal Principal shall reimburse or pay FRBNY for all reasonable expenses properly incurred, and fees charged, by FRBNY in acting as fiscal agent for, or providing fiscal agency services to Fiscal Principal in accordance with this UFAA. From time to time, FRBNY shall advise the Fiscal Principal of FRBNY's reimbursement and fee policies, and FRBNY will provide quarterly invoices showing charge details.

4.2 Fiscal Principal shall designate an account for reimbursement and payment of expenses and fees or will arrange for a wire transfer sufficient to pay such expenses and fees. If insufficient funds exist in Fiscal Principal's designated account, or if Fiscal Principal fails to reimburse or pay such expenses and fees or any other obligation owing to FRBNY in a timely manner, FRBNY may reimburse itself by charging these amounts to any account in the name of Fiscal Principal on the books of any Federal Reserve Bank and will provide prompt notice to Fiscal Principal of any such charge.

5.0 REIMBURSEMENT OF PRINCIPAL AND/OR INTEREST

5.1 For any principal and/or interest payment made in respect of an Obligation by FRBNY out of its own funds it may reimburse itself by debiting any account on its books in the name of the Fiscal Principal for such amount.

6.0 LIABILITY AND INDEMNIFICATION

6.1 FRBNY assumes no liability hereunder, except for its negligence or misconduct in carrying out the provisions of this UFAA, in which case FRBNY shall be liable only for the actual direct loss sustained by Fiscal Principal and proximately caused by FRBNY.

6.2 FRBNY shall not be liable for any action taken by it in reliance upon any Obligation, other instrument or document, or any instruction contemplated hereby, if in good faith the Obligation, instrument, document, or instruction reasonably appeared to FRBNY to be genuine. FRBNY may rely on instructions and data provided by Fiscal Principal in accordance with Section 6.3 and assume no responsibility for their accuracy.

6.3 FRBNY may act upon the written instructions or notice of authorized officer(s) of Fiscal Principal, or any other person designated in writing by Fiscal Principal in accordance with Section 3.4. Such instructions or notice shall be full and complete authorization and protection in respect of any action reasonably taken or suffered in good faith by FRBNY under this UFAA.

6.4 Fiscal Principal shall indemnify and hold FRBNY harmless from and against all loss, claim, damage, liability and expense, including, but not limited to, reasonable attorneys' fees, arising out of, or in connection with, any action taken or any failure to act under this UFAA, except to the extent proximately caused by FRBNY's negligence or misconduct.

6.5 When acting as fiscal agent for Fiscal Principal, FRBNY does not assume any obligation of agency or trust for or with any of the owners or holders of the Obligations, or with respect to principal or interest on the Obligations.

6.6 Nothing expressed in or to be implied from this UFAA shall give any person, firm or corporation other than the parties hereto any legal or equitable right, remedy or claim under this UFAA or under any covenant or provision of this UFAA, this UFAA being intended to be and being for the sole and exclusive benefit of the parties hereto.

7.0 TERMINATION AND AMENDMENTS

7.1 FRBNY may resign as, and Fiscal Principal may remove FRBNY as, fiscal agent of Fiscal Principal in its entirety or in respect of any outstanding issue of Obligations by giving not less than 180 calendar days' (or such longer period as the parties may agree) advance written notice to the other party (which may be waived by the other party in writing). Upon such resignation or removal in respect of any issue of Obligations, FRBNY shall transfer, deliver and pay over to the institution designated by Fiscal Principal all Certificates (as defined in Annex B) and other property or funds on deposit with FRBNY as fiscal agent in respect of such issue and the transfer agent file of such issue and such other books and records as may be reasonably necessary for any successor fiscal agent to fulfill its

duties. FRBNY shall make and keep available to Fiscal Principal, and its respective agents, at all reasonable times thereafter, all other books and records maintained by FRBNY as fiscal agent. Notwithstanding the foregoing, FRBNY's right of termination is subject to any statutory or regulatory obligations of FRBNY to serve as Fiscal Principal's fiscal agent and any statutory or regulatory right of Fiscal Principal to name FRBNY as its fiscal agent.

7.2 This UFAA may be amended only by a writing signed by authorized representatives of Fiscal Principal and FRBNY.

8.0 CONFLICTS

In the event of any conflict between the terms of this UFAA and any Operating Circular or other agreement Fiscal Principal has entered into with FRBNY, the terms of this UFAA shall govern.

9.0 ENFORCEABILITY OF PROVISIONS

The failure of Fiscal Principal, or of FRBNY, to enforce all or any part of the provisions or terms of this UFAA shall not constitute a waiver of the right of the parties to require compliance with all of the terms and provisions of this UFAA.

10.0 SUBMISSION TO JURISDICTION

Each of Fiscal Principal and FRBNY:

10.1 submits for itself and its property in any legal action or proceeding relating to or arising out of this UFAA, or the conduct of any party with respect therefor or for recognition and enforcement of any judgment in respect thereof, to the nonexclusive general jurisdiction of the United States District Court for the Southern District of New York;

10.2 agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of delivery), postage prepaid, to the address provided in the Letter of Agreement; and

10.3 agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction.

11.0 NOTICE

11.1 Routine notices, such as those described in Sections 3.1, 3.2 and 3.3, under this UFAA may be by telephone, electronic mail, SWIFT message, facsimile or such other manner agreed by the parties, or otherwise in accordance with practice between the parties prior to the Effective Date.

11.2 All other notices under this UFAA shall be in writing (a) sent by certified mail,

return receipt requested; (b) personally delivered; or (c) sent by telecopy, facsimile or other electronic means agreed by the parties, in such case confirmed by certified mail, return receipt requested, unless otherwise agreed by the parties. Unless otherwise expressly provided herein, notice shall be deemed to have been given or made (a) if given by mail, when deposited in the mail by certified mail, return receipt requested, (b) if personally delivered, when delivered by hand, or (c) if by telecopy, facsimile or other electronic means, when sent, provided in each case that any notice to or notification shall not be effective until received. Notices to FRBNY should be directed to:

Federal Reserve Bank of New York
33 Liberty Street
New York, New York 10045
Attention: Wholesale Product Office
Fax: 212-720-8909

With a copy to:

Federal Reserve Bank of New York
33 Liberty Street
New York, New York 10045
Attention: CBIAS
Fax: 212-720-3464

Federal Reserve Bank of New York
East Rutherford Operations Center
100 Orchard Street
East Rutherford, NJ 07073
Attention: Belinda Williams/ Electronic Payments
Fax: 201-531-3590
Email: belinda.williams@ny.frb.org

Notices to Fiscal Principal shall be directed as set forth in the Letter of Agreement.

11.3 Either party may change its address for notice by notice to the other party in the manner provided in Section 11.2.

12.0 NO WAIVER OF IMMUNITIES

Fiscal Principal may be exempt from the payment or collection of any tax, or may be entitled to other privileges and immunities pursuant to its charter or to the laws, regulations, or documents governing its organization and/or formation. Nothing herein shall be deemed to be a waiver by Fiscal Principal of any such exemption, privilege or immunity or any other privileges or immunities provided in such charter, laws, regulations or documents.

13.0 GOVERNING LAWS AND REGULATIONS

This UFAA shall be governed by Federal law, and, to the extent not inconsistent with Federal law, by the laws of the State of New York.

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ANNEX A

FORM OF LETTER OF AGREEMENT

[Letterhead of Fiscal Principal]

Date: ____________

Federal Reserve Bank of New York
East Rutherford Operations Center
100 Orchard Street
East Rutherford, NJ 07073

Attention: Fiscal Agency Services

[Name of Fiscal Principal] ("Fiscal Principal") hereby agrees, as consideration for the provision of fiscal agency services, to the terms and conditions of the Uniform Fiscal Agency Agreement, effective as of July 20, 2006, together with the Annexes thereto and as each may be amended, restated, superseded, or otherwise modified from time to time (the "UFAA").

Fiscal Principal represents and warrants that (i) it has the power and authority, and the legal right, to make, deliver and perform the UFAA, (ii) it has taken all necessary organizational action to authorize the execution, delivery and performance of the UFAA; (iii) no authorization or consent of, filing with or notice to, or other act by or in respect of, any governmental authority or any other person is required in connection with the execution, delivery, performance, validity or enforceability of the UFAA; (iv) the UFAA has been duly executed and delivered on behalf of Fiscal Principal; and (v) the UFAA constitutes a legal, valid and binding obligation of Fiscal Principal.

Attached as Appendix A hereto is a listing of Fiscal Principal's address for service of process and contact information for notices. Attached as Appendix B hereto is a listing of agreements superseded by the UFAA.

To the extent any terms of this Letter of Agreement are inconsistent with any other terms of the UFAA, this Letter of Agreement governs.

____
[Name of Fiscal Principal]

By: ____________________[1]
Name:
Title:

[1] Please attach to this letter evidence of the signer's authority to bind Fiscal Principal. Such evidence may be a letter or certificate of Fiscal Principal's secretary or general counsel stating that the signer has the title indicated and is authorized to bind Fiscal Principal.

APPENDIX A
To Letter of Agreement

ADDRESS FOR SERVICE OF PROCESS[2]:

ADDRESS FOR NOTICE:

[2] FRBNY asks ITO Fiscal Principals that do not provide an address for service of process to appoint an agent in New York or Washington, D.C. for service of process.

APPENDIX B

SUPERSEDED AGREEMENTS

Terms Relating to Definitive Obligations

1. Certificates

(a) Fiscal Principal shall furnish to FRBNY, in partly finished form, certificates that may be issued in respect of requests for transfer, exchange or substitution of previously issued definitive Obligations ("Certificates").

(b) FRBNY shall account to Fiscal Principal for any unused Certificates and shall deliver them in accordance with Fiscal Principal's instructions after the maturity or call date of the issue.

(c) FRBNY shall maintain a recordkeeping system for all definitive Obligations outstanding until the Obligations are discharged and shall update that system in accordance with changes of ownership as evidenced by the transfer of definitive Obligations pursuant to the UFAA.

(d) With respect to each type of definitive Obligation, Fiscal Principal and FRBNY shall agree on a set period in advance of payment dates during which FRBNY may defer issuing Certificates in respect of requests for transfer or exchange, provided that any such period is consistent with the terms of issue of the Obligation.

(e) FRBNY shall account for and cancel Certificates for definitive Obligations that have been exchanged or paid on behalf of Fiscal Principal hereunder, and shall, at regular intervals, deliver the canceled Certificates to Fiscal Principal or its designee, at which time FRBNY shall thereby be released from its duties as fiscal agent with respect to the Obligations represented by the canceled Certificates.

(f) If any definitive Obligation becomes mutilated or is destroyed or lost, FRBNY, in its discretion, may authenticate and deliver a new Certificate of the same issue and of like tenor, date, amount, and maturity, in exchange and substitution for, and upon cancellation of, the mutilated, destroyed or lost definitive Obligation, or if the mutilated, destroyed or lost definitive Obligation shall have matured, FRBNY may pay the Obligation, and may waive surrender of the Certificate representing the matured Obligation, in accordance with the limitations and conditions established by the UFAA.

(g) An applicant for a substitute definitive Obligation or for payment on a mutilated, destroyed or lost definitive Obligation shall be required to furnish in duplicate to FRBNY evidence satisfactory to FRBNY and Fiscal Principal, in their discretion, of the destruction or loss of the definitive Obligation and of an indemnity satisfactory to FRBNY and Fiscal Principal and, if required by Fiscal Principal, shall reimburse Fiscal Principal for all expenses (including attorneys' fees) incurred in connection with the preparation, issuance and authentication of the

substitute definitive Obligation and shall also comply with such other procedures as Fiscal Principal prescribes. FRBNY is authorized, at its discretion, to place a stop payment order against, and issue a replacement draft for, any payable-through draft issued by it on behalf of Fiscal Principal.

(h) FRBNY shall consult with Fiscal Principal as to the action to be taken in the event of an actual or potential dispute over ownership or payment rights respecting a definitive Obligation. With respect to records that FRBNY has assumed from a previous transfer agent, Fiscal Principal shall be responsible for resolving any dispute or inconsistency with respect to the identity of the registered holder of any definitive Obligation unless the dispute or inconsistency is the result of FRBNY's entering erroneous data in the records it maintains.

2. Transfer and Exchange

(a) Unless otherwise agreed in writing, and subject to limitations on transfers and exchanges in the terms of the Obligation, FRBNY may accept, for exchange or transfer, any Obligation received by mail, or presented at its offices, and may exchange or transfer the Obligations without further investigation, in reliance upon any instruction, certification, authorization, assignment or other instrument believed by FRBNY in good faith to be genuine and to have been signed, countersigned or executed by any duly authorized person or persons. FRBNY may record any such transfer or exchange of Obligations, and issue and authenticate any new Obligations that it believes in good faith to have been so duly authorized.

(b) FRBNY may refuse to record any transfer or exchange of an Obligation if in good faith FRBNY deems refusal to be necessary to avoid any liability on the part of itself or Fiscal Principal. FRBNY shall promptly provide Fiscal Principal with written notice of any such refusal.

3. Discharge

(a) On an annual basis, FRBNY shall provide Fiscal Principal with an accounting, by issue and payment date, for any definitive Obligations of:

(i) matured Obligations outstanding; and

(ii) principal, interest and redemption funds for Obligations not disbursed for: (x) each registered issue principal, interest and redemption payment that, as of that January 1, became payable at least two years before; and (y) each bearer issue principal and coupon payment that became payable at least two years before ((x) and (y) together, "Unpaid Obligations").

(b) Fiscal Principal shall approve (or correct) the accounting provided by FRBNY, and then provide FRBNY with written permission to finalize the accounting.

(c) Upon receipt of the written permission to finalize the accounting referenced in clause (b), FRBNY shall return to Fiscal Principal, on a mutually agreed date, any remaining funds held for Unpaid Obligations.

(d) Notwithstanding the previous clause (c), Fiscal Principal may provide for the payment of Unpaid Obligations of a specified issue or issues for which a discharge has occurred under this Section 3 by maintaining a balance with FRBNY in an amount agreed upon by Fiscal Principal and FRBNY, from which balance FRBNY shall pay any such Unpaid Obligation presented thereafter.

(e) FRBNY shall permit Fiscal Principal or its duly appointed agent to examine and copy all records relating to coupons for bearer definitive Obligations that have been discharged pursuant to this section. FRBNY shall also furnish such other information in respect of definitive Obligations that have been discharged pursuant to this section as Fiscal Principal or its duly appointed agent may reasonably request.

(f) Fiscal Principal shall reconcile all accounting and advices provided pursuant to this section with its own records and may not assert any dispute or difference with respect to the accounting and advices provided pursuant to this section unless FRBNY receives written notice from Fiscal Principal of any such dispute or difference within 60 calendar days after the accounting or advices have been sent to Fiscal Principal.